As filed with the Securities and Exchange Commission on July 31, 2006

Registration No. 333-135878

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

THE KNOT, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	462 Broadway, 6th Floor New York, New York 10013 (212) 219-8555	13-3895178 (I.R.S. Employer Identification Number)

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David Liu
President and Chief Executive Officer
The Knot, Inc.
462 Broadway, 6th Floor
New York, New York 10013
(212) 219-8555

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Brian B. Margolis, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036 (212) 969-3000	Glenn M. Reiter, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

      If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 31, 2006

The Knot, Inc.

7,950,000 Shares
Common Stock

This is a public offering of shares of common stock of The Knot, Inc. We are offering 3,500,000 shares of our common stock. Selling stockholders are offering an additional 4,450,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Our common stock is traded on the Nasdaq Global Market under the symbol “KNOT.” On July 27, 2006, the last reported sale price of our common stock was $18.13 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to The Knot, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters expect to deliver the shares of our common stock to investors in New York, New York on               , 2006.

We have granted the underwriters the right to purchase up to 1,192,500 additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

Allen & Company LLC	JPMorgan
Roth Capital Partners

The date of this prospectus is          , 2006.

TE PARK
OPERTY

Every year

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INSIDE YOUR LIVES

PROSPECTUS SUMMARY

      This summary highlights selected information contained in greater detail elsewhere in this prospectus or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision.

      Unless the context otherwise indicates, references in this prospectus to the terms “The Knot,” “we,” “our” and “us” refer to The Knot, Inc. and its subsidiaries and “WeddingChannel” refers to WeddingChannel.com, Inc. and its subsidiaries. This prospectus contains product names, trade names, service marks and trademarks of The Knot as well as other entities.

Our Business

      The Knot is a leading lifestage media company targeting couples planning their weddings and future lives together. We commenced operations in May 1996. Our principal website, www.theknot.com, is the most trafficked wedding site online and offers extensive wedding-related content and shopping, and an active community. The Knot also provides wedding content to MSN and Comcast. We publish The Knot Weddings Magazine, which features editorial content and a shopping directory format which covers every major wedding planning decision and is distributed to newsstands and bookstores across the nation. We also publish The Knot Weddings regional magazines in 15 markets in the United States and The Knot Real Weddings in two additional local markets.

      In November 2004, we launched The Nest, www.thenest.com, the first online destination for the newly married audience. In January 2005, we acquired the business and assets of GreatBoyfriends LLC including the websites www.greatboyfriends.com and www.greatgirlfriends.com, which are referral-based online dating services supported by subscriptions. We also author books on wedding-related and newlywed-related topics. We are based in New York and have several other offices across the country.

Recent Developments

Pending Merger with WeddingChannel

      On June 5, 2006, we announced that we entered into a definitive merger agreement (the “Merger Agreement”) with WeddingChannel, a privately-held provider of wedding planning and gift buying services. We refer to this transaction in this prospectus as the “Merger.” Under the terms of the Merger Agreement, we will pay approximately $57.9 million in cash and issue 1,150,000 shares of our common stock in exchange for all of the outstanding capital stock and stock options of WeddingChannel. We intend to finance the cash portion of the purchase price through our existing cash resources and the proceeds of this offering. The cash portion of the purchase price will be adjusted if WeddingChannel's working capital is above or below $10 million at closing.

      The Merger has been approved by the boards of directors of both companies. Stockholders representing approximately 30% of the outstanding capital stock of WeddingChannel have agreed to vote their shares in favor of the Merger. The Merger is subject to customary closing conditions, including stockholder and regulatory approvals, and is currently expected to close in the third quarter of 2006. The Merger Agreement also contains certain termination rights in favor of each of The Knot and WeddingChannel. For more information about the Merger, see “Pending Merger with WeddingChannel.”

      Similar to The Knot, WeddingChannel offers comprehensive wedding-planning content and interactive tools, and allows couples to manage gift registries for purchases from the nation's largest retailers and to pre-reserve hotel rooms from numerous properties worldwide. WeddingChannel's online wedding registry system searches registries from retailers and resort groups, including Macy's, Bloomingdale's, Tiffany & Co., Crate & Barrel, Neiman Marcus, Williams-Sonoma, Pottery Barn, The Home Depot, JCPenney, Starwood Hotels, Sandals Resorts and others. WeddingChannel also operates a bridal fashion trade show.

      On September 19, 2003, WeddingChannel filed a complaint against The Knot in the United States District Court for the Southern District of New York alleging patent infringement. A stay was entered on January 17, 2006 relating to this litigation. We expect that the litigation will be withdrawn effective as of the closing of the Merger, and, therefore, that we will not suffer any future harm to our business, results of operations or financial condition relating to this litigation if the Merger is completed. For additional information, see “Business—Legal Proceedings.”

      See “Business—Recent Developments—Pending Merger with WeddingChannel” for a description of the benefits of the Merger, “Pending Merger with WeddingChannel” for a description of the terms of the Merger, and “Risk Factors—Risks Related to the Pending Merger with WeddingChannel” for a description of the risks associated with the Merger and the risks that the combined company may face if the Merger is consummated.

Private Placement

      On July 10, 2006, we issued and sold 2,750,000 shares of its common stock in a private placement (the “Private Placement”) to three institutional investors at a price of $18.25 per share. The proceeds from the Private Placement will be used for general corporate purposes, including working capital and capital expenditures. The shares of common stock sold by The Knot in the Private Placement were not registered under the Securities Act of 1933. On July 20, 2006, The Knot filed a shelf registration statement covering resales of the common stock issued to institutional investors in the Private Placement.

Acquisition of “the lilaguide”

      On July 25, 2006, The Knot announced that it had acquired “the lilaguide”, a collection of localized pocket-sized, for-parents-by-parents guidebooks on all-things babies, for approximately $2.0 million, consisting of cash paid and liabilities assumed. The acquisition of “the lilaguide” represents The Knot's first step into the business of catering to the needs of first-time parents.

Results for Second Quarter and First Six Months of 2006

      On July 27, 2006, we announced the following results, which are preliminary and unaudited, for the three and six months ended June 30, 2006:

      For the second quarter ended June 30, 2006, we had net revenues of $17.7 million, an increase of 31% from net revenues of $13.6 million for the second quarter of 2005. All three of our revenue streams contributed to the gains, led by local and national online advertising revenue which was up 38% over the prior year. Publishing and other revenues rose by 30%, and merchandise revenue increased by 20% over the prior year.

      Net income for the second quarter of 2006 was $3.9 million, or $0.17 per basic and $0.15 per diluted share, as compared to $1.3 million, or $0.06 per basic and $0.05 per diluted share, in 2005. Professional fees related to our litigation with WeddingChannel.com, which were $1.6 million in the second quarter of 2005, were minimal in the second quarter of 2006. On January 17, 2006, a stay was entered in connection with this litigation, for a period of not less than 60 days, upon the joint request of the parties. The stay has continued to remain in effect.

      For the six months ended June 30, 2006, we had net revenues of $32.5 million and net income of $5.6 million or $0.24 per basic and $0.22 per diluted share as compared to net revenues of $25.5 million and net income of $1.7 million or $0.08 per basic and $0.07 per diluted share in 2005.

      Our principal executive offices are located at 462 Broadway, 6th Floor, New York, New York, 10013. Our telephone number is (212) 219-8555.

      The address of our principal website is www.theknot.com. Our website address is provided solely for informational purposes, and the information contained on our website does not constitute part of this prospectus.

The Offering

Common stock offered by The Knot	3,500,000 shares
Common stock offered by the selling stockholders	4,450,000 shares
Total shares of common stock being offered	7,950,000 shares
Common stock to be outstanding after the offering	29,789,038 shares
Use of proceeds	We intend to use the net proceeds we receive from this offering to fund part of the cash portion of the consideration payable by us in the Merger.
We will not receive any of the proceeds from the sale of shares by the selling stockholders.
See “Use of Proceeds.”
Nasdaq Global Market symbol	KNOT

      Except as otherwise indicated, whenever we present the number of shares of our common stock outstanding, we have:

•	based this information on the shares outstanding as of July 27, 2006 (which includes the 2,750,000 shares of common stock issued in our recently completed Private Placement), excluding:

•	2,288,585 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $2.60 per share;

•	2,415,971 shares of common stock available for issuance under our existing stock option plans; and

•	1,150,000 shares of common stock that we expect to issue as part of the Merger consideration;

•	assumed no exercise of stock options after July 27, 2006; and

•	assumed no exercise of the underwriters' over-allotment option.

Risk Factors

      See “Risk Factors” beginning on page 9 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Summary Historical Consolidated and Unaudited Pro Forma
Consolidated Financial Information

      The following tables set forth summary historical consolidated and unaudited pro forma financial information, and should be read in conjunction with “Selected Historical Consolidated Financial Information,” “Management's Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Information,” and the consolidated financial statements and related notes incorporated by reference herein.

      The summary historical and unaudited pro forma consolidated financial information included below and elsewhere in this prospectus is not necessarily indicative of, and does not constitute projections for, our financial results for the full year 2006 or any future period. The summary unaudited pro forma consolidated financial information is not necessarily indicative of the financial position or results of operations that would have been realized had the Merger occurred at the dates indicated.

The Knot

      The statement of operations data for The Knot presented below for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, and the balance sheet data as of those dates, have been derived from our audited consolidated financial statements incorporated by reference herein. The statement of operations data for The Knot presented below for the three months ended March 31, 2005 and 2006, and the balance sheet data as of those dates, have been derived from our unaudited consolidated financial statements incorporated by reference herein.

	Year Ended December 31,					Three Months Ended March 31,
	2001(a)	2002(b)	2003(c)(e)	2004(d)(e)	2005(e)	2005(e)	2006(e)
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenues:
Online sponsorship and advertising	$4,923	$6,888	$12,463	$17,624	$25,844	$5,775	$7,799
Merchandise	8,097	13,674	15,510	13,064	12,591	3,386	3,138
Publishing and other	11,100	8,914	8,724	10,709	12,973	2,772	3,814

Total net revenues	24,120	29,476	36,697	41,397	51,408	11,933	14,751
Cost of revenues:
Online sponsorship and advertising	586	504	446	658	806	157	313
Merchandise	4,534	6,898	8,041	7,021	6,062	1,600	1,550
Publishing and other	3,752	2,822	3,230	3,465	4,233	1,155	1,266

Total cost of revenues	8,872	10,224	11,717	11,144	11,101	2,912	3,129

Gross profit	15,248	19,252	24,980	30,253	40,307	9,021	11,622
Operating expenses:
Product and content development	4,497	3,885	4,221	5,162	6,879	1,681	1,786
Sales and marketing	13,967	11,287	11,368	12,068	14,212	3,627	4,714
General and administrative	8,979	7,375	7,523	11,092	14,491	3,118	3,262
Non-cash sales and marketing	653	653	—	—	—	—	—
Depreciation and amortization	2,545	1,244	858	817	1,271	281	372

Total operating expenses	30,641	24,444	23,970	29,139	36,853	8,707	10,134

Income (loss) from operations	(15,393)	(5,192)	1,010	1,114	3,454	314	1,488
Interest income, net	306	112	102	300	763	130	300

Income (loss) before income taxes	(15,087)	(5,080)	1,112	1,414	4,217	444	1,788
Provision for income taxes	—	—	50	139	265	35	103

Net income (loss)	$(15,087)	$(5,080)	$1,062	$1,275	$3,952	$409	$1,685

Earnings (loss) per share:
Basic	$(1.03)	$(0.28)	$0.06	$0.06	$0.17	$0.02	$0.07

Diluted	$(1.03)	$(0.28)	$0.05	$0.05	$0.16	$0.02	$0.07

Weighted average number of shares used in calculating earnings (loss) per share:
Basic	14,716,741	17,909,492	18,900,861	22,073,885	22,715,724	22,410,542	23,084,772

Diluted	14,716,741	17,909,492	20,308,658	23,650,408	24,878,652	24,296,093	25,578,559

	As of December 31,					As of March 31,
	2001	2002(b)	2003(c)	2004	2005	2005	2006
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$6,782	$9,306	$22,511	$23,038	$29,235	$22,692	$31,178
Working capital	3,790	5,563	16,933	18,462	23,525	18,163	24,436
Total assets	26,010	27,775	38,707	39,994	49,385	41,684	54,292
Total stockholders' equity	15,320	16,017	27,300	29,202	35,337	30,249	37,900

(a)	Includes amortization of goodwill.

(b)	As described in Note 8 to our financial statements, on February 19, 2002, we entered into a Common Stock Purchase Agreement with May Bridal Corporation (“May Bridal”), an affiliate of May Department Stores Company, pursuant to which we sold 3,575,747 shares of common stock to May Bridal for $5.0 million in cash.

(c)	As described in Note 9 to our financial statements, on November 20, 2003, we completed the sale of 2,800,000 shares of common stock to two institutional investor groups. Net proceeds after placement fees and other offering expenses were $9.9 million.

(d)	As described in Note 8 to our financial statements, as part of a settlement agreement with America Online, Inc. in September 2004, we recorded a non-cash benefit of $1.2 million as a reduction of sales and marketing expense.

(e)	General and administrative expenses include legal fees related to litigation with WeddingChannel of $136,000, $3.1 million and $4.8 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $683,000 and $180,000 for the three months ended March 31, 2005 and 2006, respectively.

      The following is certain financial information about The Knot as of June 30, 2006 and for the six months ended June 30, 2005 and 2006. This information is preliminary and is unaudited.

	Six Months Ended June 30,
	2005	2006
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenues:
Online sponsorship and advertising	$11,829	$16,153
Merchandise	7,453	8,035
Publishing and other	6,217	8,292

Total net revenues	25,499	32,480
Cost of revenues	5,787	7,187

Gross profit	19,712	25,293
Operating expenses:
Product and content development	3,454	3,613
Sales and marketing	7,157	9,083
General and administrative	6,974	6,588
Depreciation and amortization	561	825

Total operating expenses	18,146	20,109

Income from operations	1,566	5,184
Interest income, net	297	663

Income before income taxes	1,863	5,847
Provision for income taxes	114	276

Net income	$1,749	$5,571

Earnings per share:
Basic	$0.08	$0.24

Diluted	$0.07	$0.22

Weighted average number of shares used in calculating earnings per share:
Basic	22,532,971	23,129,238

Diluted	24,507,398	25,681,506

As of June 30, 2006
(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$34,262
Working capital	28,419
Total assets	56,856
Total stockholders' equity	42,421

WeddingChannel

      The statement of operations data for WeddingChannel presented below for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data as of December 31, 2004 and 2005, have been derived from WeddingChannel's audited consolidated financial statements incorporated by reference herein. The statement of operations data for WeddingChannel presented below for the three months ended March 31, 2005 and 2006, and the balance sheet data as of March 31, 2006, have been derived from WeddingChannel's unaudited consolidated financial statements incorporated by reference herein.

	Year Ended December 31,			Three Months Ended March 31,
	2003(a)	2004(a)	2005(a)	2005(a)	2006(a)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Registry services	$7,687	$8,154	$9,102	$1,545	$1,647
Sponsorship and advertising	4,723	5,034	5,842	1,277	1,956
Merchandising	2,860	4,996	5,357	1,209	1,423
Other	1,012	1,045	1,287	—	3

Total revenues	16,282	19,229	21,588	4,031	5,029
Operating expenses:
Cost of goods sold	2,463	3,625	4,349	684	901
Payroll and related expenses	7,676	7,968	9,589	2,403	2,756
Technology expenses	170	441	350	66	98
Content development expenses	52	43	112	14	26
Sales and marketing expenses	3,088	2,365	3,538	521	784
General and administrative expenses	1,748	6,148	6,988	1,651	635
Depreciation and amortization expense	361	122	703	114	292

Total operating expenses	15,558	20,712	25,629	5,453	5,492

Income (loss) from operations	724	(1,483)	(4,041)	(1,422)	(463)
Gain on sale of Pictage	—	—	—	—	6,469
Other income (expense), net	102	245	(279)	(250)	(322)

Income (loss) from operations before income taxes	826	(1,238)	(4,320)	(1,672)	5,684
(Loss) from discontinued operations	(1,008)	(2,038)	(2,414)	(501)	(1,345)

Net (loss) income	$(182)	$(3,276)	$(6,734)	$(2,173)	$4,339

Basic earnings per common share:
Income (loss) from continuing operations	$0.04	$(0.08)	$(0.26)	$(0.10)	$0.05
(Loss) from discontinued operations	$(0.05)	$(0.12)	$(0.15)	$(0.03)	$(0.01)
Net (loss) income	$(0.01)	$(0.20)	$(0.41)	$(0.13)	$0.04
Diluted earnings per common share:

Income (loss) from continuing operations	$0.04	$(0.08)	$(0.26)	$(0.10)	$0.05
(Loss) from discontinued operations	$(0.05)	$(0.12)	$(0.15)	$(0.03)	$(0.01)
Net (loss) income	$(0.01)	$(0.20)	$(0.41)	$(0.13)	$0.04
Weighted average number of common shares outstanding
Basic	18,625,000	16,262,000	16,289,000	16,280,000	100,648,000
Diluted	18,625,000	16,262,000	16,289,000	16,280,000	100,648,000

	As of December 31,		As of March 31,
	2004	2005	2006
	(in thousands)		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,350	$5,531	$11,895
Working capital	10,808	4,885	11,734
Total assets	20,153	15,842	20,281
Total stockholders' equity	15,157	10,589	15,417

(a)	General and administrative expenses include legal fees related to litigation with The Knot of $292,000, $4.0 million and $4.8 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $1.1 million and $57,000 for the three months ended March 31, 2005 and 2006, respectively.

      WeddingChannel has advised us that it has not yet prepared, and does not have available, financial information as of and for the six months ended June 30, 2006.

Unaudited Pro Forma Consolidated Financial Information

      The unaudited pro forma consolidated financial information presented below has been derived from our and WeddingChannel's audited consolidated financial statements as of and for the year ended December 31, 2005 and unaudited consolidated financial statements as of and for the three months ended March 31, 2006, and gives effect to the Merger, the closing of the Private Placement and the closing of this offering as if such transactions had been completed as of the beginning of the periods presented, with respect to the pro forma statements of operations data, and as of March 31, 2006, with respect to the pro forma balance sheet data. See “Unaudited Pro Forma Consolidated Financial Information” for more detailed information about the pro forma adjustments that have been made to arrive at the unaudited pro forma consolidated financial information presented below.

	The Knot and WeddingChannel
	Year Ended December 31, 2005	Three Months Ended March 31, 2006
	(in thousands, except share and per share data)
Pro Forma Statement of Operations Data:
Net revenues:
Online sponsorship and advertising	$31,693	$9,758
Registry services	9,573	1,793
Merchandise	17,477	4,415
Publishing and other	14,254	3,814

Total net revenues	$72,997	$19,780
Cost of revenue:
Online sponsorship and advertising	$868	$334
Registry services	97	18
Merchandise	9,553	2,437
Publishing and other	5,092	1,281

Total cost of revenues	$15,610	$4,070

Gross profit	57,387	15,710
Operating expenses:
Product and content development	11,231	3,008
Sales and marketing	18,347	5,863
General and administrative	14,497	4,443
Non-cash sales and marketing	2,325	437
Depreciation and amortization	7,530	2,053

Total operating expenses	53,930	15,804

Income (loss) from operations	3,457	(94)
Gain on sale of Pictage	—	6,469
Other (expense), net	484	(22)

Income from continuing operations before income taxes	3,941	6,353
Provision for income taxes	(1,918)	(443)

Income from continuing operations	5,859	6,796
Income from continuing operations:
Basic earnings per common share	$0.19	$0.22
Diluted earnings per common share	$0.18	$0.21
Weighted average number of common shares outstanding:
Basic	30,116,000	30,485,000

Diluted	32,279,000	32,979,000

As of March 31, 2006
(in thousands)
Pro Forma Balance Sheet Data:
Cash, cash equivalents and short-term investments	$87,061
Working capital	80,159
Total assets	206,811
Total stockholders' equity	165,805

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, before deciding to invest in our common stock. These risks could have a material and adverse impact on our business, results of operations and financial condition. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to the Pending Merger with WeddingChannel

We may fail to consummate our pending Merger with WeddingChannel, which could materially and adversely affect our business, results of operations and financial condition, as well as the trading price of our common stock.

      This offering will be consummated prior to the completion of our pending Merger with WeddingChannel. The net proceeds of the offering are intended to be used to fund a portion of the purchase price of the Merger. The consummation of the Merger is subject to closing conditions, including, among others, receipt of approval of WeddingChannel's stockholders, receipt of necessary regulatory approvals, the absence of a material adverse effect on either party and material performance of each party's obligations under the Merger Agreement. We intend to consummate the Merger as soon as possible; however, we cannot assure you that the conditions required to consummate the Merger will be satisfied or waived on the anticipated schedule or at all.

      In the event that we complete this offering but fail to consummate the Merger, we will have issued a significant number of additional shares of our common stock, but we will not have acquired the additional revenue sources anticipated to result from the Merger. Among other consequences, our earnings per share would likely decline because our earnings may not increase to an extent commensurate with the increase in our outstanding shares of common stock following this offering as well as our recently completed Private Placement. In addition, if the Merger is not completed, we estimate that we would have an additional $59.5 million of net proceeds from this offering that would be utilized by our management in its sole discretion. Furthermore, WeddingChannel's litigation with us is likely to proceed if the Merger is not consummated. As a result, failure to consummate the Merger could materially and adversely affect our business, results of operations and financial condition, as well as the trading price of our common stock.

We may not realize the anticipated benefits of acquiring WeddingChannel.

      The Knot and WeddingChannel entered into the Merger Agreement in order to, among other objectives, create a combined company that will serve as a more effective marketing resource for advertisers and that will achieve cost savings and operating efficiencies. Achieving the anticipated benefits of the Merger is subject to uncertainties, including whether The Knot integrates WeddingChannel in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in expected revenues and diversion of management's time and energy and could materially and adversely impact The Knot's business, financial condition and results of operations.

We may experience difficulties integrating WeddingChannel with The Knot.

      Integrating WeddingChannel's operations into The Knot's business will be a time-consuming process that will require considerable attention on the part of our management. We may experience unanticipated difficulties or expenses in connection with the integration of editorial, information technology and customer service functions. Similarly, the process of combining sales and marketing forces, consolidating information technology, communications and administrative functions, and coordinating product and service offerings can take longer, cost more, and provide fewer benefits than initially projected. To the extent any of these events occurs, the anticipated benefits of the Merger may not be realized, or may be realized more slowly than is currently expected. In addition, any failure to integrate the two companies in a timely and efficient manner may increase the risk that the Merger will result in the loss of customers or key employees or the continued diversion of the attention of management.

The Merger may result in a loss of customers, advertisers or suppliers, or a reduction in revenues from existing customers or advertisers.

      Some customers of The Knot or WeddingChannel may seek alternative sources of services or products due to, among other reasons, a desire not to do business with the combined company or perceived concerns that the combined company may not continue to support and maintain certain services or customer service standards or develop certain product lines. Difficulties in combining operations could also result in the loss of suppliers or potential disputes or litigation with customers, suppliers or others. Any steps by management to counter such potential increased customer or supplier attrition may not be effective. Failure by management to control attrition could result in worse than anticipated financial performance.

      Some advertisers have historically placed ads on both The Knot's website and WeddingChannel's website. It is possible, following the completion of the Merger, that these advertisers will decide to reduce their overall spending with the combined company as compared to their prior advertising spending with the two websites when they were separate and run by unrelated companies. To the extent that this occurs, this may have a material adverse effect on our business, financial condition and results of operations.

The combined company will depend on a limited number of customers for some significant portion of our sales, and our financial success is linked to the success of our customers, our customers' commitment to our services and products, and our ability to satisfy and retain our customers.

      One customer would have accounted for more than 10% of our pro forma consolidated net revenues, after giving effect to the Merger, during the year ended December 31, 2005. We expect that this customer will continue to represent a significant portion of our net revenues in the future, especially with the consolidation that is occurring in the retail industry. The loss of this customer or a reduction in the amount of our net revenues generated by this customer could have a material adverse effect on our business, results of operations or financial condition.

The combined company will generate significant revenues from its registry services business, in which we will face various risks.

      The registry services business of the combined company is dependent on the continued use of our website by our retail partners whose registries are posted on the website. While Federated Department Stores, Inc. (“Federated”) has entered into an extension of their current registry services contract with WeddingChannel, contingent upon the closing of the Merger, various other retailers have contracts with WeddingChannel that are coming up for renewal in the near future. In the event that one or more retail partners should decide not to renew their registry services agreements with WeddingChannel following the completion of the Merger, that could materially and adversely affect our business, results of operations and financial condition.

      The registry services business of the combined company is also dependent on our retail partners keeping their respective websites operational, as well as on the traffic which visits those sites. We also rely on information provided by these partners to update and integrate registry information daily. Any decline in traffic or technical difficulties experienced by these websites may negatively affect the revenues of the combined company.

      The fulfillment and delivery of products purchased by customers using our registry services is administered by our retail partners and, therefore, we are dependent on our retail partners to manage inventory, process orders and distribute products to our customers in a timely manner. If our retail partners experience problems with customer fulfillment or inventory management, or if we cannot integrate our processes with those of our partners, our business, results of operations and financial condition would be harmed.

      The retail services business is highly competitive. Our retail partners compete for customers, employees, locations, products and other important aspects of their businesses with many other local, regional, national and international retailers, both online and offline. We are dependent on our retail partners to manage these competitive pressures, and to the extent they are unable to do so, we may experience lower revenue and/or higher operating costs, which could materially and adversely affect our results of operations.

The services and products of the combined company may infringe on intellectual property rights of third parties and any infringement could require us to incur substantial costs and distract our management.

      Although we will avoid knowingly infringing intellectual property rights of third parties, including licensed content, the combined company may be subject to claims alleging infringement of third-party proprietary rights. If we are subject to claims of infringement or are infringing the rights of third parties, we may not be able to obtain licenses to use those rights on commercially reasonable terms, if at all. In that event, we would need to undertake substantial reengineering to continue our online offerings. Any effort to undertake such reengineering might not be successful.

The combined company will be dependent on certain key personnel, and the loss of any of these persons may prevent us from implementing our combined business plan in an effective and timely manner.

      Our success depends, and the success of the combined company will depend, largely upon the continued services of our executive officers and other key personnel, including operational and information technology executives. Any loss or interruption of the services of one or more of our executive officers or these key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy.

The operating results of the combined company may fluctuate due to seasonality.

      Seasonal and cyclical patterns may affect our revenues. Commissions from the sale of registry products and revenues from the sale of wedding-related merchandise are generally higher in the second and third quarters of each year. As a result of these factors, we may experience fluctuations in our revenues from quarter to quarter.

The Merger may adversely affect our financial results.

      We are accounting for the Merger using purchase accounting. As a result, we expect to take a charge against our earnings for amortization intangibles with a finite life, and we may be required to take other non-recurring charges, including writedowns of significant amounts of intangible assets with indefinite lives or goodwill. Our business, results of operations and financial condition may be harmed by such charges.

      The pro forma adjustments reflected in the pro forma financial information included in this prospectus are based on certain estimates and assumptions as of the date of this prospectus. The actual adjustments upon the consummation of the Merger will depend on a number of factors, including changes in the estimated fair value of net assets, the measurement date for purposes of measuring the fair value of the shares of common stock issued to effect the Merger and the effective date of the Merger. Therefore, the actual adjustments may be different from the adjustments made to prepare the unaudited pro forma consolidated financial information and such differences may be material.

Future sales of shares of our common stock, or the perception that these shares might be sold, could cause the market price of our common stock to drop significantly.

      We will have approximately 29,789,038 shares of our common stock outstanding following this offering (which includes the 2,750,000 shares of common stock issued in our recently completed Private Placement). Of these shares, 1,726,757 shares are subject to lock-up restrictions with the underwriters of this offering, and these lock-up restrictions will expire 90 days following the date of this prospectus. In addition, we will issue 1,150,000 shares of our common stock as part of the consideration paid to stockholders of WeddingChannel upon the completion of the Merger, of which only those shares held by Federated Corporate Service, Inc., an affiliate of Federated, may not be sold for a period of one year following the closing of the Merger.

      On July 20, 2006, The Knot filed a shelf registration statement covering resales of the 2,750,000 shares of common stock by the institutional investors who purchased shares in the Private Placement.

      Contingent upon the closing of the Merger, The Knot will grant to Federated registration rights for as long as it owns at least 5% of the outstanding common stock of The Knot, which rights will be exercisable commencing one year from the date on which the Merger is consummated. Certain other holders of our securities have, and certain future holders may be granted, rights to participate in, or require us to file, registration statements with the SEC for resales of common stock.

      We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding stock options), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

Risks Related to The Knot's Business

Our online wedding-related and other websites may fail to generate sufficient revenues to survive over the long term.

      Our model for conducting business and generating revenues remains unproven. Our business model depends in large part on our ability to generate revenue streams from multiple sources through our online sites, including online sponsorship and advertising fees from third parties and online sales of wedding gifts and supplies.

      It is uncertain whether wedding-related and newlywed online sites that rely on attracting sponsors and advertisers, as well as people to purchase wedding gifts and supplies, can generate sufficient revenues to survive over the long term. For our business to be successful, we must provide users with an acceptable blend of products, information, services and community offerings that will attract wedding consumers to our online sites frequently. In addition, we must provide sponsors, advertisers and vendors the opportunity to reach these wedding consumers. We provide our services to users without charge, and we may not be able to generate sufficient revenues to pay for these services.

      We also face many of the risks and difficulties frequently encountered in rapidly evolving and intensely competitive markets, including the online advertising and e-commerce markets. These risks include our ability to:

•	increase the audience on our sites;

•	broaden awareness of our brand;

•	strengthen user loyalty;

•	offer compelling content;

•	maintain our leadership in generating traffic;

•	maintain our current, and develop new, strategic relationships;

•	attract a large number of advertisers from a variety of industries;

•	respond effectively to competitive pressures;

•	continue to develop and upgrade our technology; and

•	attract, integrate, retain and motivate qualified personnel.

      Accordingly, we are not certain that our business model will continue to be successful or that we can sustain revenue growth or profitability.

We have a history of significant losses since our inception and may incur significant losses in the future.

      While we have achieved profitability in the last three fiscal years, we have significant accumulated losses. As of March 31, 2006, our accumulated deficit was $40.5 million. We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenues to maintain profitability. We cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. Failure to maintain profitability may materially and adversely affect our business, results of operations and financial condition as well as the market price of our common stock.

We lack significant revenues and may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall.

      Our revenues for the foreseeable future will remain dependent on online user traffic levels, advertising activity (both online and offline), the extension of our brand into other life stages and services, and the expansion of our e-commerce activity. In addition, we plan to expand and develop content and to continue to upgrade and enhance our technology and infrastructure. We incur a significant percentage of our expenses, such as employee compensation, prior to generating revenues associated with those expenses. Moreover, our expense levels are based, in part, on our expectation of future revenues. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenues or if operating expenses exceed our expectations or cannot be adjusted accordingly, then our results of operations would be materially and adversely affected.

If sales to sponsors or advertisers forecasted in a particular period are delayed or do not otherwise occur, our results of operations for a particular period would be materially and adversely affected.

      The time between the date of initial contact and the execution of a contract with a national sponsor or advertiser is often lengthy, typically ranging from six weeks for smaller programs and several months for larger programs, and may be subject to delays over which we have little or no control, including:

•	the occurrence of extraordinary events, such as the attacks on September 11, 2001;

•	advertisers' budgetary constraints;

•	advertisers' internal acceptance reviews;

•	the success and continued internal support of advertisers' and sponsors' own development efforts; and

•	the possibility of cancellation or delay of projects by advertisers or sponsors.

      During the sales cycle, we may expend substantial funds and management resources in advance of generating sponsorship or advertising revenues. Accordingly, if sales to advertisers or sponsors forecasted in a particular period are delayed or do not otherwise occur, we would generate less sponsorship and advertising revenues during that period, and our results of operations may be adversely affected.

Our quarterly revenues and operating results are subject to significant fluctuation, and these fluctuations may adversely affect the trading price of our common stock.

      Our quarterly revenues and operating results have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

•	the level of online usage and traffic on our websites;

•	seasonal demand for e-commerce;

•	the addition or loss of advertisers;

•	the advertising budgeting cycles of specific advertisers;

•	the regional and national magazines' publishing cycles;

•	the amount and timing of capital expenditures and other costs relating to the expansion of our operations, including those related to acquisitions;

•	the introduction of new sites and services by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors; and

•	general economic conditions, as well as economic conditions specific to the Internet, online and offline media and electronic commerce.

      We do not believe that period-to-period comparisons of our operating results are necessarily meaningful and you should not rely upon these comparisons as indicators of our future performance.

      Due to the foregoing factors, it is also possible that our results of operations in one or more future quarters may fall below the expectations of investors and/or securities analysts. In such event, the trading price of our common stock is likely to decline.

Because the frequency of weddings vary from quarter to quarter, our operating results may fluctuate due to seasonality.

      Seasonal and cyclical patterns may affect our revenues. In 2004, according to the National Center of Health Statistics, 20% of weddings in the United States occurred in the first quarter, 27% occurred in the second quarter, 30% occurred in the third quarter and 23% occurred in the fourth quarter. Wedding-related merchandise revenues generally are lower in the first and fourth quarters of each year. As a result of these factors, we may experience fluctuations in our revenues from quarter to quarter.

We depend on our strategic relationships with other websites.

      We depend on establishing and maintaining distribution relationships with high-traffic websites, such as MSN and Comcast, for a portion of our traffic. There is intense competition for placements on these sites, and we may not be able to continue to enter into such relationships on commercially reasonable terms, if at all. Even if we enter into or maintain distribution relationships with these websites, they themselves may not attract a significant number of users. Therefore, our sites may not receive additional users from these relationships. Moreover, we may be required to pay significant fees to establish and maintain these relationships. Our business, results of operations and financial condition could be materially and adversely affected if we do not establish and maintain strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our websites.

The market for Internet advertising is still developing, and if the Internet fails to gain further acceptance as a media for advertising, we would experience slower revenue growth than expected or a decrease in revenue and would incur greater than expected losses.

      Our future success depends, in part, on a significant increase in the use of the Internet as an advertising and marketing medium. Total online sponsorship and advertising revenues constituted 34%, 43% and 50% of our net revenues for the years ended December 31, 2003, 2004 and 2005, respectively, and 48% and 53% of our net revenues for the three months ended March 31, 2005 and 2006, respectively. The Internet advertising market is still developing, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising solutions are uncertain. Many of our current and potential customers have little or no experience with Internet advertising and have allocated only a limited portion of their advertising and marketing budgets to Internet activities. The adoption of Internet advertising, particularly by entities that have historically relied upon traditional methods of advertising and marketing, requires the acceptance of a new way of advertising and marketing. These customers may find Internet advertising to be less effective for meeting their business needs than traditional methods of advertising and marketing. Furthermore, there are software programs that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software by users would significantly undermine the commercial viability of Internet advertising.

We may be unable to continue to build and maintain awareness of The Knot and The Nest brand names, which would negatively impact our business and cause our revenues to decline.

      Building and maintaining recognition of our brands is critical to attracting and expanding our online user base and our offline readership. Because we plan to continue building brand recognition, we may find it necessary to accelerate expenditures on our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness. Any failure to successfully promote and maintain our brands would adversely affect our business and cause us to incur significant expenses in promoting our brand without an associated increase in our net revenues.

Our business could be adversely affected if we are not able to successfully integrate any future acquisitions or successfully operate under our strategic partnerships.

      In the future, we may acquire, or invest in, complementary companies, products or technologies or enter into new strategic partnerships. Acquisitions, investments and partnerships involve numerous risks, including:

•	difficulties in integrating operations, technologies, products and personnel;

•	diversion of financial and management resources from existing operations;

•	risks of entering new markets;

•	potential loss of key employees; and

•	inability to generate sufficient revenues to offset acquisition or investment costs.

The costs associated with potential acquisitions or strategic alliances could dilute your investment or adversely affect our results of operations.

      To pay for an acquisition or to enter into a strategic alliance, we might use equity securities, debt, cash or a combination of the foregoing. As an example, we will utilize cash and shares of our common stock as the consideration for our pending Merger with WeddingChannel. The use of equity securities may dilute our existing stockholders. In addition, an acquisition may involve non-recurring charges, including writedowns of significant amounts of goodwill. The related increases in expenses could adversely affect our results of operations. Any such acquisitions or strategic alliances may require us to obtain additional equity or debt financing, which may not be available on commercially acceptable terms, if at all.

If we cannot protect our domain names, it will impair our ability to successfully brand The Knot.

      We hold various Web domain names, including www.theknot.com and www.thenest.com that are critical to the operation of our business. The acquisition and maintenance of domain names, or Internet addresses, generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not successfully carry out our business strategy of establishing a strong brand for The Knot or The Nest if we cannot prevent others from using similar domain names or trademarks. This could impair our ability to increase market share and revenues.

Our business and prospects would suffer if we are unable to protect and enforce our intellectual property rights.

      We rely on copyright, trademark and other intellectual property laws to protect our proprietary rights in our proprietary technology, processes, designs, content and other intellectual property to the extent such protection is sought or secured at all. We also depend on trade secret protection through, among other things, confidentiality agreements and/or invention assignment agreements with our employees, licensees and others and through license agreements with our licensees and other partners. We may not have agreements containing adequate protective provisions in every case, and the contractual provisions that are in place may not provide us with adequate protection in all circumstances; the steps we might otherwise take may not be adequate to protect against infringement and misappropriation of our intellectual property by third parties.

      Despite our efforts to protect our intellectual property rights, intellectual property laws afford us only limited protection. A third party may be able to develop similar or superior technology, processes, content or other intellectual property independently. In addition, monitoring the unauthorized use of our intellectual property, including our copyrights, trademarks and service marks, is difficult. The unauthorized reproduction or misappropriation of our intellectual property rights could enable third parties to benefit from our technology without paying us for it, could diminish the value of our brands, competitive advantages or goodwill, and could result in decreased sales. If this occurs, our business and prospects would be materially and adversely affected.

      Disputes concerning the ownership, or rights to use, intellectual property could be costly and time-consuming to litigate, may distract management from other tasks of operating the business and may result in our loss of significant rights and the loss of our ability to operate our business. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type has resulted in and could in the future result in further substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations.

      Furthermore, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. In addition, we have not obtained copyright and trademark protection for all of our proprietary technology, processes, content and brands in all of the countries where we sell our products or otherwise operate. This could leave us helpless to stop potential infringers or possibly even unable to sell our products or provide our services in certain territories.

Our services and products may infringe the intellectual property rights of third parties, and any disputes with or claims by third parties alleging our infringement or misappropriation of their proprietary rights could require us to incur substantial costs and distract our management, and could otherwise have a negative impact on our business.

      Although we avoid knowingly infringing intellectual rights of third parties, other parties have asserted in the past and may assert in the future claims alleging infringement of third party proprietary rights, including with respect to copyright, trademark, patent or other intellectual proprietary rights important to our business. If we are subject to claims of infringement or are infringing the rights of third parties, we may not be able to obtain licenses to use those rights on commercially reasonable terms, if at all. In that event, we could need to undertake substantial reengineering to continue our online offerings. Any effort to undertake such reengineering might not be successful. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or otherwise operating our business. Any claim of infringement, even if the claim is invalid or without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, could be time-consuming, could result in costly settlements, litigation or restrictions on our business and could damage our reputation.

      In September 2003, WeddingChannel filed a complaint against us alleging, among other claims, that we have violated their U.S. Patent 6,618,753 (“Systems and Methods for Registering Gift Registries and for Purchasing Gifts”), and further alleging that certain actions of The Knot give rise to various federal statute, state statute and common law causes of actions. WeddingChannel is seeking, among other things, damages and injunctive relief. If we are found to have willfully infringed the patent-in-suit, enhanced damages may be awarded.

      We have filed an answer and counterclaims against WeddingChannel. Our answer raises various defenses to the counts alleged by WeddingChannel. Additionally, we have brought counterclaims including a request that the court declare that the patent-in-suit is invalid, unenforceable and not infringed.

      On January 17, 2006, a stay was entered in the litigation between The Knot and WeddingChannel for a period of not less than 60 days, upon the joint request of the parties. Based on the information described above under “Prospectus Summary—Recent Developments—Pending Merger with WeddingChannel,” we expect that the litigation will be withdrawn effective as of the closing of the Merger and, therefore, that we will not suffer any harm to our business, results of operations or financial condition relating to this litigation.

      If, however, the Merger is not consummated, it is likely that the stay will be lifted and that the litigation will resume. In such an event, if our motions are unsuccessful and all or a portion of WeddingChannel's patent infringement claims remain, the case may go to trial in the second half of 2006. We cannot assure you that our answer or counterclaims against WeddingChannel will be successful. If our answer and our defenses do not succeed or if our counterclaims are found to be without merit, or if we determine to settle this litigation at a later date, we could suffer harm to our business and a material adverse effect to our financial condition and results of operations. For additional information, see “Business—Legal Proceedings.”

      Our general and administrative expenses increased to $14.5 million for the year ended December 31, 2005, from $11.1 million for the year ended December 31, 2004 and $7.5 million for the year ended December 31, 2003. These expenses include legal fees related to the litigation with WeddingChannel of $4.8 million, $3.1 million and $136,000, respectively. Our general and administrative expenses were $3.3 million for the three months ended March 31, 2006 as compared to $3.1 million for the three months ended March 31, 2005, which include legal fees relating to the litigation with WeddingChannel of $180,000 and $683,000, respectively. We cannot predict at this time the amount of additional legal fees that we may incur. There can be no assurance that we will not incur substantial legal fees in 2006 or beyond in connection with this litigation, at levels equal to or greater than the amount of fees incurred in 2005.

Increased competition in our markets could reduce our market share, the number of our advertisers, our advertising revenues and our margins.

      The Internet advertising and online wedding markets are still developing. Additionally, both the Internet advertising and online wedding markets and the wedding magazine publishing markets are intensely competitive, and we expect competition to intensify in the future. We face competition for members, users, readers and advertisers from the following areas:

•	online services or websites targeted at brides and grooms as well as the online sites of retail stores, manufacturers and regional wedding directories;

•	bridal magazines, such as Brides and Modern Bride (both part of the Condé Nast family); and

•	online and retail stores offering gift registries, especially from retailers offering specific bridal gift registries.

      We expect competition to increase because of the business opportunities presented by the growth of the Internet and e-commerce. Our competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user, membership or readership bases than we have and, therefore, have significant ability to attract advertisers, users and readers. In addition, many of our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in Internet user requirements, as well as devote greater resources than we can to the development, promotion and sale of services.

      There can be no assurance that our current or potential competitors will not develop services and products comparable or superior to those that we develop or adapt more quickly than we do to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, lower margins or loss of market share. There can be no assurance that we will be able to compete successfully against current and future competitors.

Our potential inability to compete effectively in our industry for qualified personnel could hinder the success of our business.

      Competition for personnel in the Internet and wedding industries is intense. We may be unable to retain employees who are important to the success of our business, including, in particular, members of our senior management team. We may also face difficulties attracting, integrating or retaining other highly qualified employees in the future. If we cannot attract new personnel or retain and motivate our current personnel, our business may not succeed.

Terrorism and the uncertainty of war may have a material adverse effect on our operating results.

      Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the market on which our common stock will trade, the markets in which we operate or our operating results. Further terrorist attacks against the United States or U.S. businesses may occur. The potential near-term and long-term effect these attacks may have for our customers, the market for our common stock, the markets for our services and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts which may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

We may not be able to obtain additional financing necessary to execute our business strategy.

      We currently believe that our current cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for the foreseeable future. Our ability to meet our obligations in the ordinary course of business is dependent upon our ability to maintain profitable operations and/or raise additional financing through public or private equity financings, or other arrangements with corporate sources, or other sources of financing to fund operations. However, there is no assurance that we will maintain profitable operations or that additional funding, if required, will be available to us in amounts or on terms acceptable to us.

Systems disruptions and failures could cause advertiser or user dissatisfaction and could reduce the attractiveness of our sites.

      The continuing and uninterrupted performance of our computer systems is critical to our success. Our advertisers and sponsors, users and members may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services and content to them. Substantial or repeated system disruption or failures would reduce the attractiveness of our online sites significantly.

      Substantially all of our systems hardware required to run our sites is located at Globix Corporation's facilities in New York, New York. Globix emerged from bankruptcy protection in April 2002. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, acts of terrorism and similar events could damage these systems. Our operations depend on the ability of Globix to protect its own systems and our systems in its data center against damage from fire, power loss, water damage, telecommunications failure, vandalism and similar unexpected adverse events. Although Globix provides comprehensive facilities management services, Globix does not guarantee that our Internet access will be uninterrupted, error-free or secure.

      Computer viruses, electronic break-ins or other similar disruptive problems also could adversely affect our online sites. Our business could be materially and adversely affected if our systems were affected by any of these occurrences. We do not presently have any secondary “off-site” systems or a formal disaster recovery plan, although we currently expect to have such a secondary “off-site” system in place and functional by the end of the third quarter of 2006. Our sites must accommodate a high volume of traffic and deliver frequently updated information. Our sites have in the past experienced slower response times. These types of occurrences in the future could cause users to perceive our sites as not functioning properly and, therefore, cause them to use another online site or other methods to obtain information or services. In addition, our users depend on Internet service providers, online service providers and other site operators for access to our online sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system disruptions or failures unrelated to our systems. Although we carry general liability insurance, our insurance may not cover any claims by dissatisfied advertisers or customers or may not be adequate to indemnify us for any liability that may be imposed in the event that a claim were brought against us. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose users, sponsors and advertisers and adversely affect our business and results of operations.

      Substantially all of WeddingChannel's systems hardware required to run its sites is located at IBM Global Services facilities in Los Angeles, California, and is subject to the same risks as The Knot's systems located at Globix.

We may not be able to deliver various services if third parties fail to provide reliable software, systems and related services to us.

      We are dependent on various third parties for software, systems and related services in connection with our hosting, placement of advertising, accounting software, data transmission and security systems. Several of the third parties that provide software and services to us have a limited operating history and have relatively new technology. These third parties are dependent on reliable delivery of services from others. If our current providers were to experience prolonged systems failures or delays, we would need to pursue alternative sources of services. Although alternative sources of these services are available, we may be unable to secure such services on a timely basis or on terms favorable to us. As a result, we may experience business disruptions if these third parties fail to provide reliable software, systems and related services to us.

Privacy concerns relating to elements of our technology could damage our reputation and deter current and potential users from using our products and services.

      Laws applicable to e-commerce, online privacy and the Internet generally are becoming more prevalent. It is possible that new laws and regulations may be adopted regarding the Internet or other online services in the United States and foreign countries. Such laws and regulations may address user privacy, freedom of expression, unsolicited commercial e-mail (spam), pricing, content and quality of services and products, taxation, advertising, intellectual property rights and information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined at this time. Such legislation could subject us and/or our customers to potential liability or restrict our present business practices, which, in turn, could have an adverse effect on our business, results of operations and financial condition. In addition, the FTC has investigated the privacy practices of several companies that collect information about individuals on the Internet. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use generally, which, in turn, could decrease the demand for our service or increase our cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition.

      Specifically, privacy legislation has been enacted in the U.S., and the U.S. Federal Trade Commission has taken action against Website operators that do not comply with state privacy policies. The Children's Online Privacy Protection Act imposes additional restrictions on the ability of online services to collect information from minors. Several states have proposed legislation that would limit the use and disclosure of personally identifiable information gathered online about users. To obtain membership on our sites, a user must disclose their name, address, e-mail address and role in the wedding. We do not currently share any member's personal identifying information to third parties without the member's prior consent. We may share aggregated member information with third parties, such as a member's zip code or gender and may use information revealed by members and information built from user behavior to target advertising, content and e-mail. Because we rely on the collection and use of personal data from our members for targeting advertisements, we may be harmed by any laws or regulations that restrict our ability to collect or use this data.

      The international regulatory environment relating to the Internet market could have a material and adverse effect on our business, results of operations and financial condition if we elect to expand internationally. In particular, the European Union privacy regulations limit the collection and use of some user information and subject data collectors to a restrictive regulatory regime. The cost of such compliance could be material, and we may not be able to comply with the applicable national regulations in a timely or cost-effective manner, if at all.

      Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

      Privacy concerns in general may cause visitors to avoid online sites that collect behavioral information and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our services. In addition, if our privacy practices are deemed unacceptable by watchdog groups or privacy advocates, such groups may attempt to harm our business by blocking access to our sites or disparaging our reputation and our business, and may have a material effect on our results of operation and financial condition.

If our security systems are breached we could incur liability, our services may be perceived as not being secure, and our business and reputation could suffer.

      Our business involves the storage and transmission of the proprietary information of our customers. Although we employ internal control procedures to protect the security of our customers' data, we cannot guarantee that these measures will be sufficient for this purpose. If our security measures are breached as a result of a third party action, employee error or otherwise, and as a result customers' information becomes available to unauthorized parties, we could incur liability and our reputation would be damaged, which could lead to the loss of current and potential customers. Breaches of our security could result in misappropriation of personal information. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Because techniques used by outsiders to obtain unauthorized network access or to sabotage systems change frequently and generally are usually not able to be recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventive measures.

      Our systems are also exposed to computer viruses, denial of service attacks and bulk unsolicited commercial e-mail, or spam. The property and business interruption insurance we carry may not have coverage adequate to compensate us fully for losses that may occur. Such events could cause loss of service and data to customers, even if the resulting disruption is temporary. We could be required to make significant expenditures if our systems are damaged or destroyed, or if the delivery of our services to our customers is delayed and our business could be harmed.

We have not independently verified market share and industry data and forecasts.

      We make statements in this prospectus about market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we have no reason to believe that any of this information is inaccurate in any material respect, we have not independently verified the data provided by third parties or derived from industry or general publications.

Risks Related to the Internet Industry

If the use of the Internet and commercial online services as media for commerce does not continue to grow, our business would be materially and adversely affected.

      We cannot assure you that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and commercial online services as media for commerce, particularly for purchases of wedding gifts and supplies. Even if consumers adopt the Internet or commercial online services as a media for commerce, we cannot be sure that the necessary infrastructure will be in place to process such transactions. Our long-term viability depends substantially upon the widespread acceptance and the development of the Internet or commercial online services as effective media for consumer commerce and for advertising. Use of the Internet or commercial online services to effect retail transactions and to advertise is at an early stage of development. Convincing consumers to purchase wedding gifts and supplies online may be difficult.

      Demand for recently introduced services and products over the Internet and commercial online services is subject to a high level of uncertainty. The continued development of the Internet and commercial online services as a viable commercial marketplace is subject to a number of factors, including:

•	continued growth in the number of users of such services;

•	concerns about transaction security;

•	continued development of the necessary technological infrastructure;

•	consistent quality of service;

•	availability of cost-effective, high speed service;

•	uncertain and increasing government regulation; and

•	the development of complementary services and products.

      If users experience difficulties because of capacity constraints of the infrastructure of the Internet and other commercial online services, potential users may not be able to access our sites, and our business and prospects would be harmed.

      To the extent that the Internet and other online services continue to experience growth in the number of users and frequency of use by consumers resulting in increased bandwidth demands, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. The Internet and other online services have experienced outages and delays as a result of damage to portions of their infrastructure, power failures, telecommunication outages, network service outages and disruptions, natural disasters and vandalism and other misconduct. Outages or delays could adversely affect online sites, e-mail and the level of traffic on all sites. We depend on online access providers that provide our users with access to our services. In the past, users have experienced difficulties due to systems failures unrelated to our systems. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity or to increased governmental regulation. Insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and negatively impact use of the Internet and other online services generally, and our sites in particular. If the use of the Internet and other online services fails to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur or if the Internet and other online services do not become a viable commercial marketplace, it is possible that we will not be able to maintain profitability.

We may be unable to respond to the rapid technological change in the Internet industry.

      If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose users and market share to our competitors. The Internet and e-commerce are characterized by rapid technological change. Sudden changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices could render our existing online sites and proprietary technology and systems obsolete. The emerging nature of services and products in the online wedding market and their rapid evolution will require that we continually improve the performance, features and reliability of our online services. Our success will depend, in part, on our ability:

•	to enhance our existing services;

•	to develop and license new services and technology that address the increasingly sophisticated and varied needs of our prospective customers and users; and

•	to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      The development of online sites and other proprietary technology entails significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our online sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. Updating our technology internally and licensing new technology from third parties may require significant additional capital expenditures.

Our online sponsorship and advertising revenues, as well as our merchandise revenues, could decline if we become subject to burdensome government regulation and legal uncertainties related to doing business online.

      Laws and regulations directly applicable to Internet communications, privacy, commerce and advertising are becoming more prevalent. Laws and regulations may be adopted covering issues such as user privacy, freedom of expression, pricing, unsolicited commercial e-mail (spam), content, taxation, quality of services and products, advertising, intellectual property rights and information security. Any new legislation could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising.

      Due to the global nature of the Internet, it is possible that, although our transmissions originate in New York, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. We file tax returns in the states where we are required to by law, based on principles applicable to traditional businesses. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as us, that engage in or facilitate electronic commerce. A number of proposals have been made at state and local levels that could impose such taxes on the sale of products and services through the Internet or the income derived from such sales. If adopted, these proposals could substantially impair the growth of electronic commerce and seriously harm our profitability.

      The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising services. In addition, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, which may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet and other online services could cause our sponsorship and advertising revenues and merchandise revenues to decline and our business and prospects to suffer.

We may be sued for information retrieved from our sites.

      We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our online sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our online sites through links to other online sites or through content and materials that may be posted by members in chat rooms or bulletin boards. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims.

We may incur potential product liability for products sold online.

      Consumers may sue us if any of the products that we sell online are defective, fail to perform properly or injure the user. To date, we have had limited experience selling products online and developing relationships with manufacturers or suppliers of such products. We sell a range of products targeted specifically at brides and grooms. Such a strategy involves numerous risks and uncertainties. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our financial results, reputation and brand name.

We may incur significant expenses related to the security of personal information online.

      The need to transmit securely confidential information online has been a significant barrier to e-commerce and online communications. Any well-publicized compromise of security could deter people from using the Internet or other online services or from using them to conduct transactions that involve transmitting confidential information. Because our success depends on the acceptance of online services and e-commerce, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

Risks Related to this Offering and Our Common Stock

Our stock price has been highly volatile and is likely to experience significant price and volume fluctuations in the future, which could result in substantial losses for our stockholders and subject us to litigation.

      The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Our common stock has experienced significant volume and price fluctuations in the past. For example, from July 1, 2005 through June 30, 2006, the market price of our common stock tripled, increasing from $6.95 to $20.93. Our current market price and valuation may not be sustainable. If the market price of our common stock declines significantly, you may be unable to resell your common stock at or above the public offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were to become the subject of securities class action litigation, we could face substantial costs and be negatively affected by diversion of our management's attention and resources. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below the public offering price, in the future. In addition, the stock markets in general can experience considerable price and volume fluctuations, which could result in substantial losses for our stockholders.

Provisions in our articles of incorporation, bylaws and Delaware law may make it more difficult to effect a change in control, which could adversely affect the price of our common stock.

      Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition. In addition, our certificate of incorporation includes provisions giving the board the exclusive right to fill all board vacancies, providing for a classified board of directors and permitting removal of directors only for cause and with a super-majority vote of the stockholders.

      These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, and may limit the price that investors are willing to pay in the future for shares of our common stock.

      We are also subject to provisions of the Delaware General Corporation Law that prohibit business combinations with persons owning 15% or more of the voting shares of a corporation's outstanding stock for three years following the date that person became an interested stockholder, unless the combination is approved by the board of directors prior to the person owning 15% or more of the stock, after which the business combination would be subject to special stockholder approval requirements. This provision could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquiror from attempting to obtain control from us, which in turn could have a material adverse effect on the market price of our common stock.

We have not paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future.

      We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. As a result, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial conditions, current and anticipated cash needs and plans for expansion. Accordingly, investors must rely on sales of their common stock after price appreciation, which may not occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Our executive officers, directors and principal stockholders exercise significant control over all matters requiring a stockholder vote.

      As of July 27, 2006, our executive officers and directors and 5% stockholders, and their affiliates, in the aggregate, beneficially owned approximately 61.6% of our outstanding common stock. As a result, if some or all of these stockholders act as a group, they would be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. You can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other similar expressions and comparable terminology. These expressions and terminology relate to, without limitation, statements about our pending Merger with WeddingChannel, our market opportunities, our strategy, our competition, our projected revenues and expense levels and the adequacy of our available cash resources. You should not place undue reliance on these forward-looking statements which apply only as of the date of this prospectus. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

      We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $59.5 million, or approximately $80.0 million if the underwriters exercise their over-allotment option in full, at an assumed public offering price of $18.13 per share (the last reported sale price for our common stock on the Nasdaq Global Market on July 27, 2006).

      We intend to use all of the net proceeds to us from this offering to fund the pending Merger with WeddingChannel. For more information regarding our pending Merger with WeddingChannel, see “Prospectus Summary—Recent Developments—Pending Merger with WeddingChannel” and “Pending Merger with WeddingChannel.”

      In addition, we intend to draw upon our existing cash resources to fund our pending Merger with WeddingChannel.

      We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

      If we are unable to consummate our pending Merger with WeddingChannel, we will use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures.

      Pending such uses, we intend to invest the net proceeds of this offering in short-term, marketable securities.

DIVIDEND POLICY

      We have not declared or paid any cash dividends on our common stock since our inception and do not anticipate paying cash dividends on our common stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend, among other factors, upon our financial condition and operating results.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents, and capitalization as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the issuance and sale of 2,750,000 shares of our common stock in our recently completed Private Placement; and

•	on a pro forma basis to give effect to our recently completed Private Placement and as adjusted to give effect to the receipt of the net proceeds from the sale by us in this offering of 3,500,000 shares of common stock at an assumed public offering price of $18.13 per share (the last reported sale price for our common stock on the Nasdaq Global Market on July 27, 2006), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

      The actual number of shares of common stock outstanding as of March 31, 2006 excludes:

•	2,750,000 shares of common stock issued in our recently completed Private Placement (which are reflected in the table under the column “Pro Forma for the Private Placement”);

•	2,385,348 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $2.58 per share; and

•	2,499,326 shares of common stock available for issuance under our existing stock option plans;

and does not give effect to the exercise of stock options or the issuance of restricted stock after March 31, 2006.

      The following table does not give effect to the Merger with WeddingChannel, including the issuance of 1,150,000 shares of common stock that we expect to issue as part of the Merger consideration.

      This information should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes incorporated by reference herein.

	As of March 31, 2006
	Actual	Pro Forma for the Private Placement	Pro Forma for the Private Placement and As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$18,128	$65,728	$125,183

Long-term debt (including current portion)	$153	$153	$153

Stockholders' equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—	—
Common stock, $.01 par value; 100,000,000 shares authorized; 23,364,210 shares issued and outstanding, actual; 26,114,210 shares issued and outstanding, pro forma for the Private Placement; and 29,614,210 issued and outstanding, pro forma as adjusted	233	261	296
Additional paid-in capital	78,204	125,776	185,196
Accumulated deficit	(40,537)	(40,537)	(40,537)

Total stockholders' equity	37,900	85,500	144,955

Total capitalization	$38,053	$85,653	$145,108

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the Nasdaq Global Market. From January 1, 2004 to March 28, 2005, our common stock was available for quotation on the OTC Bulletin Board under the symbol “KNOT.OB.” On March 29, 2005, our common stock was relisted on the Nasdaq National Market (which has subsequently changed its name to the Nasdaq Global Market) under the symbol “KNOT.”

      The following table sets forth the range of high and low closing prices for the common stock as reported by the Nasdaq Global Market or the OTC Bulletin Board, as applicable:

	High	Low
2004
First Quarter	$5.65	$4.00
Second Quarter	4.85	3.25
Third Quarter	4.15	2.55
Fourth Quarter	5.35	2.75
2005
First Quarter	$7.50	$4.55
Second Quarter	9.97	5.94
Third Quarter	11.75	6.70
Fourth Quarter	14.39	9.84
2006
First Quarter	$18.11	$10.75
Second Quarter	21.67	14.37
Third Quarter (through July 27, 2006)	21.05	16.32

      On July 27, 2006, the last reported sale price of our common stock on the Nasdaq Global Market was $18.13 per share. As of July 27, 2006, there were approximately 145 holders of record of our common stock. Based upon the securities position listings maintained for our common stock by registered clearing agencies, we estimate the number of beneficial owners was approximately 8,716 as of July 27, 2006.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

      The selected statement of operations data and the selected balance sheet data shown below have been derived from our audited and unaudited financial statements. You should read this selected historical consolidated financial information in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes incorporated by reference herein.

The Knot

	Year Ended December 31,					Three Months Ended March 31,
	2001(a)	2002(b)	2003(c)(e)	2004(d)(e)	2005(e)	2005(e)	2006(e)
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenues
Online sponsorship and advertising	$4,923	$6,888	$12,463	$17,624	$25,844	$5,775	$7,799
Merchandise	8,097	13,674	15,510	13,064	12,591	3,386	3,138
Publishing and other	11,100	8,914	8,724	10,709	12,973	2,772	3,814

Total net revenues	24,120	29,476	36,697	41,397	51,408	11,933	14,751
Cost of revenues
Online sponsorship and advertising	586	504	446	658	806	157	313
Merchandise	4,534	6,898	8,041	7,021	6,062	1,600	1,550
Publishing and other	3,752	2,822	3,230	3,465	4,233	1,155	1,266

Total cost of revenues	8,872	10,224	11,717	11,144	11,101	2,912	3,129

Gross profit	15,248	19,252	24,980	30,253	40,307	9,021	11,622
Operating expenses:
Product and content development	4,497	3,885	4,221	5,162	6,879	1,681	1,786
Sales and marketing	13,967	11,287	11,368	12,068	14,212	3,627	4,714
General and administrative	8,979	7,375	7,523	11,092	14,491	3,118	3,262
Non-cash sales and marketing	653	653	—	—	—	—	—
Depreciation and amortization	2,545	1,244	858	817	1,271	281	372

Total operating expenses	30,641	24,444	23,970	29,139	36,853	8,707	10,134

Income (loss) from operations	(15,393)	(5,192)	1,010	1,114	3,454	314	1,488
Interest income, net	306	112	102	300	763	130	300

Income (loss) before income taxes	(15,087)	(5,080)	1,112	1,414	4,217	444	1,788
Provision for income taxes	—	—	50	139	265	35	103

Net income (loss)	$(15,087)	$(5,080)	$1,062	$1,275	$3,952	$409	$1,685

Earnings (loss) per share:
Basic	$(1.03)	$(0.28)	$0.06	$0.06	$0.17	$0.02	$0.07

Diluted	$(1.03)	$(0.28)	$0.05	$0.05	$0.16	$0.02	$0.07
Weighted average number of shares used in calculating earnings (loss) per share:
Basic	14,716,741	17,909,492	18,900,861	22,073,885	22,715,724	22,410,542	23,084,772

Diluted	14,716,741	17,909,492	20,308,658	23,650,408	24,878,652	24,296,093	25,578,559

	As of December 31,					As of March 31,
	2001	2002(b)	2003(c)	2004	2005	2005	2006
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$6,782	$9,306	$22,511	$23,038	$29,235	$22,692	$31,178
Working capital	3,790	5,563	16,933	18,462	23,525	18,163	24,436
Total assets	26,010	27,775	38,707	39,994	49,385	41,684	54,292
Total stockholders' equity	15,320	16,017	27,300	29,202	35,337	30,249	37,900

(a)	Includes amortization of goodwill.
(b)	As described in Note 8 to our financial statements, on February 19, 2002, we entered into a Common Stock Purchase Agreement with May Bridal Corporation (“May Bridal”), an affiliate of May Department Stores Company, pursuant to which we sold 3,575,747 shares of common stock to May Bridal for $5.0 million in cash.
(c)	As described in Note 9 to our financial statements, on November 20, 2003, we completed the sale of 2,800,000 shares of common stock to two institutional investor groups. Net proceeds after placement fees and other offering expenses were $9.9 million.
(d)	As described in Note 8 to our financial statements, as part of a settlement agreement with America Online, Inc. in September 2004, we recorded a non-cash benefit of $1.2 million as a reduction of sales and marketing expense.
(e)	General and administrative expenses include legal fees related to litigation with WeddingChannel of $136,000, $3.1 million and $4.8 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $683,000 and $180,000 for the three months ended March 31, 2005 and 2006, respectively.

      The following is certain financial information about The Knot as of June 30, 2006 and for the six months ended June 30, 2005 and 2006. This information is preliminary and is unaudited.

	Six Months Ended June 30,
	2005	2006
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenues:
Online sponsorship and advertising	$11,829	$16,153
Merchandise	7,453	8,035
Publishing and other	6,217	8,292

Total net revenues	25,499	32,480
Cost of revenues	5,787	7,187

Gross profit	19,712	25,293
Operating expenses:
Product and content development	3,454	3,613
Sales and marketing	7,157	9,083
General and administrative	6,974	6,588
Depreciation and amortization	561	825

Total operating expenses	18,146	20,109

Income from operations	1,566	5,184
Interest income, net	297	663

Income before income taxes	1,863	5,847
Provision for income taxes	114	276

Net income	$1,749	$5,571

Earnings per share:
Basic	$0.08	$0.24

Diluted	$0.07	$0.22

Weighted average number of shares used in calculating earnings per share:
Basic	22,532,971	23,129,238

Diluted	24,507,398	25,681,506

As of June 30, 2006
(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$34,262
Working capital	28,419
Total assets	56,856
Total stockholders' equity	42,421

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

      As discussed elsewhere in this prospectus, The Knot has entered into a definitive Merger Agreement to acquire WeddingChannel.

      The following unaudited pro forma consolidated financial information of The Knot (“Pro Forma Consolidated Financial Information”) gives effect to the Merger as if the Merger had been completed as of the beginning of the periods presented with respect to the pro forma statements of operations data, and as of March 31, 2006 with respect to the pro forma balance sheet data. The Pro Forma Consolidated Financial Information assumes that The Knot will pay $57.9 million in cash, from the estimated net proceeds to The Knot of $59.5 million from the issuance and sale of 3,500,000 shares of its common stock in this offering at an assumed public offering price of $18.13 per share (the last reported sale price for its common stock on the Nasdaq Global Market on July 27, 2006), and the issuance of 1,150,000 shares of its common stock at an estimated fair value of $18.13 per share, which represents the closing price of The Knot's common stock on July 27, 2006, in exchange for all of the outstanding capital stock and stock options of WeddingChannel. The measurement date for valuing the common stock portion of the purchase price that will be paid in the Merger will be the date on which The Knot makes a final determination of the consideration to be paid for the outstanding capital stock and stock options of WeddingChannel. The cash portion of the purchase price is subject to adjustment if WeddingChannel's working capital is above or below $10 million at closing. The Pro Forma Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements and related notes of each of The Knot and WeddingChannel, both of which are incorporated by reference herein.

      The Pro Forma Consolidated Financial Information includes adjustments to allocate the estimated purchase price to the WeddingChannel net assets based upon a preliminary determination of the fair values of the related assets and liabilities acquired. The purchase price, including expenses related to the Merger which are estimated at $4.0 million for purposes of the pro forma financial data and a working capital adjustment increasing the cash consideration by approximately $1.7 million, is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the actual assets and liabilities of WeddingChannel as of the closing of the merger. Accordingly, the actual purchase accounting adjustments may differ significantly from the pro forma adjustments reflected herein.

      The Pro Forma Consolidated Financial Information also gives effect to the issuance and sale of 2,750,000 shares of our common stock in our recently completed Private Placement and the receipt of net proceeds of approximately $47.6 million therefrom.

      The Pro Forma Consolidated Financial Information is a presentation of historical results with accounting adjustments necessary to reflect the estimated pro forma effect of the Merger on the financial position and results of operation of The Knot and are presented for information purposes only. The Pro Forma Consolidated Financial Information does not reflect the effects of any anticipated changes to be made by The Knot to the operations of the combined companies, including synergies and cost savings and does not include one time charges expected to result from the merger. The Pro Forma Consolidated Financial Information should not be construed to be indicative of results of operations or financial position that actually would have occurred had the Merger been consummated as of the date indicated or The Knot's future results of operations or financial position.

Unaudited Pro Forma Consolidated Financial Information—Statements of
Operations

	Year Ended December 31, 2005
	The Knot Reclassified	Wedding Channel Reclassified	Pro Forma Adjustments	Notes	The Knot and Wedding Channel Pro Forma
	(in thousands, except share and per share data)
Net revenues:
Online sponsorship and advertising	$25,844	$5,849	$—		$31,693
Registry services	284	9,289	—		9,573
Merchandise	12,307	5,170	—		17,477
Publishing and other	12,974	1,280	—		14,254

Total net revenues	51,409	21,588	—		72,997
Cost of revenue:
Online sponsorship and advertising	806	62	—		868
Registry services	—	97	—		97
Merchandise	6,063	3,490	—		9,553
Publishing and other	4,233	859	—		5,092

Total cost of revenues	11,102	4,508	—		15,610

Gross profit	40,307	17,080	—		57,387
Operating expenses:
Product and content development	6,879	4,352	—		11,231
Sales and marketing	14,212	4,135	—		18,347
General and administrative	14,491	9,606	(9,600)	A-1	14,497
Non-cash sales and marketing	—	2,325	—		2,325
Depreciation and amortization	1,271	703	4,600	A-2	7,530
			956	A-3

Total operating expenses	36,853	21,121	(4,044)		53,930

Income (loss) from operations	3,454	(4,041)	4,044		3,457
Other (expense) income, net	763	(279)	—		484

Income (loss) from continuing operations before income taxes	4,217	(4,320)	4,044		3,941
Provision for (benefit from) income taxes	265	—	(2,183)	A-4	(1,918)

Income (loss) from continuing operations	$3,952	$(4,320)	$6,227		$5,859

Basic earnings per common share:
Income from continuing operations	$0.17				$0.19
Diluted earnings per common share:
Income from continuing operations	$0.16				$0.18
Weighted average number of common shares outstanding:
Basic	22,716,000				30,116,000

Diluted	24,879,000				32,279,000

	Three Months Ended March 31, 2006
	The Knot Reclassified	Wedding Channel Reclassified	Pro Forma Adjustments	Notes	The Knot and Wedding Channel Pro Forma
	(in thousands, except share and per share data)
Net revenues:
Online sponsorship and advertising	$7,799	$1,959	$—		$9,758
Registry services	59	1,734	—		1,793
Merchandise	3,079	1,336	—		4,415
Publishing and other	3,814	—	—		3,814

Total net revenues	14,751	5,029	—		19,780
Cost of revenue:
Online sponsorship and advertising	313	21	—		334
Registry services	—	18	—		18
Merchandise	1,550	887	—		2,437
Publishing and other	1,266	15	—		1,281

Total cost of revenues	3,129	941	—		4,070

Gross profit	11,622	4,088	—		15,710
Operating expenses:
Product and content development	1,786	1,222	—		3,008
Sales and marketing	4,714	1,149	—		5,863
General and administrative	3,262	1,451	(33)	A-5	4,443
			(237)	A-1
Non-cash sales and marketing	—	437	—		437
Depreciation and amortization	372	292	1,150	A-2	2,053
			239	A-3

Total operating expenses	10,134	4,551	1,119		15,804

Income (loss) from operations	1,488	(463)	(1,119)		(94)
Gain on sale of Pictage	—	6,469	—		6,469
Other income (expense), net	300	(322)	—		(22)

Income from continuing operations before income taxes	1,788	5,684	(1,119)		6,353
Provision for (benefit from) income taxes	103	—	(546)	A-4	(443)

Income from continuing operations	$1,685	$5,684	$(573)		$6,796

Basic earnings per common share:
Income from continuing operations	$0.07				$0.22
Diluted earnings per common share:
Income from continuing operations	$0.07				$0.21
Weighted average number of common shares outstanding:
Basic	23,085,000				30,485,000

Diluted	25,579,000				32,979,000

Unaudited Pro Forma Consolidated Financial Information—Balance Sheet

	The Knot Historical	Wedding Channel Historical	Pro Forma Adjustments	Notes	The Knot and Wedding Channel Pro Forma
	March 31, 2006	March 31, 2006			March 31, 2006
	(in thousands)
Assets:
Current assets:
Cash and cash equivalents	$18,128	$11,895	$(63,067)	B-1	$74,011
			59,455	B-2
			47,600	B-3
Short-term investments	13,050	—	—		13,050
Accounts receivable, net	5,774	2,553	—		8,327
Inventories	1,786	335	—		2,121
Deferred production and marketing costs	584	—	—		584
Other current assets	907	467	—		1,374
Current assets of discontinued operations	—	1,098	—		1,098

Total current assets	40,229	16,348	43,988		100,565
Property and equipment, net	3,765	3,689	4,781	B-4	12,235
Intangible assets, net	9,080	—	70,911	B-5	79,991
Deferred tax assets	—	—	13,150	B-6	13,150
Investments in unconsolidated affiliates	—	148	—		148
Other assets	1,218	96	(592)	B-7	722

Total assets	$54,292	$20,281	$132,238		$206,811

Liabilities and stockholders' equity:
Current liabilities:
Accounts payable and accrued expenses	$5,816	$1,917	$—		$7,733
Deferred revenue	9,929	1,280	—		11,209
Current portion of long-term debt	47	—	—		47
Current liabilities of discontinued operations	—	1,417	—		1,417

Total current liabilities	15,792	4,614	—		20,406
Deferred tax liabilities	—	—	19,750	B-8	19,750
Long term debt	106	—			106
Other liabilities	494	—			494

Total liabilities	$16,392	$4,614	$19,750		$40,756

Minority interest	—	250	—		250
Stockholders' equity	37,900	15,417	20,850	B-9	165,805
			59,455	B-2
			(15,417)	B-10
			47,600	B-3

Total liabilities and stockholders' equity	$54,292	$20,281	$132,238		$206,811

Basis of Pro Forma Information

Reclassifications

      Certain amounts reported in the historical financial statements of The Knot and WeddingChannel have been reclassified in the unaudited pro forma consolidated financial information.

      Merchandise revenues for The Knot and registry and merchandising revenue for WeddingChannel have been reclassified to reflect separately (1) registry services revenue, representing commissions earned from the sale of gift registry products under agreements with retail partners where The Knot and WeddingChannel are not primarily obligated, not subject to inventory risk and amounts earned are determined using a fixed percentage; and (2) merchandise revenue from the sale of products, including shipping and handling charges, where The Knot and WeddingChannel are the primary parties obligated in a transaction, are subject to inventory risk and establish their own pricing and selection of suppliers.

      Other revenues for WeddingChannel of $7,000 and $3,000 for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, have been reclassified to online sponsorship and advertising to conform to The Knot's presentation.

      Cost of goods sold for WeddingChannel has been reclassified to report amounts related to each revenue stream to conform to The Knot's presentation as follows:

Cost of Revenue Components	Year Ended December 31, 2005	Three Months Ended March 31, 2006
	(in thousands)
Online sponsorship and advertising	$62	$21
Registry services	97	18
Merchandise	3,490	887
Publishing and other	859	15

Total cost of revenue	$4,508	$941

      Payroll and related expenses of WeddingChannel have been reclassified to conform to The Knot's presentation as follows:

	Year Ended December 31, 2005	Three Months Ended March 31, 2006
	(in thousands)
Payroll and related expenses components
Product and content development	$4,049	$1,138
Sales and marketing	2,922	802
General and administrative	2,618	816

Total payroll and related expenses as reported	$9,589	$2,756

      Technology expenses of WeddingChannel of $159,000 and $40,000 for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, which represent host services costs, have been reclassified to cost of revenue to conform to The Knot's presentation.

      The remaining technology and content development expenses of WeddingChannel of $303,000 and $84,000 for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, have been reclassified to product and content development expenses to conform to The Knot's presentation.

      Non-cash sales and marketing expenses of WeddingChannel of $2.3 million and $437,000 for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, have been reclassified to a separate line to conform to The Knot's presentation.

Preliminary Purchase Price Allocation

      The Pro Forma Consolidated Financial Information reflects the allocation of the estimated purchase price of $84.5 million to the assets acquired and liabilities assumed of WeddingChannel based on a preliminary determination of their fair values. These fair values are subject to change based on The Knot's final analysis.

      The following table summarizes the preliminary purchase price allocation as if the merger had been completed as of March 31, 2006:

(in thousands)
Cash	$11,895
Accounts receivable, net	2,553
Inventories	335
Other current assets including current assets of discontinued operations	1,565
Property and equipment	8,470
Intangible assets	45,000
Goodwill	25,911
Deferred tax assets	13,150
Other assets	244

Total assets acquired	$109,123

Accounts payable and accrued expenses including current liabilities of discontinued operations	$3,334
Deferred revenue	1,280
Deferred tax liabilities	19,750
Other liabilities	250

Total liabilities acquired	24,614

Total estimated purchase price	$84,509

Pro Forma Adjustments

Statements of Operations

(A-1) To eliminate legal fees incurred in connection with the litigation between The Knot and WeddingChannel assuming the litigation is withdrawn as of the closing of the Merger.

(A-2) To reflect amortization of the amortizable intangible assets resulting from the proposed merger on a straight-line basis over their estimated useful lives ranging from 4 to 10 years.

(A-3) To reflect incremental depreciation resulting from the increase to fair value of property and equipment acquired.

(A-4) To adjust the provision for income taxes to reflect the impact of the pro forma adjustments to The Knot's results of operations, primarily the change in deferred tax liabilities related to the amortization of intangibles.

(A-5) To eliminate WeddingChannel's direct merger expenses.

Balance Sheet

(B-1) To reflect the payment of the estimated cash portion of the merger consideration of $59.7 million, after an increase of $1.7 million based upon an estimate of the working capital adjustment as of March 31, 2006 and the estimated direct expenses related to the merger of $4.0 million, net of costs of $592,000 incurred through March 31, 2006. The amount of cash that WeddingChannel stockholders will receive may vary based upon the closing date and the final determination of the working capital adjustment.

(B-2) To record the sale of 3,500,000 shares of common stock in this offering at an assumed public offering price of $18.13 per share (the last reported sale price for our common stock on the Nasdaq Global Market on July 27, 2006), resulting in estimated net proceeds of $59.5 million, after estimated fees, underwriting discounts and other offering expenses of approximately $4.0 million.

(B-3) To give effect to the issuance and sale of 2,750,000 shares of our common stock in connection with the Private Placement on July 10, 2006 at a price of $18.25 per share, resulting in net proceeds of $47.6 million after estimated placement agent costs and other expenses of approximately $2.6 million.

(B-4) To adjust property and equipment to estimated fair value.

(B-5) To record the estimated values of intangible assets with finite lives, intangible assets with indefinite lives and non-amortizable goodwill resulting from the Merger.

(B-6) To record estimated tax benefits associated with a reduction in the valuation allowance previously recorded by WeddingChannel with respect to its net operating loss carryforwards for federal and state income purposes based on the recognition and timing of reversal of the estimated deferred tax liabilities. To the extent further reductions in the valuation allowance are recorded, the offsetting costs would first reduce goodwill and then other intangible assets.

(B-7) To reclassify The Knot's direct merger costs of $592,000 which were incurred and included in other assets as of March 31, 2006 as a result of the purchase price allocation.

(B-8) To record estimated deferred tax liabilities related to the tax effect, recorded under purchase accounting, of the preliminary differences in the book and tax basis of the acquired property and equipment, and acquired intangibles other than goodwill.

(B-9) To record the issuance of 1,150,000 shares of The Knot common stock as part of the purchase price consideration at an estimated fair value of $18.13 per share. The actual fair value will be based on the closing price of The Knot's common stock on the measurement date.

(B-10) To eliminate the stockholder's equity of WeddingChannel.

Pro Forma Earnings Per Share

      Shares used to calculate unaudited pro forma basic and diluted earnings per share were computed by adding 3,500,000 shares to be issued in connection with this offering, 1,150,000 shares of common stock to be issued to WeddingChannel stockholders as part of the merger consideration and 2,750,000 shares of common stock issued in our recently completed Private Placement, to the weighted average number of common shares outstanding for each period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Historical Consolidated Financial Information” and our consolidated financial statements and related notes incorporated by reference herein. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

      The Knot is a leading lifestage media company targeting couples planning their weddings and future lives together. We commenced operations in May 1996. Our principal website, www.theknot.com, is the most trafficked wedding site online, and offers extensive wedding-related content and shopping, and an active community. The Knot also provides wedding content to MSN and Comcast. We publish The Knot Weddings Magazine, which features editorial content and a shopping directory format which covers every major wedding planning decision and is distributed to newsstands and bookstores across the nation. We also publish The Knot Weddings regional magazines in 15 markets in the United States and The Knot Real Weddings in two additional local markets. In November 2004, we launched The Nest, www.thenest.com, the first online destination for the newly married audience. In January 2005, we acquired the business and assets of GreatBoyfriends LLC including the websites www.greatboyfriends.com and www.greatgirlfriends.com, which are referral-based online dating services supported by subscriptions. We also author books on wedding-related and newlywed-related topics. We are based in New York and have several other offices across the country.

      Each year, approximately 2.2 million couples get married in the United States. According to an independent research report, the domestic wedding market generates approximately $72 billion in retail sales annually, including gifts purchased from couples' registries. Presumed to be a once-in-a-lifetime occasion, a wedding is a major milestone event and, therefore, consumers tend to allocate significant budgets to the wedding and related purchases. Weddings also generate substantial revenues for travel services companies. Honeymoon travel generates an estimated $5.0 billion annually.

      Vendors and advertisers highly value to-be-weds as a consumer group. Replenished on an annual basis, wielding substantial budgets and facing a firm deadline, engaged couples are the ideal recipients of advertisers' messages and vendors' services and products. During the year prior to and the year following a wedding, the average couple will make more buying decisions and purchase more services and products than at any other time in their lives. The challenges and obstacles that engaged couples face make them especially receptive to marketing messages. We provide national and local advertisers with targeted access to couples actively seeking information and advice and making meaningful spending decisions relating to all aspects of their weddings.

      National online advertisers can enter into arrangements to exclusively sponsor entire editorial areas or special features on our site. We may also offer sponsors additional online promotional events such as sweepstakes, newsletters and direct e-mail programs, or inclusion of their special offers in our membership gateway. With our expansion into local markets and the further development of The Knot Weddings Magazine, we have expanded the scope of the integrated marketing programs we offer to our national online advertisers to include print advertising in our national and regional magazines. Also, we now offer national advertisers the opportunity to sponsor content on The Knot TV, a streaming video channel that broadcasts 24/7 on our website. Advertisers can promote their services and products within the programming on this channel.

      The Local Resources area on The Knot website provides access to the local wedding market through 67 online city and regional guides that host profiles for over 13,000 local vendors, such as reception halls, bands, florists and caterers. Local wedding vendors can supplement print advertisements in our regional magazines with profiles and sponsorship badges as well as preferred placement and other premium programs within their appropriate online city guide. Local advertisers can also reach their markets through targeted local e-mails. We also offer programs to local vendors that include advertising placement in our national magazine.

      We address a portion of the retail opportunity in the wedding market by integrating our informative content with shopping services which range from wedding gifts to a comprehensive array of supplies that relate to the wedding itself. We have created two shopping areas on The Knot website called The Knot Gift Registry Center and The Knot Wedding Shop.

      The Knot Gift Registry Center offers a large selection of china, crystal and flatware through our partnership with Michael C. Fina. In addition, earlier this year, we announced a new partnership with Target Corporation under which Target Club Wedd became our premier registry provider allowing our members easy access to Target Club Wedd's extensive registry assortment. We earn commissions from the sale of products in connection with these retail partnerships.

      We sell wedding supplies direct to consumers through our integrated shopping destination, The Knot Wedding Shop. We offer over one thousand products, including disposable cameras, wedding bubbles and bells, candy and cookies, ring pillows, toasting flutes, reception decorations, table centerpieces, goblets and glasses, garters and unity candles. We offer personalization options for many of our wedding supplies. We have launched our own line of Knot-branded wedding supplies called The Knot Wedding Collections and our own line of wedding-themed apparel, which can be personalized as well. In 2005, we launched ShopForWeddings.com. ShopForWeddings.com is our separate online store for wedding supplies, which we developed in order to attract additional users and generate further revenues. We fulfill all retail and wholesale wedding supplies orders from our Redding, California facility.

      Our strategy is to expand our position as a leading lifestage media company providing comprehensive planning and other information, services and products to couples planning their weddings and future lives together. Key elements of our business strategy include the following:

      Increase Market Share and Leverage Assets. Acquiring companies or services that are complementary to our business will increase our leverage with advertisers in the marketplace as well as our ability to satisfy our customers. The completion of our pending Merger with WeddingChannel will significantly increase our market share and provide us additional opportunities to leverage our core assets of our audience and local and national sales forces. WeddingChannel's registry offerings will also enhance the service we are able to provide our engaged couples and their wedding guests. We have also acquired and created other small properties to leverage the services to clients and the technologies we have developed. Recent acquisitions of WeddingTracker.com and Wed-o-rama.com allows us to offer our engaged couples premium personal wedding webpage design and hosting for a fee. Our recent launch of PartySpot.com leverages our local sales force and their vendors to provide local party planning information and resources to families hosting rehearsal dinners, proms, bar mitzvahs, sweet sixteens and graduation parties.

      Build Strong Brand Recognition. Maintaining The Knot's strong brand position is critical to attracting and expanding both our online and offline user base and securing our leading position in the bridal market.

      We promote our brand through aggressive public relations outreach, including television appearances by Carley Roney, our editor-in-chief and lead wedding expert. Through our regional magazines and the expansion of our in-depth online city guides, we are aggressively increasing our brand awareness at the local level. Our local advertising sales force further supports The Knot brand through participation in their local wedding professional associations and appearances at local bridal events.

      Capitalize on Multiple Revenue Opportunities. We intend to use the size and favorable demographics of our online and offline communities to continue to grow our existing multiple revenue streams within the wedding space. We will pursue additional revenue opportunities in connection with the needs of today's engaged and newly married couples including premium services.

      Leverage our Relationship with our Audience. We believe a large and active membership base is critical to our success. Membership enrollment is free; and our members enjoy the use of personal Web pages, message boards, budgeting and planning tools, wedding checklists, and wedding fashion and honeymoon searches. New membership growth has leveled off in recent years. We enrolled approximately 1.1 million and 1.0 million new members in the years 2004 and 2005, respectively. During the first six months of 2006, we were enrolling an average of approximately 3,400 new members per day. Our priority in the wedding space is to increase member usage through our content and product offerings, additional interactive premium services, active community participation and strategic relationships.

      Expansion into other Life Stages and Services. With the launch of our website www.thenest.com, we are expanding our relationship with our core membership base and providing access to additional services and products relevant to newlyweds and growing families. We plan to develop The Nest brand in the same manner we built The Knot brand with increased consumer awareness leading to increased advertiser adoption.

      Becoming parents for the first time is another major life change for newlyweds, and we believe there will be an opportunity to continue serving our audience as they enter this next significant life stage. We have also created or acquired other small properties to leverage the clients and technologies we have developed and to broaden the complementary services we offer.

      The pursuit of our business strategies may involve potential acquisitions, or investments in, complementary businesses or products.

      For the three months ended March 31, 2006, our revenue increased by $2.8 million, or approximately 24%, when compared to 2005. This growth resulted primarily from increases in our higher margin online sponsorship and advertising revenues of $2.0 million, or 35%, as a result of the continued expansion of our client base, increased spending by our clients on additional or premium programs and through the impact of price increases in local markets. In addition, publishing and other revenue increased by $1.0 million or 38%. This increase primarily reflects growth in the sale of advertising pages to designers in our national publication and to local vendors in our local print publications, as well as rate increases. Merchandise revenue, derived primarily from the sale of wedding supplies to retail customers, decreased by $248,000, or 7%. The leveling of new membership growth in recent years has impacted retail supplies sales directly since our brides or members are the principal buyers, and we also believe there is further competition developing online with respect to the sale of wedding supplies products. Our primary goal continues to be increasing the percentage of members who purchase merchandise from us online and their average spending to support further revenue growth from our existing membership. Retail supplies sales were relatively flat in the first quarter. We also conducted a review of our wholesale customer base in the last half of 2004 and eliminated a number of marginal accounts in 2004 and 2005 which contributed to a decline in wholesale revenue of $123,000 for the three months ended March 31, 2006 as compared to the prior year. Revenue from our registry services decreased by $140,000. In 2006, we are no longer maintaining inventory and recording sales of registry-related products. We are now generally receiving only commissions from the sale of products through our retail partnerships.

      For the year ended December 31, 2005, our revenue grew by $10.0 million, or approximately 24%, when compared to 2004. This growth resulted primarily from increases in our online sponsorship and advertising revenues, and in our publishing and other revenue, offset in part by a decrease in our merchandising revenue.

      In 2005, we experienced an increase in our higher margin online sponsorship and advertising revenues of $8.2 million, or 47%, as a result of the continued expansion of our client base, increased spending by our clients on additional or premium programs and through the impact of price increases in local markets. In addition, publishing and other revenue grew by $2.3 million or 21%. This increase primarily reflects growth in the sale of advertising pages to designers in our national publication and to local vendors in the majority of our local print publications, as well as small rate increases. Publishing revenue also rose as a result of an increase in the number of copies distributed and sold of our national publication. The increase in 2005 was also net of a decrease in publishing revenue of approximately $477,000 from 2004 as a result of the timing of certain publications.

      In 2005, merchandising revenue, derived primarily from the sale of wedding supplies to retail and wholesale customers, decreased by $473,000, or 4%. We conducted a review of our wholesale customer base in the last half of 2004 and eliminated a number of marginal accounts, which contributed to a decline in wholesale revenue of $670,000 for the year ended December 31, 2005 as compared to the prior year. The sale of supplies at retail increased by $486,000, or 5%, for the year ended December 31, 2005 compared to the prior year. The balance of the merchandise revenue variance related to registry revenue. Merchandise revenue in the first half of 2004 was negatively impacted by the installation of new warehouse management software and site performance issues. While these operational issues have been addressed, the leveling of new membership growth in recent years has also impacted the growth in retail supplies sales directly since our brides or members are the principal buyers, and we also believe there is further competition developing online with respect to the sale of wedding supplies products. To address these issues, we have developed a new e-commerce platform, which launched in July 2005. This new platform is designed to allow us over time to more effectively sell products to our members and to improve the online shopping experience on our sites. Our primary goal remains one of increasing the percentage of members who purchase merchandise from us online and their average spending to support further revenue growth from our existing membership.

      As described elsewhere in this prospectus, on June 5, 2006, we announced that we entered into a definitive Merger Agreement with WeddingChannel, a privately-held provider of wedding planning and gift buying services. See “Pending Merger with WeddingChannel.” WeddingChannel offers a variety of services and information on their website, including wedding planning content, gift buying services through their wedding registries, interactive tools, directories, local resource listings and community participation. See “Business—WeddingChannel Services.”

      If and when we complete our pending Merger with WeddingChannel, its services will be added to ours. WeddingChannel's registry services business offers couples and their guests one place to view all their gift registries from numerous retail partners, including Federated, from which WeddingChannel derives the majority of its registry services revenue. Federated is in the process of integrating the operations of May Department Stores, which it acquired in August 2005, into its operations. We believe that the expansion of Federated's business resulting from this acquisition may have a favorable effect in the future on registry services-related revenue earned from the relationship with Federated. We cannot assure you, however, that such registry services-related revenue will increase in future periods.

Recent Developments

   Pending Merger with WeddingChannel

      On June 5, 2006, we announced that we entered into a definitive merger agreement (the “Merger Agreement”) with WeddingChannel, a privately-held provider of wedding planning and gift buying services. We refer to this transaction in this prospectus as the “Merger.” Under the terms of the Merger Agreement, we will pay approximately $57.9 million in cash and issue 1,150,000 shares of our common stock in exchange for all of the outstanding capital stock and stock options of WeddingChannel. We intend to finance the cash portion of the purchase price through our existing cash resources and the proceeds of this offering. The cash portion of the purchase price will be adjusted if WeddingChannel's working capital is above or below $10 million at closing.

      The Merger has been approved by the boards of directors of both companies. Stockholders representing approximately 30% of the outstanding capital stock of WeddingChannel have agreed to vote their shares in favor of the Merger. The Merger is subject to customary closing conditions, including stockholder and regulatory approvals, and is currently expected to close in the third quarter of 2006. The Merger Agreement also contains certain termination rights in favor of each of The Knot and WeddingChannel. For more information about the Merger, see “Pending Merger with WeddingChannel.”

      Similar to The Knot, WeddingChannel offers comprehensive wedding-planning content and interactive tools, and allows couples to manage gift registries for purchases from the nation's largest retailers and to pre-reserve hotel rooms from numerous properties worldwide. WeddingChannel's online wedding registry system searches registries from retailers and resort groups, including Macy's, Bloomingdale's, Tiffany & Co., Crate & Barrel, Neiman Marcus, Williams-Sonoma, Pottery Barn, The Home Depot, JCPenney, Starwood Hotels, Sandals Resorts and others. WeddingChannel also operates a bridal fashion trade show.

      On September 19, 2003, WeddingChannel filed a complaint against The Knot in the United States District Court for the Southern District of New York alleging patent infringement. A stay was entered on January 17, 2006 relating to this litigation. We expect that the litigation will be withdrawn effective as of the closing of the Merger, and, therefore, that we will not suffer any future harm to our business, results of operations or financial condition relating to this litigation if the Merger is completed. For additional information, see “Business—Legal Proceedings.”

      See “Business—Recent Developments—Pending Merger with WeddingChannel” for a description of the benefits of the Merger, “Pending Merger with WeddingChannel” for a description of the terms of the Merger, and “Risk Factors—Risks Related to the Pending Merger with WeddingChannel” for a description of the risks associated with the Merger and the risks that the combined company may face if the Merger is consummated.

   Private Placement

      On July 10, 2006, we issued and sold 2,750,000 shares of its common stock in a private placement (the “Private Placement”) to three institutional investors at a price of $18.25 per share. The proceeds from the Private Placement will be used for general corporate purposes, including working capital and capital expenditures. The shares of common stock sold by The Knot in the Private Placement were not registered under the Securities Act of 1933. On July 20, 2006, The Knot filed a shelf registration statement covering resales of the common stock issued to institutional investors in the Private Placement.

   Acquisition of “the lilaguide”

On July 25, 2006, The Knot announced that it had acquired “the lilaguide”, a collection of localized pocket-sized, for-parents-by-parents guidebooks on all-things babies, for approximately $2.0 million, consisting of cash paid and liabilities assumed. The acquisition of “the lilaguide” represents The Knot's first step into the business of catering to the needs of first-time parents.

   Results for Second Quarter and First Six Months of 2006

      On July 27, 2006, we announced the following results, which are preliminary and unaudited, for the three and six months ended June 30, 2006:

      For the second quarter ended June 30, 2006, we had net revenues of $17.7 million, an increase of 31% from net revenues of $13.6 million for the second quarter of 2005. All three of our revenue streams contributed to the gains, led by local and national online advertising revenue which was up 38% over the prior year. Publishing and other revenues rose by 30%, and merchandise revenue increased by 20% over the prior year.

      Net income for the second quarter of 2006 was $3.9 million, or $0.17 per basic and $0.15 per diluted share, as compared to $1.3 million, or $0.06 per basic and $0.05 per diluted share, in 2005. Professional fees related to our litigation with WeddingChannel.com, which were $1.6 million in the second quarter of 2005, were minimal in the second quarter of 2006. On January 17, 2006, a stay was entered in connection with this litigation, for a period of not less than 60 days, upon the joint request of the parties. The stay has continued to remain in effect.

      For the six months ended June 30, 2006, we had net revenues of $32.5 million and net income of $5.6 million or $0.24 per basic and $0.22 per diluted share as compared to net revenues of $25.5 million and net income of $1.7 million or $0.08 per basic and $0.07 per diluted share in 2005.

Critical Accounting Policies

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities on an on-going basis. We evaluate these estimates including those related to revenue recognition, allowances for doubtful accounts and returns, inventory provisions, impairment of intangible assets including goodwill and deferred taxes. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

      We derive revenues from the sale of online sponsorship and advertising programs, from the sale of merchandise and from the publication of magazines.

      Online sponsorship programs are designed to integrate advertising with online editorial content. Sponsors can purchase the exclusive right to promote products or services on a specific online editorial area and can purchase a special feature on our sites. These programs commonly include banner advertisements and direct e-mail marketing. Sponsors can also promote their services and products within the programming on our streaming video channel, The Knot TV.

      Online advertising includes online banner advertisements and direct e-mail marketing as well as placement in our online search tools. This category also includes online listings, including preferred placement and other premium programs, in the local area of our websites for local wedding and other vendors. Local vendors may purchase online listings through fixed term contracts or open-ended subscriptions.

      Certain elements of online sponsorship and advertising contracts provide for the delivery of a minimum number of impressions. Impressions are the featuring of a sponsor's advertisement, banner, link or other form of content on our sites. To date, we have recognized applicable online sponsorship and advertising revenues over the duration of the contracts on a straight-line basis, as we have exceeded minimum guaranteed impressions. To the extent that minimum guaranteed impressions are not met, we are generally obligated to extend the period of the contract until the guaranteed impressions are achieved. If this were to occur, we would defer and recognize the corresponding revenues over the extended period.

      Merchandise revenues generally include the selling price of wedding supplies and products from our gift registry sold through our websites as well as related outbound shipping and handling charges since we are the primary party obligated in a transaction, are subject to inventory risk, and we establish our own pricing and selection of suppliers. Merchandise revenues also include commissions earned in connection with the sale of products from our gift registry under agreements with certain retail partners where we are not primarily obligated, not subject to inventory risk and amounts earned are determined using a fixed percentage. Merchandise revenues are recognized when products are shipped to customers, reduced by discounts as well as an allowance for estimated sales returns.

      Publishing revenues include print advertising revenue derived from the publication of The Knot Weddings Magazine, the publication of regional magazines, The Knot Weddings and other publications, as well as fees from the license of the Weddingpages name for use in publication by certain former franchisees. These revenues and fees are recognized upon the publication of the related magazines, at which time all material services related to the magazine have been performed, or as fees are earned under the terms of license agreements. Additionally, publishing revenues are derived from the sale of magazines on newsstands and in bookstores, and from author royalties received related to book publishing contracts. Revenues from the sale of magazines are recognized when the products are shipped, reduced by an allowance for estimated sales returns. Author royalties, to date, have been derived from publisher royalty advances that are recognized as revenue when all of our contractual obligations have been met which is typically upon the delivery to, and acceptance by, the publisher of the final manuscript.

      For contracts with multiple elements, including programs which combine online and print advertising components, we allocate revenue to each element based on evidence of its fair value. Evidence of fair value is the normal pricing and discounting practices for those deliverables when sold separately. We defer revenue for any undelivered elements and recognize revenue allocated to each element in accordance with the revenue recognition policies set forth above.

      Revenue for which realization is not reasonably assured is deferred.

Allowance for Doubtful Accounts

      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. As of March 31, 2006 and December 31, 2005, our allowance for doubtful accounts amounted to $270,000 and $274,000, respectively. In determining these allowances, we evaluate a number of factors, including the credit risk of customers, historical trends and other relevant information. If the financial condition of our customers were to deteriorate, additional allowances may be required.

Inventory

      In order to record our inventory at its lower of cost or market, we assess the ultimate realizability of our inventory, which requires us to make judgments as to future demand and compare that with current inventory levels. We record a provision to adjust our inventory balance based upon that assessment. If our merchandise revenues grow, the investment in inventory would likely increase. It is possible that we would need to further increase our inventory provisions in the future.

Goodwill

      As of March 31, 2006, we had recorded goodwill and other intangible assets of $9.1 million. In our most recent assessment of impairment of goodwill as of October 1, 2005, we made estimates of fair value using multiple approaches. In our ongoing assessment of impairment of goodwill and other intangible assets, we consider whether events or changes in circumstances such as significant declines in revenues, earnings or material adverse changes in the business climate, indicate that the carrying value of assets may be impaired. As of March 31, 2006, no impairment indicators were noted. Future adverse changes in market conditions or poor operating results of strategic investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future.

Deferred Taxes

      A tax valuation allowance is established, as needed, to reduce net deferred tax assets to the amount for which recovery is probable. As of March 31, 2006, we have established a full valuation allowance of $14.3 million against our net deferred tax assets. Depending on the amount and timing of taxable income we may ultimately generate in the future, as well as other factors including limitations which may arise from changes in the Company's ownership, we could recognize no benefit from our deferred tax assets, in accordance with our current estimate, or we could recognize some or all of their full value.

Stock-Based Compensation

      Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, using the modified perspective method. Under this method, previously reported amounts are not restated. SFAS No. 123(R) requires the measurement of compensation expense for all stock awards granted to employees and non-employee directors at fair value on the date of grant and recognition of compensation expense over the related service periods for awards expected to vest. Under the modified perspective method, we recognize compensation expense for all stock awards granted after December 31, 2005, and for awards granted prior to January 1, 2006 that remained unvested as of that date or which may be subsequently modified.

      The fair value of restricted stock is determined based on the number of shares granted and the quoted price of our common stock, and the fair value of stock options is determined using the Black-Scholes valuation model. The calculation for fair value of stock options requires considerable judgment including the estimation of stock price volatility, expected option lives and risk-free investment rates. We develop estimates based on historical data and market information which may change significantly over time and, accordingly, have a large impact on valuation.

      We will continue to recognize stock-based compensation for service-based graded-vesting stock awards granted prior to January 1, 2006 using the accelerated method prescribed by FASB Interpretation No. 28. As permitted by SFAS No. 123(R), for stock awards granted after December 31, 2005, we have adopted the straight-line attribution method. In addition, effective January 1, 2006, we have included an estimate of stock awards to be forfeited in the future in calculating stock-based compensation expense for the period. The cumulative effect of this accounting change for forfeitures as of January 1, 2006 was not material due to the significant reduction in both the number of personnel receiving stock awards and the aggregate amount of stock awards granted by us in 2004 and 2005. We consider several factors when estimating future forfeitures, including types of awards, employee level and historical experience. Actual forfeitures may differ substantially from our current estimates.

      See “—Results of Operations—Three Months Ended March 31, 2006 and March 31, 2005—Stock-Based Compensation” below for a further discussion of the impact of SFAS

No. 123(R) on our recording of stock-based compensation for the three months ended March 31, 2006.

Results of Operations

      The following table sets forth for the periods presented certain data from our statement of income. All items are expressed as a percentage of total net revenues, except for cost of revenues, which are expressed as a percentage of their related net revenues.

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Statement of Operations Data:
Net revenues
Online sponsorship and advertising	33.9%	42.6%	50.3%	48.4%	52.9%
Merchandising	42.3	31.5	24.5	28.4	21.3
Publishing and other	23.8	25.9	25.2	23.2	25.8

Total net revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues
Online sponsorship and advertising	3.6	3.7	3.1	2.7	4.0
Merchandising	51.8	53.7	48.1	47.3	49.4
Publishing and other	37.0	32.4	32.6	41.7	33.2

Total cost of revenues	31.9	26.9	21.6	24.4	21.2

Gross profit	68.1	73.1	78.4	75.6	78.8
Operating expenses:
Product and content development	11.5	12.4	13.4	14.1	12.1
Sales and marketing	31.0	29.2	27.6	30.4	32.0
General and administrative	20.5	26.8	28.2	26.1	22.1
Depreciation and amortization	2.3	2.0	2.5	2.4	2.5

Total operating expenses	65.3	70.4	71.7	73.0	68.7

Income from operations	2.8	2.7	6.7	2.6	10.1
Interest income, net	0.3	0.7	1.5	1.1	2.0

Income (loss) before income taxes	3.0	3.4	8.2	3.7	12.1
Provision for income taxes	0.1	0.3	0.5	0.3	0.7

Net income (loss)	2.9%	3.1%	7.7%	3.4%	11.4%

Three Months Ended March 31, 2006 and March 31, 2005

   Net Revenues

      Net revenues increased to $14.8 million for the three months ended March 31, 2006 from $11.9 million for the three months ended March 31, 2005.

      Online sponsorship and advertising revenues increased to $7.8 million for the three months ended March 31, 2006 as compared to $5.8 million for the three months ended March 31, 2005. Revenue from local vendor online advertising programs increased by $1.2 million, or by approximately 30%, primarily as a result of an increase in the number and average spending of local vendor clients, including the continuing impact of price increases. In addition, there was an increase of $861,000, or 47%, in national online sponsorship and advertising revenue, largely due to an increase in the average spending by our national accounts. Online sponsorship and advertising revenues amounted to 53% of our net revenues for the three months ended March 31, 2006 and 48% of our net revenues for the three months ended March 31, 2005.

      Merchandise revenues, which consist primarily of the sale of wedding supplies to retail customers, decreased to $3.1 million for the three months ended March 31, 2006 as compared to $3.4 million for the three months ended March 31, 2005. Retail supplies revenue was relatively flat for the quarter. We believe retail supplies revenue has been affected by the leveling of our new membership growth and by further competition developing online with respect to the sale of wedding supplies products. The sale of wedding supplies to wholesale customers decreased by $123,000 for the three months ended March 31, 2006 as compared to the prior year. We previously conducted a review of our wholesale customer base and eliminated a number of marginally profitable accounts in 2004 and 2005. The balance of the merchandise revenue variance related to registry revenue. In 2006, we are no longer maintaining inventory and recording sales of registry-related products. We are now generally receiving only commissions from the sale of products through our retail partnerships. Merchandise revenues amounted to 21% of our net revenues for the three months ended March 31, 2006 and 28% of our net revenues for the three months ended March 31, 2005.

      Publishing and other revenues increased to $3.8 million for the three months ended March 31, 2006, as compared to $2.8 million for the three months ended March 31, 2005. Local print revenue increased by $351,000, or 31%, due to an increase in advertising pages sold, including pages associated with the local section of our national magazine, and a small increase in pricing. National print revenue derived from The Knot Weddings Magazine increased by $342,000, or 22%, as a result of an increase in the number of designer advertisers and advertising page rates for both designer and national advertisers. In 2006, we also recorded $230,000 in author royalties upon the delivery and acceptance of our first book on newlywed related topics. Publishing and other revenue amounted to 26% of our net revenues for the three months ended March 31, 2006 and 23% of our net revenues for the three months ended March 31, 2005.

   Cost of Revenues

      Cost of revenues consists of the cost of merchandise sold, including outbound shipping costs, costs related to the production of regional magazines and our national magazine, payroll and related expenses for our personnel who are responsible for the production of online and offline media, and costs of Internet and hosting services.

      Cost of revenues increased to $3.1 million for the three months ended March 31, 2006, as compared to $2.9 million for the three months ended March 31, 2005. The cost of revenues from the sale of merchandise decreased by $50,000 due to a decrease in related revenue offset, in part, by a small decline in margin as a result of increased product promotions. Publishing and other cost of revenue increased by $111,000 due to higher costs for both our national and local print publications as a result of increased advertising page counts which was offset, in part, by improved margins driven by the gains in print advertising revenue. As a percentage of our net revenues, cost of revenues decreased to 21% for the three months ended March 31, 2006 from 24% in the prior year. This overall margin improvement resulted from a greater mix of higher margin online advertising revenue and the increased margins for national and local print revenue.

   Product and Content Development

      Product and content development expenses consist primarily of payroll and related expenses for editorial, creative and information technology personnel and computer hardware and software costs.

      Product and content development expenses increased to $1.8 million for the three months ended March 31, 2006 from $1.7 million for the three months ended March 31, 2005. Personnel and related expenses increased by $202,000 due to additional investments in editorial, creative and information technology staff. This increase included approximately

$29,000 related to stock-based compensation. For the three months ended March 31, 2005, we incurred severance and other costs of approximately $120,000 in connection with the relocation of a significant portion of our information technology function to Austin, Texas. As a percentage of our net revenues, product and content development expenses decreased to 12% for the three months ended March 31, 2006 from 14% for the three months ended March 31, 2005.

   Sales and Marketing

      Sales and marketing expenses consist primarily of payroll and related expenses for sales and marketing, customer service and public relations personnel, as well as the costs for promotional activities and fulfillment and distribution of merchandise.

      Sales and marketing expenses increased to $4.7 million for the three months ended March 31, 2006 from $3.6 million for the three months ended March 31, 2005. Personnel and related costs increased by $699,000 primarily as a result of investments in national and local sales staff, in part, as additional support for sales efforts for new initiatives, including The Nest. This increase included approximately $54,000 related to stock-based compensation. We also incurred higher sales commissions and incentives of $150,000 in 2006 as a result of the increases in online advertising and print revenue as well as higher promotion costs of $153,000. As a percentage of our net revenues, sales and marketing expenses increased to 32% for the three months ended March 31, 2006 from 30% for the three months ended March 31, 2005.

   General and Administrative

      General and administrative expenses consist primarily of payroll and related expenses for our executive management, finance and administrative personnel, legal and accounting fees, facilities costs, insurance and bad debt expenses.

      General and administrative expenses increased to $3.3 million for the three months ended March 31, 2006, from $3.1 million for the three months ended March 31, 2005. Legal and other professional costs related to our current litigation with WeddingChannel amounted to $180,000 during the three months ended March 31, 2006. On January 17, 2006, a stay was entered in this litigation for a period of not less than 60 days. Prior to the stay, we filed a series of summary judgment motions seeking to dismiss entirely and/or limit WeddingChannel's claims for patent infringement, and WeddingChannel filed certain “cross-motions” for summary judgment concerning certain of our defenses. These motions were argued before the Court on September 28 and October 19, 2005, and have not yet been decided. If the stay is lifted, and if our motions are ultimately unsuccessful and some portion of WeddingChannel's patent infringement claims remains, the case may go to trial in the second half of 2006. Legal costs related to this litigation were $683,000 in the three months ended March 31, 2005. For the three months ended March 31, 2006, we recorded stock-based compensation expense of approximately $246,000, $200,000 in costs with respect to the development of a formal disaster recovery plan for the Company and additional professional and other legal costs of $138,000. In March 2005, we incurred $95,000 in fees in connection with our re-listing on the Nasdaq Global Market. As a percentage of our net revenues, general and administrative expenses decreased to 22% for the three months ended March 31, 2006 from 26% for the three months ended March 31, 2005.

   Stock-Based Compensation

      Total stock-based compensation expense related to all of our stock awards was included in various operating expense categories for the three months ended March 31, 2006, as follows:

Product and content development	$29,000
Sales and marketing	54,000
General and administrative	246,000

Total stock-based compensation expense	$329,000

      We did not record any stock-based compensation expense for the three months ended March 31, 2005.

      The following table details the effect on net income and earnings per share had stock-based compensation expense been recorded based on the fair value method under SFAS No. 123, as amended, for the three months ended March 31, 2005.

Three Months Ended March 31, 2005
Net income, as reported	$409,108
Add: Total stock-based employee compensation expense included in reported net income	—
Deducted: Total stock-based employee compensation expense determined under fair value method for all awards	(239,091)

Net income, pro forma	$170,017

Basic earnings per share, as reported	$0.02

Basic earnings per share, pro forma	$0.01

Diluted earnings per share, as reported	$0.02

Diluted earnings per share, pro forma	$0.01

      As of March 31, 2006, total unrecognized estimated compensation expense related to nonvested stock options, restricted shares and ESPP rights was $2.7 million, which is expected to be recognized over a weighted average period of 2.4 years. We currently believe that stock-based compensation expense for the calendar year ended December 31, 2006 will range from $1.6 million to $1.7 million.

      Since June 2005, we have awarded shares of restricted stock as our primary form of stock-based compensation. However, we may elect to resume granting stock options in the future.

   Depreciation and Amortization

      Depreciation and amortization consists of depreciation and amortization of property and equipment and capitalized software, and amortization of intangible assets related to acquisitions.

      Depreciation and amortization increased to $372,000 for the three months ended March 31, 2006, from $281,000 for the three months ended March 31, 2005. The increase was primarily due to an increase in capital expenditures over 2005 and in the three months ended March 31, 2006.

   Interest Income

      Interest income, net of interest expense, increased to $300,000 for the three months ended March 31, 2006, from $130,000 for the three months ended March 31, 2005, as a result of higher funds available for investment and higher interest rates.

   Provision for Taxes on Income

      For the three months ended March 31, 2006 and 2005, we incurred income tax expense of $103,000 and $35,000, respectively, primarily due to operating income generated in certain states. We continue to utilize net operating loss carryforwards for federal income tax purposes.

Years Ended December 31, 2005 and December 31, 2004

   Net Revenues

      Net revenues were $51.4 million and $41.4 million for the years ended December 31, 2005 and 2004, respectively.

      Online sponsorship and advertising revenues increased to $25.8 million for the year ended December 31, 2005 as compared to $17.6 million for the year ended December 31, 2004. Revenue from local vendor online advertising programs increased by $5.8 million or by approximately 50%, primarily as a result of an increase in both the number and the average spending of local vendor clients, including the continuing impact of price increases in local markets. In addition, there was an increase of approximately $2.4 million in national online sponsorship and advertising revenue largely due to an increase in the average spending by our national accounts. Online sponsorship and advertising revenues amounted to 50% of our net revenues for the year ended December 31, 2005 and 43% of our net revenues for the year ended December 31, 2004.

      Merchandise revenues, which consist primarily of the sale of wedding supplies, decreased to $12.6 million as compared to $13.1 million for the year ended December 31, 2004. Retail supplies revenue increased by $486,000, or 5%, as a result of a combination of an increase in the number of buyers, increased fees for personalization and shipping and lower product returns. Wholesale supplies revenue decreased by $670,000 in 2005 as compared to the prior year. We conducted a review of our wholesale customer base in the last half of 2004 and eliminated a number of marginally profitable accounts. The balance of the merchandise revenue variance related to registry revenue. Merchandise revenue for the first half of 2004, in general, was impacted by site performance issues and certain operational difficulties affecting customer service performance, which arose from the installation of new warehouse management software at our Redding, California facility. We also believe retail supplies revenue in 2005 and 2004 has been affected by the leveling of our new membership growth and by further competition developing online with respect to the sale of wedding supplies products. Merchandise revenues amounted to 25% of our net revenues for the year ended December 31, 2005 and 32% of our net revenues for the year ended December 31, 2004.

      Publishing and other revenues increased to $13.0 million for the year ended December 31, 2005, as compared to $10.7 million for the year ended December 31, 2004. Local print revenue increased by $1.6 million due to an increase in advertising pages sold in comparable markets, including revenue associated with the local section of our national magazine, and a small increase in pricing. National print revenue derived from The Knot Weddings Magazine increased by $593,000 as a result of an increase in the number of designer advertisers, advertising page rates for both designer and national advertisers, as well as an increase in the number of copies sold due to expanded distribution. The year ended December 31, 2004 included approximately $477,000 in additional publishing revenue as a result of the timing of certain publications. Publishing and other revenue amounted to 25% of our net revenues for the year ended December 31, 2005 and 26% of our net revenues for the year ended December 31, 2004.

   Cost of Revenues

      Cost of revenues consists of the cost of merchandise sold, including outbound shipping costs, the costs related to the production of regional magazines and our national magazine, payroll and related expenses for our personnel who are responsible for the production of online and offline media, and costs of Internet and hosting services.

      Cost of revenues was $11.1 million for the years ended December 31, 2005 and 2004. The cost of revenues from the sale of merchandise decreased by $1.0 million due primarily to improved margins resulting from higher pricing, including increased personalization and shipping charges and lower costs for product sourced. The decrease was also due to a small decline in revenue. Publishing and other cost of revenue increased by $768,000 due to higher costs for the national publication, The Knot Weddings Magazine, as a result of increased distribution and higher costs for both our national and local print publications as a result of increased advertising page counts. As a percentage of our net revenues, cost of revenues decreased to 22% for the year ended December 31, 2005 from 27% in the prior year. This overall margin improvement resulted from a greater mix of higher margin online advertising revenue and the increased margins for merchandise revenue.

   Product and Content Development

      Product and content development expenses consist primarily of payroll and related expenses for editorial, creative and information technology personnel and computer hardware and software costs.

      Product and content development expenses increased to $6.9 million for the year ended December 31, 2005 as compared to $5.2 million for the year ended December 31, 2004. Personnel and related expenses increased by $728,000 due to additional investments in editorial, creative and information technology staff, and we incurred expenses of $286,000 relating to our referral-based online dating service acquired in January 2005. In 2005, we also incurred additional content costs of $152,000 for The Knot TV, a new streaming video channel on The Knot website, which we launched in February 2005, as well as information technology consulting costs of $155,000 and costs of approximately $120,000 in connection with the relocation of a significant portion of our information technology function to Austin, Texas. As a percentage of our net revenues, product and content development expenses increased to 13% for the year ended December 31, 2005 from 12% for the year ended December 31, 2004.

   Sales and Marketing

      Sales and marketing expenses consist primarily of payroll and related expenses for sales and marketing, customer service and public relations personnel, as well as the costs for promotional activities and fulfillment and distribution of merchandise.

      Sales and marketing expenses increased to $14.2 million for the year ended December 31, 2005, as compared to $12.1 million for the year ended December 31, 2004. In September 2004, we entered into a settlement agreement with America Online, Inc. (“AOL”) with respect to amounts owed to AOL under the Amended and Restated Anchor Tenant Agreement effective July 23, 1999 between The Knot and AOL. As a result of the settlement, we made a cash payment of $1.2 million to AOL, and we reversed the portion of a previously recorded liability to AOL that was in excess of the amount paid for which we recorded a non-cash benefit of $1.2 million as a reduction of sales and marketing expense. Personnel and related costs increased by $880,000 in 2005 as a result of additional investments in national sales staff as well as customer service and operations staff to support the growth of our local vendor base. We incurred higher sales commissions and incentives in 2005 of $692,000 as a result of the increases in online advertising and print revenue. These increases, as well as small increases in a number of other cost categories, were offset, in part, by reduced costs in 2005 of $1.0 million at our warehouse and fulfillment center in Redding, California as a result of various cost savings initiatives and the scaling back of our wholesale operations. As a percentage of our net revenues, sales and marketing expenses decreased to 28% for the year ended December 31, 2005 from 29% for the year ended December 31, 2004.

   General and Administrative

      General and administrative expenses consist primarily of payroll and related expenses for our executive management, finance and administrative personnel, legal and accounting fees, facilities costs, insurance and bad debt expenses.

      General and administrative expenses increased to $14.5 million for the year ended December 31, 2005, as compared to $11.1 million for the year ended December 31, 2004. This increase included incremental legal costs of $2.0 million in 2005, primarily related to our current litigation with WeddingChannel. We recorded additional non-cash services expense of $546,000 in 2005 associated with a warrant issued in October 2004 to Allen & Company LLC for financial advisory services. Personnel and related costs increased by $213,000 to support the growth of our business, and we incurred $123,000 in fees in connection with our re-listing on the Nasdaq Global Market in March 2005. As a percentage of our net revenues, general and administrative expenses increased to 28% for the year ended December 31, 2005 from 27% for the year ended December 31, 2004.

   Depreciation and Amortization

      Depreciation and amortization expenses consist of depreciation and amortization of property and equipment and capitalized software and amortization of intangible assets related to acquisitions.

      Depreciation and amortization expenses increased to $1.3 million for the year ended December 31, 2005, from $817,000 for the year ended December 31, 2004. The increase was primarily due to an increase in capital expenditures over calendar years 2004 and 2005, including the investment in our new e-commerce platform which launched in July 2005.

   Interest Income

      Interest income, net of interest expense, increased to $763,000 for the year ended December 31, 2005, from $300,000 for the year ended December 31, 2004. This increase was primarily the result of higher funds available for investment and higher interest rates.

   Provision for Taxes on Income

      For the years ended December 31, 2005 and 2004, we were subject to income tax expense of $265,000 and $139,000, respectively, primarily due to operating income generated in certain states. We continue to utilize net operating loss carryforwards for federal income tax purposes.

Years Ended December 31, 2004 and December 31, 2003

   Net Revenues

      Net revenues increased to $41.4 million for the year ended December 31, 2004 from $36.7 million for the year ended December 31, 2003.

      Online sponsorship and advertising revenues increased to $17.6 million for the year ended December 31, 2004, as compared to $12.5 million for the year ended December 31, 2003. Revenue from local vendor online advertising programs increased by $3.6 million or approximately 44% primarily as a result of an increase in the number and average spending of local vendor clients. In addition, there was an increase of approximately $1.6 million in national online sponsorship and advertising revenue due to a continuing increase in the number of national advertisers. Sponsorship and advertising revenues amounted to 43% of our net revenues for the year ended December 31, 2004 and 34% of our net revenues for the year ended December 31, 2003.

      Merchandise revenues decreased to $13.1 million for the year ended December 31, 2004, as compared to $15.5 million for the year ended December 31, 2003. This decrease was primarily due to a decrease in sales of wedding supplies through our websites of $2.2 million, or 16%. Merchandise revenue in 2004 has been affected by the leveling of our new membership growth, and we also believe there is further competition developing online with respect to the sale of wedding supplies products. Revenue for the year was further impacted by certain operational difficulties during the first quarter of 2004 affecting customer service performance, which arose from the installation of new warehouse management software at our Redding, California facility. In addition, site performance issues impacted merchandise revenue in May. We have also conducted a review of our wholesale customer base, which accounted for approximately 12% of our wedding supplies revenue in 2004, and we have eliminated a number of marginal accounts. Merchandise revenues amounted to 32% of our net revenues for the year ended December 31, 2004 and 42% of our net revenues for the year ended December 31, 2003.

      Publishing and other revenues increased to $10.7 million for the year ended December 31, 2004, as compared to $8.7 million for the year ended December 31, 2003. Local print revenue increased by $1.4 million due primarily to an increase in advertising pages sold in comparable markets, including revenue associated with the local section of our national magazine, and a small increase in pricing. The increase also included $239,000 due to the timing of publication in one local market. National print revenue derived from The Knot Weddings Magazine increased by $350,000 as a result of the sale of a larger number of advertising pages and an increase in the number of copies sold. National print revenue in 2004 also includes an additional $269,000 in revenue from our Destination Weddings brochure which we distribute directly to our members. Publishing and other revenue amounted to 26% of our net revenues for the year ended December 31, 2004 and 24% of our net revenues for the year ended December 31, 2003.

   Cost of Revenues

      Cost of revenues consists of the cost of merchandise sold, including outbound shipping costs, the costs related to the production of regional magazines and our national magazine, payroll and related expenses for our personnel who are responsible for the production of online and offline media, and costs of Internet and hosting services.

      Cost of revenues decreased to $11.1 million for the year ended December 31, 2004 from $11.7 million for the year ended December 31, 2003. This was primarily due to a decrease in the cost of revenues from the sale of merchandise of $1.0 million for the year ended December 31, 2004, as compared to the year ended December 31, 2003, as a result of lower sales of wedding supplies. This decrease was offset, in part, by an increase in advertising cost of revenue of $212,000 as a result of increased bandwidth costs while publishing and other cost of revenue increased by $235,000 as a result of an increase in national and local print revenue due, in part, to higher advertising pages sold. As a percentage of our net revenues, cost of revenues decreased to 27% for the year ended December 31, 2004, from 32% for the year ended December 31, 2003. The margin improvement resulted primarily from a greater mix of higher margin online sponsorship and advertising revenue. Merchandise margins have decreased in 2004 as a result of higher shipping costs and additional product promotions while publishing margins have improved as a result of the growth of national and local print revenue combined with production cost savings initiatives.

   Product and Content Development

      Product and content development expenses consist primarily of payroll and related expenses for editorial, creative and information technology personnel.

      Product and content development expenses increased to $5.2 million for the year ended December 31, 2004, as compared to $4.2 million for the year ended December 31, 2003. Personnel and related expenses increased by $457,000 due to additional investments in information technology staff. The balance of the increase resulted primarily from additional costs to upgrade computer equipment and expenses associated with our current e-commerce platform project. As a percentage of our net revenues, product and content development expenses increased to 12% for the year ended December 31, 2004, from 11% for the year ended December 31, 2003.

   Sales and Marketing

      Sales and marketing expenses consist primarily of payroll and related expenses for sales and marketing, customer service and public relations personnel, as well as the costs for advertising and promotional activities and fulfillment and distribution of merchandise.

      Sales and marketing expenses increased to $12.1 million for the year ended December 31, 2004, from $11.4 million for the year ended December 31, 2003. In September 2004, we entered into a settlement agreement with America Online, Inc. (“AOL”) with respect to amounts owed to AOL under the Amended and Restated Anchor Tenant Agreement effective July 23, 1999 between The Knot and AOL. As a result of the settlement, we made a cash payment of $1.2 million to AOL, and we reversed the portion of a previously recorded liability to AOL that was in excess of the amount paid for which we recorded a non-cash benefit of $1.2 million as a reduction of sales and marketing expense. Personnel and related costs increased by $862,000 as a result of investments in personnel to better sell our e-commerce product offerings, additional staff at our warehouse and fulfillment center in Redding, California and increases in our customer service and operations staff to support the growth of our local revenue streams. We incurred higher sales commissions of $615,000 in 2004 as a result of increased online advertising and national and local print revenue. Facility costs in Redding, California have increased by $173,000 as a result of the move into our new and expanded warehouse. As a percentage of our net revenues, sales and marketing expenses decreased to 29% for the year ended December 31, 2004, from 31% for the year ended December 31, 2003.

   General and Administrative

      General and administrative expenses consist primarily of payroll and related expenses for our executive management, finance and administrative personnel, legal and accounting fees, facilities costs, insurance and bad debts.

      General and administrative expenses increased to $11.1 million for the year ended December 31, 2004, from $7.5 million for the year ended December 31, 2003. The increase was due to higher legal fees related to our current litigation with WeddingChannel, of $3.0 million. For the year ended December 31, 2004, we also incurred additional recruiting costs of $294,000 for additional senior management and other staff personnel and small increases in several other cost categories. As a percentage of our net revenues, general and administrative expenses increased to 27% for the year ended December 31, 2004, from 20% for the year ended December 31, 2003.

   Depreciation and Amortization

      Depreciation and amortization consists of depreciation and amortization of property and equipment and capitalized software and amortization of intangible assets related to acquisitions.

      Depreciation and amortization decreased slightly to $817,000 for the year ended December 31, 2004, from $858,000 for the year ended December 31, 2003.

   Interest and Other Income

      Interest and other income, net of interest expense, increased to $300,000 for the year ended December 31, 2004, from $102,000 for the year ended December 31, 2003. This increase was primarily the result of higher cash balances available for investment and higher interest rates.

   Provision for Taxes on Income

      For the year ended December 31, 2004, we were subject to income tax expense of $139,000 due to operating income generated in certain states. No federal income tax has been provided as we had a taxable loss for the year.

Liquidity and Capital Resources

      As of March 31, 2006 and December 31, 2005, our cash, cash equivalents and short-term investments amounted to $31.2 million and $29.2 million, respectively. We currently invest primarily in short-term debt instruments that are highly liquid, of high-quality investment grade, and have maturities of less than three months, with the intent to make such funds readily available for operating purposes.

   Operating Activities

      Net cash provided by operating activities was $2.7 million for the three months ended March 31, 2006. This resulted primarily from the net income for the quarter of $1.7 million, depreciation, amortization, non-cash services expense and stock-based compensation of $849,000, a decrease in accounts receivable, net of deferred revenue, of $1.1 million due to improved collection efforts and further credit card usage by local vendors. These sources of cash were offset, in part, by an increase in inventory of $163,000 in anticipation of higher seasonal sales of wedding supplies in the second and third quarters and an increase in other assets of $892,000. Net cash provided by operating activities was $637,000 for the three months ended March 31, 2005. This resulted from the net income for the period of $409,000, depreciation and amortization of $281,000 and a decrease in accounts receivable, net of deferred revenue, of $632,000 due to improved collection efforts and further credit card usage by local vendors. We also reduced our merchandise inventory balance by $113,000. These sources of cash were offset, in part, by a decrease in accounts payable and accrued expenses of $910,000, primarily related to payments for legal services.

      Net cash provided by operating activities was $7.0 million for the year ended December 31, 2005. This resulted primarily from the net income for the year of $4.0 million, depreciation, amortization, non-cash services expense and stock-based compensation of $2.0 million, a decrease in accounts receivable, net of deferred revenue, of $247,000 due to improved collection efforts and further credit card usage by local vendors and an increase in accounts payable and accrued expenses of $1.3 million. These sources of cash were offset, in part, by an increase in inventory of $211,000. Net cash provided by operating activities was $1.2 million for the year ended December 31, 2004. This resulted primarily from the net income for the year of $1.3 million, depreciation and amortization of $817,000 and a decrease in accounts receivable, net of deferred revenue, of $750,000 due to improved collection efforts and an increase in credit card usage by local vendors and, in part, due to the timing of billings for local print advertising. These sources of cash were offset by an increase in merchandise inventory of $216,000 and a decrease in accounts payable and accrued expenses of $1,582,000. In September 2004, we entered into a settlement agreement with AOL with respect to amounts owed to AOL under the Amended and Restated Anchor Tenant Agreement effective July 23, 1999 between The Knot and AOL. As a result of the settlement, we made a cash payment of $1.2 million to AOL, and we reversed the portion of a previously recorded liability to AOL that was in excess of the amount paid for which we recorded a non-cash benefit of $1.2 million in the third quarter of 2004.

   Investing Activities

      Net cash used in investing activities was $2.6 million for the three months ended March 31, 2006 due primarily to purchases of property, equipment and software of $1.1 million and purchases of short-term investments, net of proceeds from sales, of $1.5 million. Net cash used in investing activities was $1.2 million for the three months ended March 31, 2005 and consisted primarily of purchases of property, equipment and software of $861,000 and cash paid for the acquisition of the business and assets of GreatBoyfriends LLC of $621,000 offset, in part, by proceeds from the sale of short-term investments, net of purchases, of $300,000. We currently believe that purchases of property and equipment for the calendar year ended December 31, 2006 will increase to between $3.0 million and $3.5 million as a result of the planned acquisition of additional computer hardware and software to establish secondary back-up systems in connection with the development of a formal disaster recovery plan and due to leasehold improvements to be made at our Omaha facility.

      Net cash provided by investing activities was $5.8 million for the year ended December 31, 2005 and consisted primarily of proceeds from the sale of short-term investments, net of purchases, of $8.0 million offset, in part by purchases of property and equipment of $1.6 million and cash paid for the acquisition of the business and assets of GreatBoyfriends LLC of $621,000. Net cash used in investing activities was $1.1 million for the year ended December 31, 2004 and consisted primarily of purchases of property and equipment. We currently believe that purchases of property and equipment for the calendar year ended December 31, 2006 will increase to between $2.5 million and $3.0 million as a result of the planned acquisition of additional computer hardware and software to establish secondary back-up systems in connection with the development of a formal disaster recovery plan.

   Financing Activities

      Net cash provided by financing activities was $401,000 and $499,000 for the three months ended March 31, 2006 and 2005, respectively, primarily due to proceeds from the issuance of common stock in connection with the exercise of stock options and through our Employee Stock Purchase Plan.

      Net cash provided by financing activities was $1.3 million and $506,000 for the years ended December 31, 2005 and 2004, respectively, primarily due to proceeds from the issuance of common stock in connection with the exercise of stock options and purchases of stock through our Employee Stock Purchase Plan.

      Through March 31, 2006, we have reserved all future tax benefits resulting from tax deductions in excess of recognized stock-based compensation expense and, accordingly, we have not reflected any such benefits in our consolidated statements of cash flows.

   General

      We have only achieved operating income in recent periods, and we have an accumulated deficit of $40.5 million as of March 31, 2006. We believe that our current cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for the foreseeable future. This expectation is primarily based on internal estimates of revenue growth, as well as continuing emphasis on controlling operating expenses. However, there can be no assurance that actual costs will not exceed amounts estimated, that actual revenues will equal or exceed estimated amounts, or that we will sustain profitable operations, due to significant uncertainties surrounding our estimates and expectations.

Contractual Obligations and Commitments

      We do not have any special purposes entities or capital leases, and other than operating leases, which are described below, we do not engage in off-balance sheet financing arrangements.

      In the ordinary course of business, we enter into various arrangements with vendors and other business partners principally for magazine production, inventory purchases, host services and bandwidth.

      As of March 31, 2006, we had no material commitments for capital expenditures.

      As of March 31, 2006, we had commitments under non-cancelable operating leases amounting to approximately $4.6 million.

      As of March 31, 2006, other long term liabilities of $494,000 substantially represented accruals to recognize rent expense on a straight-line basis over the respective lives of three of our operating leases under which rental payments increase over the lease periods. These accruals will be reduced as the operating lease payments, summarized in the table of contractual obligations below, are made.

      Our contractual obligations as of March 31, 2006 are summarized as follows:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt	$153	$47	$106	$—	$—
Operating leases	4,622	953	1,762	1,297	610
Purchase commitments	1,648	1,080	568	—	—

Total	$6,423	$2,080	$2,436	$1,297	$610

Seasonality

      We believe that the impact of the frequency of weddings from quarter to quarter results in lower merchandise revenues in the first and fourth quarters.

Quantitative and Qualitative Disclosures about Market Risk

      Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market rate or price risks.

      We are exposed to some market risk through interest rates related to the investment of our current cash, cash equivalents and short-term investments of approximately $31.2 million as of March 31, 2006. These funds are generally invested in highly liquid debt instruments. As such instruments mature and the funds are re-invested, we are exposed to changes in market interest rates. This risk is not considered material, and we manage such risk by continuing to evaluate the best investment rates available for short-term, high quality investments.

      We have no activities related to derivative financial instruments or derivative commodity instruments, and we are not currently subject to any significant foreign currency exchange risk.

BUSINESS

Overview

      The Knot is a leading lifestage media company targeting couples planning their weddings and future lives together. We commenced operations in May 1996. Our principal website, www.theknot.com, is the most trafficked wedding site online, and offers extensive wedding-related content and shopping, and an active community. The Knot also provides wedding content to MSN and Comcast. We publish The Knot Weddings Magazine, which features editorial content and a shopping directory format which covers every major wedding planning decision and is distributed to newsstands and bookstores across the nation. We also publish The Knot Weddings regional magazines in 15 markets in the United States and The Knot Real Weddings in two additional local markets.

      In November 2004, we launched The Nest, www.thenest.com, the first online destination for the newly married audience. In January 2005, we acquired the business and assets of GreatBoyfriends LLC including the websites www.greatboyfriends.com and www.greatgirlfriends.com, which are referral-based online dating services supported by subscriptions. We also author books on wedding-related and newlywed-related topics. We are based in New York and have several other offices across the country.

Recent Developments

   Pending Merger with WeddingChannel

      On June 5, 2006, we announced that we entered into a definitive Merger Agreement with WeddingChannel, a privately-held provider of wedding planning and gift buying services. For more information about the Merger, see “Pending Merger with WeddingChannel.”

      Similar to The Knot, WeddingChannel offers comprehensive wedding-planning content and interactive tools, and allows couples to manage gift registries for purchases from the nation's largest retailers and to pre-reserve hotel rooms from numerous properties worldwide. WeddingChannel's online wedding registry system searches registries from retailers and resort groups, including Macy's, Bloomingdale's, Tiffany & Co., Crate & Barrel, Neiman Marcus, Williams-Sonoma, Pottery Barn, The Home Depot, JCPenney, Starwood Hotels, Sandals Resorts and others. WeddingChannel also operates a bridal fashion trade show.

      The Knot believes that there are numerous benefits that will result from the Merger with WeddingChannel, including, among others, the following:

•	We believe that our ability to compete effectively in the various markets in which we operate will be enhanced once the Merger is completed.

•	We believe that the two businesses have complementary strengths. Specifically, WeddingChannel's strengths in wedding registries and registry services complement The Knot's strengths in online and offline advertising and media.

•	We believe that the combined company will have access to a large majority of couples preparing for their wedding and will enable us to expand our reach into our target audience.

•	We believe that the combined company will represent a more effective marketing resource for advertisers and will enable us to promote the various online and offline properties in a coordinated fashion, which should enable us to capture additional revenue opportunities.

•	We believe that the combined company will benefit from operational efficiencies and cost savings that we expect to be able to achieve once the Merger is completed.

   Private Placement

      On July 10, 2006, The Knot, Inc. issued and sold 2,750,000 shares of its common stock in a private placement (the “Private Placement”) to three institutional investors at a price of $18.25 per share. The proceeds from the Private Placement will be used for general corporate purposes, including working capital and capital expenditures. The shares of common stock sold by The Knot in the Private Placement were not registered under the Securities Act of 1933. On July 20, 2006, The Knot filed a shelf registration statement covering resales of the common stock by the institutional investors who purchased shares in the Private Placement.

   Acquisition of “the lilaguide”

      On July 25, 2006, The Knot announced that it had acquired “the lilaguide”, a collection of localized pocket-sized, for-parents-by-parents guidebooks on all-things babies, for approximately $2.0 million, consisting of cash paid and liabilities assumed. The acquisition of “the lilaguide” represents The Knot's first step into the business of catering to the needs of first-time parents.

   Results for Second Quarter and First Six Months of 2006

      On July 27, 2006, we announced the following results, which are preliminary and unaudited, for the three and six months ended June 30, 2006:

      For the second quarter ended June 30, 2006, we had net revenues of $17.7 million, an increase of 31% from net revenues of $13.6 million for the second quarter of 2005. All three of our revenue streams contributed to the gains, led by local and national online advertising revenue which was up 38% over the prior year. Publishing and other revenues rose by 30% and merchandise revenue increased by 20% over the prior year.

      Net income for the second quarter of 2006 was $3.9 million, or $0.17 per basic and $0.15 per diluted share, as compared to $1.3 million, or $0.06 per basic and $0.05 per diluted share, in 2005. Professional fees related to our litigation with WeddingChannel.com, which were $1.6 million in the second quarter of 2005, were minimal in the second quarter of 2006. On January 17, 2006, a stay was entered in connection with this litigation, for a period of not less than 60 days, upon the joint request of the parties. The stay has continued to remain in effect.

      For the six months ended June 30, 2006, we had net revenues of $32.5 million and net income of $5.6 million or $0.24 per basic and $0.22 per diluted share as compared to net revenues of $25.5 million and net income of $1.7 million or $0.08 per basic and $0.07 per diluted share in 2005.

Industry Background

   The Wedding Industry

      Each year, approximately 2.2 million couples get married in the United States. According to an independent research report, the domestic wedding market generates approximately $72 billion in retail sales annually, including gifts purchased from couples' registries. Presumed to be a once-in-a-lifetime occasion, a wedding is a major milestone event and, therefore, consumers tend to allocate significant budgets to the wedding and related purchases. The average amount spent on a wedding in the United States is approximately $22,000, excluding the honeymoon.

      Planning a wedding can be a stressful and confusing process. Engaged couples must make numerous decisions and expensive purchases. A typical wedding requires decisions and planning relating to bridal registries, invitations, wedding gowns and wedding party attire, wedding rings, photographers, music, caterers, flowers, honeymoons and more. In addition to the number of decisions faced by engaged couples, the fixed date and the emotional significance of the event intensify the stress. For the majority of engaged couples, the process of planning a wedding is an entirely new one. They do not know where to find the necessary information and services, how much services or goods should cost or when decisions need to be made. These planning decisions are further complicated because many couples choose to have their weddings in locations other than where they live. Researching and soliciting local wedding services from distant locations without traveling and making an enormous time commitment is extremely difficult. Today's to-be-weds are seeking reliable resources and information to assist in their planning and purchase decisions.

      Vendors and advertisers highly value to-be-weds as a consumer group. Replenished on an annual basis, wielding substantial budgets and facing a firm deadline, engaged couples are ideal recipients of advertisers' messages and vendors' services and products. During the year prior to and the year following a wedding, the average couple will make more buying decisions and purchase more services and products than at any other time in their lives. The challenges and obstacles that engaged couples face make them especially receptive to marketing messages.

      The wedding market also represents significant opportunities for the retail industry. Engaged couples receive gifts from an average of 165 guests, most of whom are spending between $70 and $100. Because items are selected by the engaged couple but paid for by their guests, price sensitivity is minimal and registry products are rarely discounted by retailers. Registry for products in all categories has grown, prompting many national retailers–previously without registries–to enter the gift registry market. Weddings also generate substantial revenues for travel services companies. Honeymoon travel generates an estimated $5.0 billion annually.

   The Internet and the Wedding Industry

      To-be-weds are seeking a comprehensive resource to assist in their preparation and planning for a wedding. Because of its global reach and capacity to transmit information rapidly, the Internet represents an ideal medium over which to-be-weds can easily access information and communicate with the widely-dispersed providers of local wedding resources.

      According to studies done by the Fairchild Bridal Group, Statistics, the median age was 27 for first-time brides and 29 for first-time grooms, placing them in the demographic age group, 18 to 34 years, which currently comprises approximately 34% of all Web users. As Internet use continues to increase, engaged couples are turning to online resources as the first place they look for wedding products, information and registry services. A USA Today poll found that 80% of the more than 2 million couples that married in 2001 used the Internet to help plan their wedding. Recognizing this trend, traditional providers of wedding resources are offering their services and products online. Like their offline equivalents, however, these online offerings are single-service/product focused. To-be-weds continue to search for a comprehensive solution to their information, planning and purchasing needs at a single destination.

The Knot Services

      We offer both online and offline services to the wedding market. Our services include:

   Online Services

      Relevant Wedding Content. Weddings are information-intensive events requiring extensive research, planning and decision-making. Our website, www.theknot.com, attracts and retains a loyal user base by providing creative ideas, up-to-date information and useful resources to assist in the process of planning a wedding. The site provides future brides and grooms with a searchable database that draws on thousands of articles on weddings, including planning advice, etiquette, Q & A, real wedding stories, tips on getting engaged, fashion, beauty, grooms, the wedding party and honeymoons. Each of the channels offers articles, ideas and hundreds of photo slideshows covering a wide range of styles, perspectives, budgets, traditions and ethnicities.

      Interactive Tools. The “My Knot” area on the website organizes a member's profile information, interactive tool results, online notebook, local resources and local message-boards, allowing him or her to easily access all of the couple's wedding planning information in one place. The numerous interactive wedding planning tools include wedding checklists, a budgeter, a guest list manager, personal wedding web pages and an online notebook, which may store favorite gowns, articles, photos, vendors, honeymoons, wedding supplies and other planning information. After a couple's wedding day, these personalized tools are automatically converted on our website, www.thenest.com, to help them organize the building of their lives together. The guest list manager is used to track thank you notes, their web page is used to post wedding photos or pictures of their honeymoon or new home, and couples get an entirely new checklist and budgeter to help them organize their newlywed to do's and finances.

      Directed Search. The Knot website offers specific tools to assist in the shopping for key elements of a wedding. The Gowns area of the site is a searchable bridal gown database with more than 20,000 gown images from over 200 designers plus searchable databases for bridesmaids, mother-of-the-bride and flower girl dresses, bridal accessories including headpieces, shoes and purses, engagement and wedding rings and tuxedos. The site also offers search tools for honeymoon resorts, jewelry and tabletop products. Because the tool results are paid inclusions, the content is thorough, detailed and up-to-date.

      Extensive Local Resource Listings. The Local Resource areas on The Knot websites provide access to the local wedding market through 67 online city and regional guides that host profiles for over 13,000 local vendors, such as reception halls, bands, florists and caterers. Each local city guide provides a listing of the area's marriage license offices and upcoming bridal shows, a question and answer section with a local wedding expert and local message-board, where to-be-weds can discuss vendors in their market. Region-specific articles on many wedding topics including real wedding stories about local couples are also featured in the city guides. Through our local market expansion, we are able to influence many of the wedding-related decisions and purchases made on the local level.

      Active Membership and Community Participation. The Talk areas on The Knot websites generate a high degree of member involvement through chats, message boards and personalized interactive services. Women who are planning their wedding actively seek forums to exchange ideas and ask questions. We encourage and promote active participation within our online community. The Knot community features 24-hour chat rooms which allow our members to interact with other couples, as well as our own experts, on wedding planning and newlywed issues. In addition to being topic-specific, the message boards can be regionalized, so a member can seek advice from other members in the same geographical area. Other interactive services allow users to prepare and modify their wedding budget, compile and manage their guest list and create personalized checklists and Web pages.

      User Generated Content. Through blogs, directed message-boards, and photo posting features, The Knot users generate vast amounts of user-generated content of unique interest to our audience. Recent brides post wedding photos, vendor reviews and their own wedding advice for future brides to use. Recent home purchasers post home-buying stories, before and after photos, and photos of their own home décor ideas. Pregnant women post chronicles of their pregnancies, photos of their nurseries and stories of their newborns at key developmental stages.

      Informative E-mail. Members of The Knot subscribe to newsletters and e-mail updates, many of which are targeted with specific information for the stage where these members are in their wedding planning process. Other newsletters and e-mails are focused on specific topics, such as honeymoon deals. Personalized e-mails containing relevant local information or offers such as upcoming bridal events or dress sample sales are also a key part of this service.

      We recognize the importance of maintaining confidentiality of member information, and we have established a privacy policy to protect personal information. Our current privacy policy is set forth on our sites, and we are a licensee of the TRUSTe Privacy Program. Our policy is not to share any member's personal identifying information with any third party without the member's permission, but we may share aggregated information about our members with other pre-screened organizations who have specific direct mail product and service offers we think may be of interest to our members. We may share aggregated member information with third parties, such as zip code or gender. In addition, we may use information revealed by members and information built from user behavior to target advertisements, content and e-mail.

      Convenient, Comprehensive Shopping Experience. The Knot integrates informative content with shopping services, which include a comprehensive array of attendant gifts, favors and supplies that relate to the wedding itself. We sell wedding supplies direct to consumers through our integrated shopping destination, The Knot Wedding Shop. This online store offers over one thousand products, including disposable cameras, wedding bubbles and bells, candy and cookies, ring pillows, toasting flutes, reception decorations, table centerpieces, goblets and glasses, garters and unity candles. These highly specialized items are often difficult to find through traditional retail outlets, and the purchase of these items is often left to the last minute. We offer personalization options for many of our wedding supplies such as toasting glasses, cake servers, napkins, ribbon and wedding attendant gifts and favors. We have our own line of Knot-branded wedding supplies called The Knot Wedding Collections and our own line of wedding-themed apparel. The Knot Wedding Collections, which can be personalized as well, include ring pillows, flower girl baskets, guest books and pens. Our exclusive “To Be Wed Wear” apparel includes tees, tanks, hats, sweats and intimates, enabling the bride to wear her status in style. Consumers can place orders online, through a toll-free number, fax or via mail, 24-hours a day.

      In 2005, The Knot launched ShopForWeddings.com. ShopForWeddings.com is our separate online store for wedding supplies, which we developed in order to attract additional users and generate further revenues. We fulfill all retail wedding supplies orders from our Redding, California facility.

      Registry Services. The Knot Gift Registry Center offers a large selection of china, crystal and flatware through our partnership with Michael C. Fina. Through a partnership with Target Corporation, Target Club Wedd is our premier registry provider allowing our members easy access to Target Club Wedd's extensive registry assortment. In partnership with Gifts.com, The Knot also offers a Registry Finder Service which searches multiple registries at top retailers nationwide, allowing couples and guests to find all their registries in one location. This service is integrated into The Knot mainscreen, The Knot Registry Center, and couples' personal wedding webpages.

      Broadband Video Content. The Knot TV is a 24/7 stream of The Knot's wedding content in video form, from shows about choosing the most creative cake to tips on hiring the best videographer, to honeymoon hotspots and to real weddings across the country. The Knot TV On Demand is where brides can choose from dozens of bridal fashion runway shows to watch when they want, including shows on the latest trends in dresses, silhouettes, necklines, and accessories. Our quality video content is also distributed to MSN.com video and Comcast Cable onDemand.

      Sister Sites and Services. The Knot owns and operates additional smaller websites that offer unique services of interest to our core audience of engaged couples. In spring 2006, we acquired WeddingTracker.com and Wed-o-rama.com, fee-based services that provides personal wedding webpages and wedding planning tools to brides and grooms.

GreatBoyfriends.com is a referral based dating site, containing profiles of available singles written by their recommending friends. PromSpot.com provides ideas, dress directories, and local listings of interest to teens going to prom. PartySpot.com is a local listing-focused site servicing families planning large life-event parties such as bar mitzvahs, anniversary and engagement parties, quinceneras, sweet sixteens, and graduations.

   Offline Services

      The Knot Weddings Magazine. We publish The Knot Weddings Magazine semiannually. This 800 plus page national publication is a comprehensive, searchable shopping guide providing directories of wedding gowns, fine jewelry, china, home products, invitations, wedding supplies, honeymoon packages and local wedding vendors. The gown section, which features over 900 dresses from the industry's top designers, is organized alphabetically by designer, and each gown image includes essential information that is not found in other bridal magazines—the price range, a detailed description, a directory of store listings, and a coordinating URL that directs readers to The Knot website for additional dresses by the same designer. Also featured are an extensive array of photos of wedding party attire and accessories, including bridesmaid, mother-of-the-bride and flower girl dresses, veils, shoes, and tuxedos. Understanding the importance of localized wedding-planning information, we include a unique tool in the magazine—the local resource directory. Brides can comb through over 1,200 detailed local vendor listings of photographers, reception halls, florists, caterers, entertainers and other wedding vendors providing the services and products required for their weddings. We sell The Knot Weddings Magazine through newsstands and bookstores and on our website.

      The Knot Local Wedding Magazines. We publish regional wedding magazines in 17 markets in the United States, most under the title The Knot Weddings and two under the title The Knot Real Weddings. Published semiannually, The Knot's regional magazines combine national editorial content with up-to-date, region-specific information, including sections featuring real weddings within the market, making these publications a must-have wedding planning companion for engaged couples.

      The Knot Book Series. We offer a library of up-to-date wedding books, authored by Carley Roney and published by Random House and Chronicle Books. Our first three-book planning series published by Broadway Books, features extensive information on everything a bride and groom needs to know when planning their wedding and includes worksheets, checklists, etiquette and answers to frequently asked questions. Our gift book series, published by Chronicle, includes popular titles The Knot Book of Wedding Gowns, The Knot Book of Wedding Flowers, The Knot Bride's Journal, as well as our recent additions The Knot Guide for the Mother of the Bride—guiding mothers through every step of the process from dress shopping to the bridal shower—and The Knot Guide for the Groom, a handbook that takes guys step-by-step through the modern grooms' duties.

      In March 2006, we signed a new three-book deal with Clarkson Potter, a division of Random House. The first title in this series, The Knot Guide to Destination Weddings, which will provide planning advice on this popular wedding style, will be published in January 2007. The two other books in the series will be published in 2008 and 2009.

      The Nest Magazine. In July 2006, we will publish and distribute the first issue of our new lifestyle magazine, The Nest from The Knot. This four-color, glossy publication features articles of interest to recently married couples—buying a home, managing your money, decorating ideas, easy weekday dinners, relationship advice, and more. A new issue of this controlled circulation publication will be distributed to appropriate members of The Knot audience on a quarterly basis.

      The Nest Book Series. In March 2006, we signed a four-book deal for The Nest brand with Clarkson Potter, a division of Random House. The first book in the series, The Nest Newlywed Handbook, will be published in September 2006. This book goes in depth on the topics of interest to the newlywed from changing your name to deciding how to divide up the daily chores. The second title, a four-color, photo-filled book, The Nest New Home Handbook, is expected to publish in November 2007.

   Integrated Marketing Programs

      We provide national and local advertisers with targeted access to couples actively seeking information and advice and making meaningful spending decisions relating to all aspects of their weddings. We also offer advertisers and sponsors an opportunity to establish brand loyalty with first-time purchasers of many services and products.

      Online Advertising Programs. Editorial content and advertising are often integrated on our site, providing extensive contextual advertising opportunities for our clients. For example, an article about wedding rings might feature an advertisement for a jeweler or a special area on beauty may feature a sponsored tip by a consumer products company. In addition to traditional banners and text links, we offer custom-developed marketing programs that offer special features, including interactive tools. Companies can also enter into arrangements to exclusively sponsor entire editorial areas or special features. We also conduct market research on behalf of advertisers by surveying our audience. We may offer sponsors additional online promotional events such as a sweepstakes, lead generation programs, or inclusion of their special offers in our membership gateway. In addition, we now offer national advertisers the opportunity to sponsor content on The Knot TV, a streaming video channel that broadcasts 24/7 on our website. Advertisers can promote their products and services through commercials or custom-created programs that give the advertiser contextual placement while delivering brand messages.

      Cross Platform Advertising Programs. With The Knot's publication of 17 regional magazines and the national publication The Knot Weddings Magazine, we have expanded the scope of the integrated marketing programs we offer to our online advertisers to include many offline features. For example, a program for an online sponsor could also include regional or national print advertising or customized inserts in our magazines. We have designed category specific standardized advertising programs in The Knot Weddings Magazine for Jewelry, Health and Beauty, Tabletop, Invitations, Retail, Home, Finance and Travel. These programs allow a broad range of advertisers in these categories to gain targeted national exposure through a combination of our online programs and the national magazine.

      Targeted Direct Marketing Opportunities. Given that The Knot members provide their name, address, e-mail address and wedding date, we are able to provide our advertising clients with uniquely targeted direct marketing opportunities. Clients can send messages through The Knot e-mail lists that are targeted by location and/or targeted to a specific stage in a couple's wedding planning timeline.

      Local Advertising Programs. Over 13,000 local businesses currently advertise with The Knot. The Knot offers several tiers of cost-effective advertising programs in The Knot products online, in print, and via e-mail. Vendors can supplement their print advertisements with profiles and sponsorship badges within their appropriate online city guide, and they can also reach their markets through targeted local newsflash e-mails. Also, we offer programs to local vendors that include advertising placement in our national magazine.

WeddingChannel Services

      If and when we complete our pending Merger with WeddingChannel, WeddingChannel's services will be added to those of The Knot. WeddingChannel's services include:

      Wedding Planning Content. WeddingChannel's website offers articles, ideas and photo slideshows covering a wide range of topics and products. The site is designed to assist in the process of planning a wedding by featuring planning advice, etiquette, tips on getting engaged, and articles on fashion, beauty, advice for grooms, advice for the wedding party and honeymoons destination information.

      Convenient, Comprehensive Registry Shopping Experience. WeddingChannel offers couples and their guests one place to view all their gift registries via its registry system that searches approximately 1.5 million registries from its many retail partners including Macy's, Bloomingdale's, Tiffany & Co., Crate & Barrel, Neiman Marcus, Williams-Sonoma, Pottery Barn, The Home Depot, JCPenney, Starwood Hotels, Sandals Resorts and others.

      Interactive Tools. WeddingChannel features budget worksheets, checklists for everyone from the Best Man to the Mother of the Bride and planning calendars with built in e-mail alerts. A Scrapbook feature allows a user to save images of dresses, cakes and hairstyles and get assistance from the Dress Finder, which allows users to create a virtual model based on the shape of their own body. A guest list manager is available for keeping track of RSVPs, gifts and seating. Brides can create password-protected wedding web pages for guests to view wedding plans or engagement details.

      Directories. WeddingChannel's website offers specific tools similar to directed search applications on The Knot that assist the consumer in shopping for key elements of a wedding. The Gowns area of the site is a searchable bridal gown database plus searchable databases for bridesmaids, mother-of-the-bride and flower girl dresses, bridal accessories including headpieces, shoes and purses, engagement and wedding rings and tuxedos. The site also offers search tools for honeymoon resorts and jewelry.

      Local Resource Listings. The Local Resource area on WeddingChannel's website provides access to the local wedding market through online city and regional guides that host profiles of local vendors, such as reception halls, bands, florists and caterers.

      Community Participation. WeddingChannel hosts a series of message boards that cover a wide range of topics. Word of mouth advice is a primary source of valuable information for engaged couples. As with the Talk area on The Knot, the message boards on WeddingChannel's website generates a high degree of user activity and interaction.

The Knot Strategy

      Our strategy is to expand our position as a leading lifestage media company providing comprehensive planning and other information, services and products to couples planning their weddings and future lives together. Key elements of our business strategy include the following:

      Increase Market Share and Leverage Assets. Acquiring companies or services that are complementary to our business will increase our leverage with advertisers in the marketplace as well as our ability to satisfy our customers. The completion of the pending merger with WeddingChannel will significantly increase our market share and provide us additional opportunities to leverage our core assets of our audience and local and national sales forces. WeddingChannel's registry offerings will also enhance the service we are able to provide our engaged couples and their wedding guests. We have also acquired and created other small properties to leverage the services to clients and the technologies we have developed. Recent acquisitions of WeddingTracker.com and Wed-o-rama.com allows us to offer our engaged couples premium personal wedding webpage design and hosting for a fee. Our recent launch of PartySpot.com leverages our local sales force and their vendors to provide local party planning information and resources to families hosting rehearsal dinners, proms, bar mitzvahs, sweet sixteens and graduation parties.

      Build On Our Strong Brand Recognition. Maintaining The Knot's strong brand position is critical to attracting and expanding both our online and offline user base and securing a leading position in the bridal market.

      Aggressive public relations outreach is a key tool we use to promote The Knot brands. In the last year, Carley Roney, our editor-in-chief and lead wedding expert, appeared on more than 30 national and local television programs, including NBC's TODAY, ABC's The View, Live with Regis & Kelly, Good Morning America, CBS's The Early Show, VH1, CNN Headline News, Inside Edition and Fox News Report. Carley's presentations cover a variety of wedding and newlywed topics from the latest trends in wedding fashions to how to host your first holiday, all of which relate to information or services available on our sites. In addition, Carley and our other editors are frequently consulted for their wedding expertise by the nation's top print publications including The New York Times, Wall Street Journal, USA Today, InStyle, Vogue and Cosmopolitan.

      Content distribution deals are another effective tool in our brand building. The Knot's brands gain high visibility through content distribution deals with online and offline channels. Notably, The Knot is the premier wedding content provider to online portal MSN.com. MSN's Wedding Guide content is branded with The Knot logo and links drive users back to TheKnot.com. Additionally, we provide PromSpot and The Nest content to MSN.com for specials on those topics. MSN features The Knot, Nest, and PromSpot content on their highly-trafficked main screen from time-to-time, further driving awareness and clicks to The Knot family of websites. Offline, newspaper syndication deals through Scripps Howard New Service and Knight Ridder publish branded content from The Knot and The Nest in newspapers nationwide.

      The Knot's own branded television miniseries, “Real Weddings from The Knot,” premiered on the Oxygen Network in January 2003 expanding the awareness of our brand and services to a broad national audience. The Knot collaborated with Oxygen in the creation and production of the series, which followed couples planning through their wedding process in the weeks leading up to their nuptials. In January 2004, we debuted a wedding gown fashion program called “Bridal Fashion Exclusive from The Knot” also on Oxygen, along with a second series of “Real Weddings from The Knot”. In January 2006, Oxygen aired five new episodes of Real Weddings and two bridal fashion programs. Past episodes of Real Weddings continue to air every weekend.

      Distribution on new media platforms is another key effort in our brand building. In August 2004, The Knot partnered with Comcast, the nation's leading cable and broadband provider, to launch “The Knot Weddings,” the first-ever all-weddings Video-on-Demand service. Featuring several hours of wedding-related programming, “The Knot Weddings” provides Comcast cable customers with 24/7 access to wedding-related television programming, from bridal fashion runway shows and wedding style specials to episodes of “Real Weddings from The Knot.” The Knot also remains the exclusive wedding content provider to Comcast High Speed Internet portal.

      We are aggressively increasing our brand awareness to businesses at the local level through our regional magazines and the expansion of our in-depth online city guides. Our local advertising sales force supports The Knot brand through participation in local wedding professional associations and appearances at local bridal events. At the same time, we are taking advantage of the cross-promotional opportunities that the print publications afford our online properties and services.

      Capitalize on Multiple Revenue Opportunities. We intend to use the size and favorable demographics of our online and offline communities to continue to grow our existing multiple revenue streams within the wedding space and beyond. We are focused on providing our sponsors and advertisers with targeted access to couples actively seeking information and making purchase decisions. We maximize our advertising revenues by offering targeted marketing opportunities to both our national advertising sponsors and local vendors through the integration of advertising with editorial content on our site and in our magazines. With the addition of category specific advertising programs to our customized marketing campaigns, we have broadened the group of potential advertisers and sponsors who can benefit from targeting The Knot's audience. We have continued to expand the number of specific programs available to local vendors. Our efforts to attract advertisers are supported by a national sales force in New York and by a local sales force of over 50 people positioned in markets around the United States.

      Leverage our Relationship with our Audience. We believe a large and active membership base is critical to our success. Membership enrollment is free; and our members enjoy the use of personal Web pages, message boards, budgeting and planning tools, wedding checklists and wedding fashion and honeymoon searches. New membership growth has leveled off in recent years. We enrolled approximately 1.1 million and 1.0 million new members in 2004 and 2005, respectively. During the first six months of 2006, we were enrolling an average of approximately 3,400 new members per day. Our priority in the wedding space is to increase member usage through our content and product offerings, additional interactive premium services, active community participation and strategic relationships.

      Expansion into other Life Stages and Services. With the launch of our new website, www.thenest.com in November 2004, we are now extending our relationship with our core membership base and providing access to additional services and products relevant to newlyweds and growing families. In the first years of marriage, Nest members will spend even more than they did on their weddings and on a far broader array of services and products when they buy and set up homes, get their financial lives in order and start building families.

      TheNest.com leads The Knot newlyweds through this time of their lives with informative articles, step-by-step guides, photo slideshows, checklists and tools to help in all aspects of setting up their lives from decorating their home to planning to have a baby. The information from the interactive planning tools on TheKnot.com is converted for use during the newlywed period. The guest list manager becomes the family contacts manager, the wedding web page becomes the new home page and the checklist adds the legal and practical tasks to be handled in the first year of marriage. Information can be targeted to a user's geography or timeline by using the membership information that we have on hand.

      We are developing The Nest brand in the same manner we built The Knot brand. The first magazine from The Nest will be distributed in August and the first of four books under The Nest brand will be published in September, resulting in increased consumer awareness of the brand. Strategically, The Nest allows us to expand the base of potential advertisers beyond those that are endemic to the bridal industry without having to attract a new audience.

      Becoming parents for the first time is another major life change for young married couples, and we believe there will be an opportunity to continue serving our audience as they enter this next significant life stage. In the fourth quarter of 2005, we embarked on two new initiatives in the baby space creating a private label personalized baby product store and a co-branded personalized baby product boutique with two strategic partners through which we expect to derive additional merchandise revenue. These partnerships also allow us to leverage our existing merchandising facility and our expertise in personalization and fulfillment.

      We have also created or acquired other small properties to leverage the clients and technologies we have developed and broaden the complementary services we offer. In January 2005, we acquired the business and assets of GreatBoyfriends LLC including the websites www.greatboyfriends.com and www.greatgirlfriends.com. These websites offer referral-based online dating services supported by subscriptions. We believe our bridal community represents a motivated group that will take advantage of these unique services to post recommendations and pictures on behalf of their single acquaintances. In addition, our internally developed sites, PromSpot.com and PartySpot.com, provide party planning information to teens and their parents who are hosting proms, bar mitzvahs, sweet sixteens and graduation parties. Fashion listings, local party resource directories and beauty and planning advice are easily retrofitted from TheKnot.com to provide a robust resource for this underserved market.

Competition

      The Internet advertising and online wedding markets are rapidly evolving and intensely competitive, and we expect competition to intensify in the future. There are many wedding-related sites on the Internet developed and maintained by online content providers. Retail stores, manufacturers, wedding magazines and regional wedding directories also have online sites which compete with us for online advertising and merchandise revenue. We expect competition to increase because of the business opportunities presented by the growth of the Internet and e-commerce. Competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry in our market.

      We also face competition for our services from bridal magazines. Bride's and Modern Bride, both published by Condé Nast, are the two dominant bridal publications in terms of revenue and circulation.

      We believe that the principal competitive factors in the wedding market are brand recognition, convenience, ease of use, information, quality of service and products, member affinity and loyalty, reliability and selection. As to these factors, we believe that we compete favorably. Our dedicated editorial, sales and product staffs concentrate their efforts on producing the most comprehensive wedding resources available.

      Generally, many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources and high name recognition. Therefore, these competitors have significant ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly than we can to new or emerging technologies and changes in Internet user requirements and to devote greater resources than we do to the development, promotion and sale of services. There can be no assurance that our current or potential competitors will not develop services and products comparable or superior to those developed by us or adapt more quickly than we do to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would materially and adversely affect our business, results of operations and financial condition.

Infrastructure, Operations and Technology

      Our technology infrastructure provides for continuous availability of our online services. There are three major components to our online services comprised of our Web, domain name service (“DNS”) and Database servers. Our Web and DNS servers are fully redundant and allow for the failure of multiple components. We have multiple Database servers serving various parts of our site allowing us to section parts of the site for maintenance and upgrades.

      Our operation is dependent on the ability to maintain our computer and telecommunications system in effective working order and to protect our systems against damage from fire, theft, natural disaster, power loss, telecommunications failure or similar events. Our system hardware is co-located at Globix Corporation's New York, New York data center; and our operations depend, in part, on Globix's ability to protect its own systems and our systems from similar unexpected adverse events. Globix provides us with auxiliary power through the use of battery and diesel generators in the event of an unexpected power outage. We maintain multiple backups of our data, thus allowing us to quickly recover from any disaster. Additionally, at least once a week, copies of backup tapes are sent to off-site storage.

      We do not presently have any secondary “off-site” systems or a formal disaster recovery plan, although we currently expect to have such a secondary “off-site” system in place and functional by the end of the third quarter of 2006.

      Regular capacity planning allows us to upgrade existing hardware and integrate new hardware to react quickly to a rapidly expanding member base and increased traffic to our sites. We generally experience virtually no unexpected downtime. Key content management and e-commerce components are designed, developed and deployed by our in-house technology group. We also license commercially available technology when appropriate in lieu of dedicating our own human and financial resources. We employ several layers of security to protect data transmission and prevent unauthorized access. We keep all of our production servers behind firewalls. No outside access is allowed. Strict password management and physical security measures are followed. All systems are monitored 24/7, and emergency response teams respond to all alerts. We have also contracted the services of an outside company to independently monitor the site, including the e-commerce section of the site, to ensure that the site is available, that users can add items to their cart and that the checkout process completes successfully. E-commerce transactions employ secure sockets layer encryption to secure data transmitted between clients and servers. Credit card information captured during e-commerce transactions is never shared with outside parties, and we provide shoppers with a toll-free number to place orders by phone as an alternative to completing a transaction online.

Government Regulation

      Laws applicable to e-commerce, online privacy and the Internet generally are becoming more prevalent. It is possible that new laws and regulations may be adopted regarding the Internet or other online services in the United States and foreign countries. Such new laws and regulations may address user privacy, freedom of expression, unsolicited commercial e-mail (spam), pricing, content and quality of services and products, taxation, advertising, intellectual property rights and information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined at this time. Such legislation could subject us and/or our customers to potential liability or restrict our present business practices, which, in turn, could have an adverse effect on our business, results of operations and financial condition. In addition, the FTC has investigated the privacy practices of several companies that collect information about individuals on the Internet. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use generally, which, in turn, could decrease the demand for our service or increase our cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition.

      Specifically, several states have proposed legislation that would limit the use and disclosure of personally identifiable information gathered online about users. To obtain membership on our sites, a user must disclose their name, address, e-mail address and role in the wedding. We do not currently share any member's personal identifying information to third parties without the member's prior consent. We may share aggregated member information with third parties, such as a member's zip code or gender and may use information revealed by members and information built from user behavior to target advertising, content and e-mail. Because we rely on the collection and use of personal data from our members for targeting advertisements, we may be harmed by any laws or regulations that restrict our ability to collect or use this data.

      Privacy concerns in general may cause visitors to avoid online sites that collect behavioral information and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our services. In addition, if our privacy practices are deemed unacceptable by watchdog groups or privacy advocates, such groups may attempt to harm our business by blocking access to our sites or disparaging our reputation and our business, and may have a material effect on our results of operation and financial condition.

      In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. It is uncertain how such existing laws may apply to or address the unique issues of the Internet and related technologies. For example, because our services are accessible throughout the United States, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state. We are currently qualified to do business in several states, however, our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm us.

      The international regulatory environment relating to the Internet market could have a material and adverse effect on our business, results of operations and financial condition if we elect to expand internationally. In particular, the European Union privacy regulations limit the collection and use of some user information and subject data collectors to a restrictive regulatory regime. The cost of such compliance could be material, and we may not be able to comply with the applicable national regulations in a timely or cost-effective manner, if at all.

      Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

Intellectual Property Rights

      We own a portfolio of trademarks and trade names, including The Knot® and The Nest®. We also own copyrights, including in the content of our Websites and designs on certain of our products. These intellectual property rights are important to our marketing efforts. Our owned brands are protected by registration or otherwise in the United States. These intellectual property rights are enforced and protected from time to time by litigation.

      Each trademark registration in the United States has a duration of ten years and is subject to an indefinite number of renewals for a like period upon appropriate application. The duration of property rights in trademarks, service marks and trade names in the United States, whether registered or not, is predicated on our continued use. Trademarks registered outside of the United States have a duration of between seven and fourteen years depending upon the jurisdiction and are also generally subject to an indefinite number of renewals for a like period upon appropriate application. We are using all of our material marks. The Knot® and The Nest® are some of the trademarks that we have registered with the U.S. Patent and Trademark Office. We have renewed the registrations (or applied for variant forms of the registration, where appropriate, to assure continued protection) of our material registered trademarks. We plan to continue to use all of our material brand names and marks and to renew the registrations of all of our material registered trademarks so long as we continue to use them. We do not have any patents or registered copyrights.

      We have granted licenses to other parties to sell specified products under trademarks in specified distribution channels and geographic areas. Some of these license agreements contain advertising commitments. Some are for a short term and may not contain specific renewal options. We do not license from third parties any trademarks that are material to our business.

Employees

      As of March 31, 2006, we had a total of 288 employees, of which 80 were involved in product and content development, 167 were involved in sales and marketing and 41 were involved in general and administrative functions. None of our employees is represented by a labor union. We have not experienced any work-stoppages, and we consider relations with our employees to be good.

Properties

      We currently lease approximately 20,000 square feet of space at our headquarters in New York City and we lease approximately 44,000 square feet of space for warehousing and fulfillment operations in Redding, California. We also lease approximately 2,900 square feet of office space in Austin, Texas. Weddingpages, Inc., our subsidiary in Omaha, Nebraska, leases approximately 16,000 square feet of office and warehouse space. The New York, Redding, Austin and Omaha leases expire on March 31, 2012, July 24, 2008, March 3, 2008 and January 31, 2011, respectively.

Legal Proceedings

      On September 19, 2003, WeddingChannel filed a complaint against The Knot in the United States District Court for the Southern District of New York. The complaint alleges that The Knot has violated U.S. Patent 6,618,753 (“Systems and Methods for Registering Gift Registries and for Purchasing Gifts”), and further alleges that certain actions of The Knot give rise to various federal statute, state statute and common law causes of actions. WeddingChannel is seeking, among other things, damages and injunctive relief. If The Knot is found to have willfully infringed the patent-in-suit, enhanced damages may be awarded. This complaint was served on The Knot on September 22, 2003.

      Based on information currently available, The Knot believes that the claims are without merit and is vigorously defending itself against all claims. On October 14, 2003, The Knot filed an answer and counterclaims against WeddingChannel. The Knot's answer raises various defenses to the counts alleged by WeddingChannel. Additionally, The Knot has brought counterclaims including a request that the court declare that the patent-in-suit is invalid, unenforceable and not infringed. On April 15, 2005, WeddingChannel specified that they were seeking damages in an amount ranging from approximately $1.1 million to in excess of approximately $13.0 million plus interest. The Knot raised defenses to WeddingChannel's patent and other claims, which, if successful, would obviate or substantially limit any potential damages payments. WeddingChannel has also requested unspecified damages in connection with other claims set forth in its complaint.

      The Knot has filed a series of summary judgment motions seeking to dismiss entirely and/or limit WeddingChannel's claims for patent infringement, and WeddingChannel filed certain “cross-motions” for summary judgment concerning certain of The Knot's defenses. These motions were argued before the Court on September 28 and October 19, 2005, and have not yet been decided.

      On January 17, 2006, a stay was entered in the litigation between The Knot and WeddingChannel for a period of not less than 60 days, upon the joint request of the parties. Based on the information described above under “Business–Recent Developments–Pending Merger with WeddingChannel,” we expect that the litigation will be withdrawn effective as of the closing of the Merger and, therefore, that we will not suffer any harm to our business, results of operations or financial condition relating to this litigation.

      If, however, the Merger is not consummated, it is likely that the stay will be lifted and that the litigation will resume. In such an event, if our motions are unsuccessful and all or a portion of WeddingChannel's patent infringement claims remain, the case may go to trial in the second half of 2006. There can be no assurance that our answer or counterclaims against WeddingChannel will be successful. If our answer and our defenses do not succeed or if our counterclaims are found to be without merit, or if we determine to settle this litigation at a later date, we could suffer harm to our business and a material adverse effect to our financial condition and results of operations.

      The Knot is engaged in other legal actions arising in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material effect on its results of operations, financial position or cash flows.

PENDING MERGER WITH WEDDINGCHANNEL

      On June 5, 2006, we announced that we entered into a definitive Merger Agreement to acquire WeddingChannel, a privately-held provider of wedding planning and gift buying services, in a merger transaction pursuant to which WeddingChannel will become a wholly owned subsidiary of The Knot. Under the terms of the Merger Agreement, we will pay approximately $57.9 million in cash and issue 1,150,000 shares of our common stock in exchange for all of the outstanding capital stock and stock options of WeddingChannel. We intend to finance the cash portion of the purchase price through our existing cash resources and the proceeds of this offering. The cash portion of the purchase price will be adjusted if WeddingChannel's working capital is above or below $10 million at closing.

      The Merger Agreement contains customary representations, warranties and covenants. With the exception of certain matters, the indemnification obligations of the stockholders of WeddingChannel for breaches of representations and warranties will be subject to a $500,000 aggregate threshold and an aggregate cap of 10% of the aggregate purchase price. The representations and warranties of WeddingChannel will survive for 18 months after the closing of the Merger.

      The Merger has been approved by the boards of directors of both companies. Stockholders representing approximately 30% of the outstanding capital stock of WeddingChannel have agreed to vote their shares in favor of the Merger. The Merger is subject to customary closing conditions, including stockholder approval and approval of the California Commission of Corporations of the fairness of the terms and conditions of the Merger (or, in lieu thereof, the existence of an effective registration statement covering the shares of common stock to be issued by The Knot in the Merger). The Merger is currently expected to close in the third quarter of 2006. The Merger Agreement also contains certain termination rights in favor of each of The Knot and WeddingChannel.

      Concurrently with the execution of the Merger Agreement, WeddingChannel and Federated Department Stores, Inc. (“Federated”) entered into the Fourth Addendum to FDS Registry Agreement, dated June 1, 1999, as amended, pursuant to which, among other things, the term of the FDS Registry Agreement and the exclusivity provisions set forth therein will be extended until January 31, 2011. The Fourth Addendum will become effective only upon the consummation of the Merger.

      Federated or its affiliates own in excess of 5% of the outstanding common stock of each of The Knot and WeddingChannel, and are expected to own in excess of 10% of the outstanding common stock of The Knot following completion of the Merger. Federated has agreed not to sell any of the shares of The Knot common stock it receives in the Merger for a period of one year following the closing of the Merger. Additionally, contingent upon the closing of the Merger, The Knot will grant to Federated, for as long as Federated owns at least 5% of the outstanding common stock of The Knot, (i) the right to appoint one member of our board of directors and (ii) customary registration rights, which rights will be exercisable commencing one year from the date on which the Merger is consummated.

MANAGEMENT

Executive Officers, Key Employee and Directors

      Our executive officers, key employee and directors and their ages and positions as of July 27, 2006, are as follows:

Name	Age	Position
Named Executive Officers
David Liu	41	President, Chief Executive Officer and Chairman of the Board
Sandra Stiles	56	Chief Operating Officer, Assistant Secretary and Director
Richard Szefc	56	Chief Financial Officer, Treasurer and Secretary
Armando Cardenas-Nolazco	45	Chief Technology Officer
Key Employee
Carley Roney	38	Editor-in-Chief
Directors
Charles Baker	39	Director
Lisa Gersh	47	Director
Matthew Strauss(1)	35	Director
Ann Winblad	55	Director

(1)	Mr. Strauss has informed us that he currently expects to resign from our Board of Directors following the completion of this offering and the sale by affiliates of Comcast Corporation of the shares of our common stock owned by them. See “Principal and Selling Stockholders.”

      David Liu is a co-founder of The Knot and has been our Chief Executive Officer and a director since our inception in May 1996. From January 1993 to May 1996, Mr. Liu served as Director of Production of RunTime Inc., a CD-ROM development firm that he co-founded with Carley Roney, our Editor-in-Chief. Prior to January 1993, Mr. Liu was the Director of Production at VideOvation, a subsidiary of Reader's Digest. Mr. Liu received a B.F.A. in Film and Television from New York University. Mr. Liu is married to Ms. Roney.

      Sandra Stiles has been our Chief Operating Officer since November 1998 and Assistant Secretary since September 1999. From November 1998 to May 1999, she served as our Chief Financial Officer. Ms. Stiles has served as one of our directors since May 1998. From September 1994 to October 1998, she was the Senior Vice President and Director of Operations for the Children's Book and Value Publishing division of Random House. She also served as a Vice President and the Corporate Controller of Random House from October 1990 to August 1994. Ms. Stiles received a B.S. in Accounting from New York University.

      Richard Szefc has served as our Chief Financial Officer since May 1999 and our Treasurer and Secretary since September 1999. From July 1998 to May 1999, Mr. Szefc was an independent consultant. From April 1990 to June 1998, Mr. Szefc served as Executive Vice President and Chief Financial Officer of Random House. Mr. Szefc received a B.S. in Economics from the University of Pennsylvania.

      Armando Cardenas-Nolazco has served as our Chief Technology Officer since December 2004. From June 2003 to November 2004, he served as Senior Director of Technology Research and Development for Harcourt Assessment, Inc. From December 2001 to May 2003, he served as Chief Technology Officer for DEVX.com. From January 2001 to December 2001, he was a Senior Strategy Consultant and Chief Technology Officer for

BroadVision Management Consulting, LLC. From March 2000 to December 2000, he served as Chief Technology Officer for Dean & Deluca. From October 1998 to March 2000, he served as a Managing Director supporting various web trading sites for Charles Schwab.

      Carley Roney is a co-founder of The Knot. She has served as our Editor-In-Chief since our inception in May 1996. From May 1996 to September 1999, she also served as Vice President of Creative Development. From January 1994 to May 1996, she served as President at RunTime Inc., a CD-ROM development firm that she co-founded with David Liu. Ms. Roney received a M.A. in Cultural Studies and a B.F.A. in Film and Television from New York University. Ms. Roney is married to Mr. Liu.

      Charles Baker has served as one of our directors since November 2005. Mr. Baker has been the Senior Vice President and Chief Financial Officer of Monster Worldwide, Inc. since 2005. From 1993 to 2005, Mr. Baker held various positions at Salomon Brothers (subsequently Smith Barney) and was a Managing Director in the Equity Research Department just prior to joining Monster Worldwide, Inc. Mr. Baker holds the Chartered Financial Analyst designation and is a former Chairman of the Media and Entertainment Analysts of New York Investment Society. Mr. Baker earned a B.A. from Yale College.

      Lisa Gersh has served as one of our directors since June 2005. Ms. Gersh has been the President, Chief Operating Officer and co-founder of Oxygen Network since 1998. From 1986 to 1998, Ms. Gersh served as a founding partner of the New York law firm Kaplan & Seiler LLP. Ms. Gersh received a B.A. in Political Science and Economics from the State University of New York Binghamton and earned her J.D. from Rutgers Law School.

      Matthew Strauss has served as one of our directors since June 2005. As of April 2006 and from June 2004 to March 2006, Mr. Strauss was Senior Vice President and Vice President, respectively, of Content Acquisition at Comcast Corporation. From November 1999 to April 2004, Mr. Strauss held various positions at Rainbow Media Communications and was Executive Vice President for Content Development just prior to joining Comcast Corporation. Mr. Strauss also serves on the boards of several private companies. Mr. Strauss received a B.S. in Finance from New York University. Mr. Strauss has informed us that he currently expects to resign from our Board of Directors following the completion of this offering and the sale by affiliates of Comcast Corporation of the shares of our common stock owned by them. See “Principal and Selling Stockholders.”

      Ann Winblad has served as one of our directors since April 1998. Ms. Winblad has been a managing member in each of the general partnerships of each of the venture funds in the Hummer Winblad family of funds since 1989. She is a member of the board of trustees of the University of St. Thomas and is an advisor to numerous entrepreneurial groups such as the Software Development Forum and the Stanford/MIT Venture Forum. Ms. Winblad also serves on the boards of directors of several private companies and is a trustee of the University of St. Thomas. Ms. Winblad received a B.A. in Business Administration and Mathematics from the College of St. Catherine and an M.A. in Education with a focus in International Economics from the University of St. Thomas.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with QVC, Inc.

      On April 13, 1999, we sold 4,000,000 shares of our Series B Preferred Stock at a price of $3.75 per share to QVC, Inc. (“QVC”). QVC paid an aggregate of $15.0 million for the shares of Series B Preferred Stock and received a warrant to purchase 1,700,000 shares of our Common Stock at an exercise price of $5.00 per share. The Series B Preferred Stock converted into Common Stock on a one-for-one basis and the warrant became exercisable upon our initial public offering of Common Stock. The warrant expired unexercised on December 2, 2001. The Common Stock was assigned to QVC Interactive Holdings, LLC, subsequently renamed Interactive Technology Holdings, LLC (“ITH”). On January 31, 2005, in connection with the dissolution of ITH, the shares of our Common Stock held by ITH were distributed to an affiliate of Comcast Corporation.

      We also entered into a services agreement with QVC, which we believe was on terms and conditions no less favorable to us than we could have obtained from an unaffiliated third party. Our services agreement with QVC expired in December 2003; however, pursuant to the agreement, we had the option to continue to operate under the services agreement for an additional 180 days. We discontinued the use of QVC's services in May 2004. For the years ended December 31, 2004 and 2003, we purchased merchandise and incurred warehousing, fulfillment and distribution and billing costs under the agreement in the aggregate amounts of $33,000 and $123,000, respectively.

Relationship with Federated Department Stores, Inc.

      On February 19, 2002, we entered into a Common Stock Purchase Agreement (the “May Agreement”) with May Bridal Corporation (“May Bridal”), an affiliate of The May Department Stores Company, pursuant to which we sold 3,575,747 shares of Common Stock to May Bridal for $5,000,000 in cash. The May Agreement provides that if we propose to sell, transfer or otherwise issue any common or preferred stock or other interest convertible into Common Stock (“equity interests”) to any third party (other than shares previously reserved or certain shares which shall be reserved for future issuance pursuant to stock incentive plans approved by the Board of Directors or stockholders of The Knot) and which transaction would dilute May Bridal's interest in the Common Stock or voting power of The Knot prior to such transaction by more than one percentage point, then we would offer May Bridal the right to acquire a similar equity interest, on the same terms and conditions as offered to the third party, in such amount as to preserve its percentage interest in the Common Stock and voting power of The Knot. If we propose to acquire any equity interest from a third party, which transaction would result in May Bridal's interest in the Common Stock or voting power of The Knot exceeding 20%, then we would offer to acquire equity interests from May Bridal on the same terms as offered to the third party, to permit May Bridal to own less than 20% of the Common Stock or voting power of The Knot after the transaction. In addition, under an amendment to the May Agreement dated November 11, 2003, so long as May Bridal owns more than 10% of the Common Stock or voting power of The Knot, May Bridal would have the right to designate one member of the Board of Directors of The Knot and to nominate and submit such person for election by the stockholders of The Knot. In November 2003, May Bridal waived its right to acquire equity interests in connection with our sale of 2,800,000 shares of common stock to two institutional investor groups for gross proceeds of $10.5 million.

      On February 19, 2002, we also entered into a Media Services Agreement with May pursuant to which The Knot and May develop integrated marketing programs to promote and support those May department store companies that offer wedding registry services. The Media Services Agreement, as amended, had an initial term of three years expiring in February 2005 and may be automatically extended for up to three additional one-year terms unless terminated by May. In November 2004 and 2005, the Media Services Agreement was automatically extended through February 2006 and February 2007, respectively.

      May Bridal was merged into May in January 2005. Federated acquired May through a merger effective August 30, 2005. Currently, Federated is not exercising its right to designate one member of the Board of Directors of The Knot under the May Agreement.

      In July 2006, Federated waived, on behalf of itself and May Bridal, its right to acquire equity interests in connection with our sale in the Private Placement of 2,750,000 shares of common stock to three institutional investor groups for gross proceeds of $50.2 million, as well as its right to acquire equity interests in connection with this offering.

      For the years ended December 31, 2005, 2004 and 2003, we recorded revenues under the Media Services Agreement in the amounts of $292,000, $488,000 and $253,000, respectively. In addition, we recorded revenue under other advertising agreements with May affiliates and with certain Federated affiliates subsequent to August 30, 2005, which aggregated $932,000, $535,000 and $406,000 for the years ended December 31, 2005, 2004 and 2003, respectively. For the three months ended March 31, 2006 and 2005, we recorded revenues under the Media Services Agreement and the other agreements with May affiliates and, subsequent to August 3, 2005, with Federated affiliates, of $322,000 and $383,000, respectively.

      At March 31, 2006, December 31, 2005 and December 31, 2004, we had recorded receivables in connection with the Media Services Agreement and the other agreements with May and Federated affiliates of $307,000, $340,000 and $99,000, respectively.

      For certain additional relationships with Federated that we expect to have upon the completion of the Merger, see “Pending Merger with WeddingChannel.”

Relationship with America Online, Inc.

      On July 23, 1999, we entered into an Amended and Restated Anchor Tenant Agreement (the “AOL Agreement”) with America Online, Inc. (“AOL”). Pursuant to the AOL Agreement, we issued a warrant to purchase 366,667 shares of our common stock at $7.20 per share, subject to certain anti-dilution provisions. As of July 27, 2006, the effect of these anti-dilution provisions was to reduce the exercise price under the warrant to $5.65 per share and to increase the number of shares for which the warrant may be exercised to 467,666. The warrants expire in July 2007.

      In September 2004, we entered into an Agreement of Settlement and Mutual Release (the “Settlement”) with AOL, pursuant to which we made a cash payment of $1.2 million to AOL constituting full and final settlement of amounts due with respect to the AOL Agreement. As a result of the Settlement, we reversed the portion of a previously recorded $2.4 million liability to AOL that was in excess of the amount paid and recorded a non-cash benefit of $1.2 million as a reduction of sales and marketing expense.

Relationship with Comcast Corporation and Affiliates

      Under royalty-free license agreements with Comcast Cable Communications, LLC and Comcast Online, we provide video-on-demand programming content and certain editorial content for use by these affiliates of Comcast Corporation in connection with their cable and online properties. We entered into these agreements to build further brand recognition for The Knot.

Relationship with Oxygen Media LLC

      In January 2003, “Real Weddings from The Knot” premiered on the Oxygen Network. The Knot collaborated with Oxygen in the creation and production of the series, which followed couples planning through their wedding process in the weeks leading up to their nuptials. In January 2004, we debuted a wedding gown fashion program called “Bridal

Fashion Exclusive from The Knot” also on Oxygen, along with a second series of “Real Weddings for The Knot.” Oxygen has continued to renew these programs annually, including five new episodes of real weddings and two bridal fashion programs, which aired in January 2006. Through these shows, we expand the awareness of our brand and services to a broad national audience. There are no payments made by The Knot and Oxygen to each other in connection with the agreements surrounding the programming.

Miscellaneous

      The Certificate of Incorporation eliminates, subject to certain exceptions, directors' personal liability to The Knot or our stockholders for monetary damages for breaches of fiduciary duties. The Certificate of Incorporation does not, however, eliminate or limit the personal liability of a director for (i) any breach of the director's duty of loyalty to The Knot or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

      Our Amended and Restated Bylaws provide that we shall indemnify our directors and executive officers to the fullest extent permitted under the Delaware General Corporation Law, and may indemnify our other officers, employees and other agents as set forth in the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors and officers. The indemnification agreements contain provisions that require us, among other things, to indemnify our directors and executive officers against certain liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as our directors or executive officers or other entities to which they provide service at our request and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. We have obtained an insurance policy covering our directors and officers for claims that such directors and officers may otherwise be required to pay or for which we are required to indemnify them, subject to certain exclusions.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table presents information concerning the beneficial ownership of the shares of our common stock as of July 27, 2006, and as adjusted to reflect the sale of the shares of common stock offered hereby, by:

•	each person or group of affiliated persons whom we know to beneficially own 5% or more of the common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	other persons or entities selling shares of common stock in this offering.

      Percentage of beneficial ownership is based on 26,289,038 shares of common stock outstanding on of July 27, 2006 (including the 2,750,000 shares issued in the Private Placement), and 29,789,038 shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of July 27, 2006, are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

      Unless otherwise indicated, the address of each beneficial owner listed below is c/o The Knot, Inc., 462 Broadway, 6th Floor, New York, New York 10013.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Holders	Shares	Percent	Shares Offered Hereby	Shares	Percent
5% Stockholders
Comcast Corporation(2)	4,025,590	15.3%	4,025,590	—	—
Federated Department Stores, Inc.(3)	3,575,747	13.6	—	3,575,747	12.0%
Austin W. Marxe(4)	2,419,106	9.2	—	2,419,106	8.1
David M. Greenhouse(4)	2,419,106	9.2	—	2,419,106	8.1
Capital Research and Management Company(5)	2,400,000	9.1	—	2,400,000	8.1
T. Rowe Price Associates, Inc.(6)	1,876,666	7.1	—	1,876,666	6.3
Directors and Named Executive Officers
David Liu(7)	1,154,606	4.3	164,410	990,196	3.3
Sandra Stiles(8)	733,582	2.8	145,000	588,582	2.0
Richard Szefc(9)	777,966	2.9	115,000	662,966	2.2
Armando Cardenas-Nolazco(10)	41,667	*	—	41,667	*
Lisa Gersh(11)	10,000	*	—	10,000	*
Charles Baker(12)	10,000	*	—	10,000	*
Matthew Strauss(13)	—	—	—	—	—
Ann Winblad(14)	17,500	*	—	17,500	*
All directors and executive officers as a group (8 persons)(15)	2,745,321	9.9%	424,410	2,320,911	7.5%

*Less than 1%.

(1)	Except as otherwise indicated, the persons named in the table directly own, and have sole voting and investment power with respect to, all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable. Beneficial ownership is calculated pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.
(2)	Shares beneficially owned by Comcast Corporation are held of record by Comcast TKI Holdings, Inc. (3,621,508 shares) and The Comcast Foundation (404,082 shares). The address of Comcast TKI Holdings, Inc. is 1201 N. Market Street, Suite 1000, Wilmington, Delaware 19801. The address of The Comcast Foundation is 1500 Market Street, Philadelphia, Pennsylvania 19102. Comcast TKI Holdings, Inc. and The Comcast Foundation will receive the economic benefit of the sale of such shares.
(3)	The information in this footnote is based, in part, upon information set forth in a Schedule 13G/A filed with the SEC on February 17, 2005 by The May Department Stores Company (“May”). Consists of 3,575,747 shares of Common Stock held of record by May. May was acquired by Federated Department Stores, Inc. through a merger effective August 30, 2005. The address of The May Department Stores Company is 611 Olive Street, St. Louis, Missouri 63101-1799. The address of Federated Department Stores, Inc. is 7 West Seventh Street, Cincinnati, OH 45202.

(4)	The information in this footnote is based upon information set forth in a Schedule 13G/A filed with the SEC on February 15, 2006 by Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”), who are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (“Cayman”). AWM also serves as the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of and investment adviser to Special Situations Fund III, L.P. (“SSF3”) and Special Situations Fund III QP, LP (“SSFQP”). Marxe and Greenhouse are also members of SST Advisers, L.L.C. (“SSTA”), the general partner of and investment adviser to Special Situations Technology Fund, L.P. (“Technology”) and Special Situations Technology Fund II, L.P. (“Technology II”). The Schedule 13G/A states that 2,419,106 shares are beneficially owned by Marxe and Greenhouse, of which 542,719 shares are owned by Cayman, 132,056 shares are owned by SSF3, 35,281 shares are owned by Technology, 202,506 shares are owned by Technology II and 1,506,544 shares are owned by SSFQP. The Schedule 13G/A further states that Marxe and Greenhouse have shared power to vote and the shared power to dispose of all 2,419,106 shares. The address of Marxe and Greenhouse is 153 East 53rd Street, 55th Floor, New York, New York 10022.
(5)	The information in this footnote is based upon information set forth in a Schedule 13G/A filed with the SEC on February 10, 2006 by Capital Research and Management Company (“Capital”) and SMALLCAP World Fund, Inc. (“SWF”), as supplemented by information provided by Capital to the Company after that date. Consists of 2,400,000 shares owned by various investment companies for which Capital serves as investment advisor. Capital may be deemed to be a beneficial owner of such securities; however, Capital expressly disclaims that it is, in fact, the beneficial owner of such securities. The Schedule 13G/A further stated that, as of the date of the Schedule's filing, Capital had the sole power to dispose of 1,644,720 shares and SWF had sole power to vote 1,200,000 shares. The address of Capital and SWF is 333 South Hope Street, Los Angeles, California 90071.
(6)	The information in this footnote is based upon information set forth in a Schedule 13G/A filed with the SEC on February 14, 2006 by T. Rowe Price Associates, Inc. (“Price Associates”) and T. Rowe Price New Horizons Fund (“TRPNHF”), as supplemented by information provided by Price Associates to the Company after that date. Consists of 1,876,666 shares owned by various individual and institutional investors for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. Price Associates may be deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The Schedule 13G/A further stated that, as of the date of the Schedule's filing, Price Associates had the sole power to vote 48,000 shares and the sole power to dispose of 1,172,771 shares and that TRPNHF had sole power to vote 750,000 shares. The address of Price Associates and TRPNHF is 100 E. Pratt Street, Baltimore, Maryland 21202.
(7)	Includes 72,000 shares of restricted Common Stock that are subject to repurchase rights by us, for $0.01 per share, that do not lapse within 60 days. Includes 398,612 shares of Common Stock issuable upon the exercise of presently exercisable options and 8,889 shares of Common Stock issuable upon the exercise of options exercisable within 60 days. Excludes 346,160 shares of Common Stock, 205,556 shares of Common Stock issuable upon the exercise of presently exercisable options and 30,000 shares of restricted Common Stock that are subject to repurchase rights by us, for $0.01 per share, that do not lapse within 60 days, in each case owned by Carley Roney, Mr. Liu's wife, as to which Mr. Liu disclaims beneficial ownership.
(8)	Includes 56,000 shares of restricted Common Stock that are subject to repurchase rights by us, for $0.01 per share, that do not lapse within 60 days. Includes 208,333 shares of Common Stock issuable upon the exercise of presently exercisable options and 6,945 shares of Common Stock issuable upon the exercise of options exercisable within 60 days.
(9)	Includes 56,000 shares of restricted Common Stock that are subject to repurchase rights by us, for $0.01 per share, that do not lapse within 60 days. Includes 708,333 shares of Common Stock issuable upon the exercise of presently exercisable options and 6,945 shares of Common Stock issuable upon the exercise of options exercisable within 60 days.
(10)	Includes 37,500 shares of Common Stock issuable upon the exercise of presently exercisable options and 4,167 shares of Common Stock issuable upon the exercise of options exercisable within 60 days.
(11)	Consists of 10,000 shares of restricted Common Stock that are subject to repurchase rights by us, for $0.01 per share, that do not lapse within 60 days.
(12)	Consists of 10,000 shares of restricted Common Stock that are subject to repurchase rights by us, for $0.01 per share, that do not lapse within 60 days.
(13)	Mr. Strauss has informed us that he currently expects to resign from our Board of Directors following the completion of this offering and the sale by affiliates of Comcast Corporation of the shares of our common stock owned by them.
(14)	Consists of 15,000 shares of Common Stock issuable upon the exercise of presently exercisable options that do not lapse within 60 days. Consists of 2,500 shares of restricted Common Stock that are subject to repurchase rights by us, for $0.01 per share, that do not lapse within 60 days.
(15)	Includes 206,500 shares of restricted Common Stock that are subject to repurchase rights by us, for $0.01 per share, that do not lapse within 60 days. Includes 1,394,723 shares of Common Stock issuable upon the exercise of options which are currently vested or which vest within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

      As of July 27, 2006, we had 26,289,038 shares of our common stock outstanding.

   Voting Rights

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

   Dividend Rights

      Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock.

   Liquidation Rights

      Upon the liquidation, dissolution or winding up of The Knot, the holders of our common stock are entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

   Other Matters

      Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

      The outstanding shares of our common stock are, and the shares offered in this offering will be, when issued and paid for, fully paid and nonassessable.

      The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

      As of July 27, 2006, we had no shares of preferred stock outstanding. Our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. For more information, see “—Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Stock Incentive Plans and Employee Stock Purchase Plan

      The 1999 Stock Incentive Plan (the “1999 Plan”) was adopted by the Board of Directors and approved by the stockholders in November 1999, as a successor plan to the

Company's 1997 Long Term Incentive Plan (the “1997 Plan”). All options under the 1997 Plan have been incorporated into the 1999 Plan. The 1999 Plan became effective upon completion of the Company's initial public offering of its common stock and was amended and restated as of March 27, 2001.

      Under the terms of the 1999 Plan, 3,849,868 shares of common stock of the Company were initially reserved for incentive stock options, nonqualified stock options (incentive and nonqualified stock options are collectively referred to as “options”), stock appreciation rights, stock issuances (which may be subject to the attainment of designated performance goals or service requirements (“Restricted Stock”)), or any combination thereof. On May 15, 2001, the Company's stockholders approved a further increase of 1,000,000 to the number of shares reserved for issuance under the 1999 Plan. Through July 27, 2006, an additional 1,835,711 shares were added to the reserve pursuant to the automatic share increase provisions of the 1999 Plan. The shares reserved under the 1999 Plan automatically increase on the first trading day in January of each calendar year by an amount equal to two percent (2%) of the total number of shares of the Company's common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 1,000,000 shares (or such other lesser number determined by the Board of Directors). In January 2006, the Board of Directors exercised its discretion under the 1999 Plan and determined that there would be no increase in the number of shares reserved for this year pursuant to the automatic increase provision. Awards may be granted to such non-employee directors, employees and consultants of the Company as the Compensation Committee of the Board of Directors shall in its discretion select. Only employees of the Company are eligible to receive grants of incentive stock options. Options are granted at the fair market value of the stock on the date of grant. Options vest over periods up to four years and have terms not to exceed 10 years. Restricted Stock awards vest over periods ranging from two to four years.

      The 2000 Non-Officer Stock Incentive Plan (the “2000 Plan”) was approved by the Board of Directors in June 2000. Under the terms of the 2000 Plan, 435,000 shares of common stock of the Company have been reserved for nonqualified stock options, stock issuances (which may be Restricted Stock) or any combination thereof. Awards may be granted to employees (other than officers or directors of the Company) and consultants and other independent advisors who provide services to the Company. Options are granted at the fair market value of the stock on the date of grant. Generally, options vest over a four-year period and have terms not to exceed 10 years.

      As of July 27, 2006, under the 1999 Plan and the 2000 Plan, there were 2,288,585 shares subject to outstanding options and 1,989,055 shares subject to outstanding options that were exercisable at such date. As of July 27, 2006, there were 327,000 of service-based restricted stock awards outstanding. As of July 27, 2006, there were 2,145,553 shares available for future grants under the 1999 Plan and 270,418 shares available for future grants under the 2000 Plan.

      The Employee Stock Purchase Plan (the “ESPP”) was adopted by the Board of Directors and approved by the stockholders in November 1999 and became effective upon completion of the Company's initial public offering of its common stock. The Compensation Committee of the Board of Directors administers the ESPP. The ESPP permits a participating employee to make contributions to purchase shares of common stock by having withheld from his or her salary an amount between 1 percent and 15 percent of compensation. Under the ESPP, eligible employees of the Company may elect to participate on the start date of an offering period or on any subsequent semi-annual entry date within the offering period. On each purchase date during an offering period, a participating employee's contributions will be used to purchase up to 1,000 shares of the Company's common stock for such participating employee at a fifteen percent (15%) discount from the fair market value, as defined in the ESPP, of such stock. Each offering period is determined by the plan administrator and may not exceed two years. The Company initially reserved

300,000 shares of common stock for issuance under the ESPP. The shares reserved automatically increase on the first trading day in January of each calendar year by the lesser of the (i) the number of shares of common stock issued under the ESPP in the immediately preceding calendar year, (ii) 300,000 shares or (iii) such other lesser amount approved by the Board of Directors. Through July 27, 2006, 329,243 shares were issued under the ESPP and 305,203 shares were added to the reserve pursuant to the automatic increase provision.

Warrants

      On July 23, 1999, we entered into an Amended and Restated Anchor Tenant Agreement (the “AOL Agreement”) with America Online, Inc. (“AOL”). Pursuant to the AOL Agreement, we issued a warrant to purchase 366,667 shares of our common stock at $7.20 per share, subject to certain anti-dilution provisions. As of July 27, 2006, the effect of these anti-dilution provisions was to reduce the exercise price under the warrant to $5.65 per share and to increase the number of shares for which the warrant may be exercised to 467,666. The warrants expire in July 2007.

      In October 2004, the Company retained Allen & Company LLC (“Allen & Co.”) as a financial advisor with respect to various matters. In consideration for Allen & Co.'s services and a cash payment of $1,100, the Company issued warrants to Allen & Co. to purchase 220,000 shares of the Company's common stock at $3.79 per share, subject to certain anti-dilution provisions. The warrants expire in October 2010. See “Underwriting.”

Registration Rights

      Under an investors' rights agreement, affiliates of Comcast Corporation are entitled to demand registration under the Securities Act of 1933 of an aggregate of 4,025,590 shares of common stock. We are not required to effect more than three registrations under these demand registration rights. In addition, these holders will be entitled to piggyback registration rights in connection with the registration of their shares under the Securities Act of 1933, subject to various limitations. Further, as long as we remain eligible to file a registration statements on Form S-3, these holders may require us to file registration statements under the Securities Act of 1933 on Form S-3 in connection with their shares of common stock. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in a registration. Generally, we are required to bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions. Registration of any shares of common stock held by security holders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon effectiveness of such registration. These registration rights expire in December 2006, or at such earlier time at which all registrable securities held by the security holders can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act. The shares being sold by the affiliates of Comcast Corporation in this offering are being sold pursuant to such investors' rights agreement.

Agreements with Federated

      Concurrently with the execution of the Merger Agreement, The Knot and Federated entered into an agreement pursuant to which, among other things, Federated will have the right to nominate one representative to the board of directors of The Knot for as long as Federated continues to own more than 5% of the outstanding common stock or voting power of The Knot. The Knot expects that Federated will exercise this right. In the event Federated's ownership percentage decreases below such level, Federated will have the right to designate one observer to attend meetings of the board of directors of The Knot for as long as the FDS Registry Agreement between Federated and WeddingChannel remains in effect. In addition, we will grant Federated customary registration rights for as long as Federated owns at least 5% of the outstanding common stock of The Knot. Such registration rights will be exercisable commencing one year from the date on which the Merger is consummated. The agreement between The Knot and Federated will become effective only upon the consummation of the Merger, and will supersede the May Agreement. For a description of the May Agreement and Federated's rights thereunder, including with respect to our capital stock, see “Certain Relationships and Related Party Transactions—Relationship with Federated Department Stores, Inc.”

Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or the business combination is approved in a prescribed manner or if, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with his, her or its affiliates and associates, owns or, within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts aimed at us and, accordingly, may discourage attempts to acquire us.

      In addition, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

•	Staggered Board. Our amended and restated certificate of incorporation provides for division of our board into three classes, with each class as nearly equal in number as possible. Each class must serve a three-year term. The terms of each class are staggered so that each term ends in a different year in the three-year period.

•	Board of directors vacancies. Our amended and restated certificate of incorporation authorizes our board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by this removal with its own nominees.

•	Stockholder action; special meeting of stockholders. Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. Our amended and restated bylaws further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer or a majority of the board of directors.

•	Advance notice requirements for stockholder proposals and directors nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting provided regarding the previous year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 70 calendar days after this anniversary, notice by the stockholder, to be timely, must be so received not earlier than 120 days prior to such annual meeting nor later than the later of: (a) 90 days prior to the annual meeting of stockholders; or (b) the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first. Our amended and restated bylaws also specify requirements as to the form and content of a stockholders' notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

•	Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq Global Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of The Knot by means of a proxy contest, tender offer, merger or otherwise.

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Limitations on Liability and Indemnification of Officers and Directors

      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director's duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

      As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

      We currently have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. We may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

      We have entered into separate indemnification agreements with each of our directors which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms. We believe that these agreements are necessary to attract and retain qualified directors and executive officers.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

      The following is a general discussion of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by “non-U.S. holders” who hold shares of our common stock as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of our common stock.

      As used in this discussion, except as provided below in the discussion of estate taxes, the term “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

      This discussion does not address all aspects of U.S. federal income and estate taxes and does not represent a detailed description of the U.S. federal income tax considerations applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including, but not limited to, if you are a United States expatriate, dealer or trader in securities or currencies, financial institution, insurance company, tax-exempt organization, person holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security, person subject to alternative minimum tax, regulated investment company, controlled foreign corporation, passive foreign investment company, a partnership or other pass-through entity for U.S. federal income tax purposes or the beneficial owner of a partnership or other pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or partner of a partnership holding our common stock, you should consult your tax advisors.

      Prospective purchasers are urged to consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

Dividends

      As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event we do pay dividends, we or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-U.S. holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent an Internal Revenue Service (“IRS”) Form W-8BEN (certifying its entitlement to benefits under a treaty), or (ii) the non-U.S. holder provides to us or such agent an IRS Form W-8ECI (certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States). In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. resident unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax, but fails to provide the necessary Form W-8, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

      Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States and if a tax treaty applies, such gain is attributable to a permanent establishment in the United States or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder held our common stock (which we do not believe that we have been, are currently or are likely to be), and either (a) such non-U.S. holder held more than 5% of our common stock at some time during this period or (b) our common stock has ceased to be traded on an established securities market. If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. resident unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Federal Estate Tax

      Shares of our common stock owned or treated as owned by an individual who is a non-U.S. holder, as specifically defined for U.S. federal estate tax purposes, at the time of his or her death generally will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

      Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

Information Reporting and Backup Withholding Tax

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends,

regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      Backup withholding tax (at a rate equal to 28% from 2003 through 2010 and 31% after 2010) will apply to dividends paid to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding tax as well.

      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a redemption) of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's U.S. federal income tax liability, provided that the required procedures are followed.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. Deutsche Bank Securities Inc. is acting as sole book-running manager and as representative of the underwriters named below.

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
Allen & Company LLC
J.P. Morgan Securities Inc.
Roth Capital Partners, LLC

Total	7,950,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $               per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $               per share to other dealers. After the initial public offering, the underwriters may change the offering price and other selling terms.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,192,500 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option; to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 7,950,000 shares are being offered.

      The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are        % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fees Per Share	Without Exercise of Over-Allotment Option	With Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by selling stockholders	$	$	$

      In addition, we estimate that the total expenses of this offering, payable by us, excluding underwriting discounts and commissions, will be approximately $1,000,000.

      We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      All of our directors, executive officers and a key employee have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative. This consent may be given at any time without public notice. Transfers or dispositions may be made during the lock-up period in the case of gifts or for estate planning purposes and in certain other circumstances where the transferee signs a lock-up agreement. We have entered into a similar agreement with the representative of the underwriters, except that without such consent we may issue shares of our common stock in connection with our pending Merger with WeddingChannel. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

      The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we release earnings results or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the release of the earnings results or the occurrence of material news or a material event relating to us.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

      Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

      A prospectus in electronic format is being made available on Internet websites maintained by certain of the underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

      Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

      Some of the underwriters or their affiliates have engaged in investment banking services and other commercial dealings with us as well as Comcast Corporation and its affiliates in the past and may do so in the future. They receive customary fees and commissions for these services. Allen & Company LLC acted as placement agent of shares of our common stock in connection with our recently completed Private Placement. In addition, in October 2004, we retained Allen & Company LLC as a financial advisor with respect to various matters, including, among other things, our Merger with WeddingChannel. In connection with these services, Allen & Company LLC has received compensation consisting of cash and warrants to purchase our common stock. Comcast Corporation is an affiliate of Comcast TKI Holdings, Inc. and The Comcast Foundation, selling stockholders in this offering. Stephen B. Burke, an executive of Comcast Corporation and certain of its affiliates, is a member of the board of directors of JPMorgan Chase & Co., an affiliate of J.P. Morgan Securities Inc.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

      Davis Polk & Wardwell, Menlo Park, California is counsel to the selling stockholders affiliated with Comcast Corporation in connection with this offering. Proskauer Rose LLP, New York, New York is counsel to the other selling stockholders in connection with this offering.

EXPERTS

      The consolidated financial statements for The Knot, Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements for WeddingChannel.com, Inc. and subsidiaries as of December 31, 2004 and December 31, 2005 and for each of the three years in the period ended December 31, 2005, have been incorporated by reference herein and in the registration statement of which this prospectus forms a part in reliance upon the report of Grant Thornton LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, located at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with, or furnished to, the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	our Current Reports on Form 8-K filed on January 18, 2006, June 5, 2006, July 10, 2006, July 11, 2006, July 20, 2006 (which contains the WeddingChannel financial statements), July 20, 2006 (which contains the unaudited pro forma consolidated financial information of The Knot and certain information relating to WeddingChannel), July 20, 2006 (which relates to the expected resignation of one of our directors) and July 25, 2006; and

•	the description of our Common Stock in our Registration Statement on Form 8-A (File No. 000-28271) under Section 12(g) of the Exchange Act.

      In addition, all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the offering of the common stock offered hereby is completed shall be deemed to be incorporated by reference into this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in our Definitive Proxy Statement), or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K, or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

      Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

      We will provide to you at no cost a copy of any or all of the information incorporated by reference into this prospectus. You may make a request for a copy of this information in writing or by telephone. Requests should be directed to:

The Knot, Inc.
Attention: Investor Relations
462 Broadway, 6th Floor
New York, NY 10013
(212) 219-8555
ir@theknot.com

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the knot

theknot.com | thenest.com

Photography © Paul Costello, Jesse Leake Photography, Visual Statements Photography, Michelle Walker Photography, Red Ribbon Studio, Joshua Zuckerman Photography, Photo Momento, SOTA Dzine, Heather Donlan Photography, Deborah Jaffe, Mikkel Vang.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

TABLE OF CONTENTS

Page
Prospectus Summary	1
Risk Factors	9
Special Note Regarding Forward-Looking Statements	27
Use of Proceeds	28
Dividend Policy	28
Capitalization	29
Price Range of Common Stock	30
Selected Historical Consolidated Financial Information	31
Unaudited Pro Forma Consolidated Financial Information	33
Management's Discussion and Analysis of Financial Condition and Results of Operations	40
Business	60
Pending Merger with WeddingChannel	74
Management	75
Certain Relationships and Related Party Transactions	77
Principal and Selling Stockholders	80
Description of Capital Stock	82
Material United States Federal Income Tax Considerations to Non-U.S. Holders	88
Underwriting	91
Legal Matters	94
Experts	94
Where You Can Find More Information	95

The Knot, Inc.

7,950,000 Shares
Common Stock

Deutsche Bank Securities
Allen & Company LLC
JPMorgan
Roth Capital Partners
Prospectus
             , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.

Amount to be Paid
SEC registration fee	$18,837
NASD filing fee	18,104
Nasdaq Global Market listing fee	45,000
Legal fees and expenses	350,000
Accounting fees and expenses	250,000
Printing and engraving expenses	200,000
Blue Sky fees and expenses	7,500
Transfer agent and Registrar fees and expenses	7,500
Miscellaneous	103,059

Total	$1,000,000

Item 15. Indemnification of Directors and Officers

      Our amended and restated certificate of incorporation provides that the liability of a director of The Knot shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under the Delaware General Corporation Law, our directors have a fiduciary duty to The Knot which is not eliminated by this provision of the amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available.

      Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

•	for any breach of the director's duty of loyalty to The Knot or its stockholders;

•	for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for the payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

      The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's certificate of incorporation, bylaws, any agreement, a vote of stockholders or otherwise. Our amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that The Knot shall fully indemnify any person who was or is a party or is threatened to be made a part to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that that person is or was a director or officer of The Knot or is or was serving at the request of The Knot as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification shall be against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding.

Item 16. Exhibits and Financial Statement Schedules

      (a) Exhibits.

Number	Description
1.1*	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger and Reorganization dated as of June 5, 2006, by and among the Registrant, IDO Acquisition Corporation, WeddingChannel.com, Inc., and, solely with respect to certain sections, Lee B. Essner (Incorporated by reference to the identically numbered exhibit to the Registrant's Current Report on Form 8-K filed on June 5, 2006)

3.1	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (Registration number 333-87345) (the “Form S-1”))

3.2	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.4 to the Form S-1)

4.1	Specimen Common Stock certificate (Incorporated by reference to the identically numbered exhibit to the Form S-1)

4.2	See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock of the Registrant

4.3	Warrant Agreement of America Online, Inc. (Incorporated by reference to Exhibit 4.4 to the Form S-1)

4.4	Subscription Agreement by and between The Knot and T. Rowe Price Associates, Inc. on behalf of its participating clients specified therein, dated as of November 18, 2003 (Incorporated by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-3 (Registration number 333-111060) (the “2003 Form S-3”))

4.5	Subscription Agreement by and between The Knot and investment funds advised by Capital Research and Management Company, dated as of November 18, 2003 (Incorporated by reference to the identically numbered exhibit to the 2003 Form S-3)

4.6	Warrant Certificate issued to Allen & Company LLC on October 27, 2004 (Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K filed on March 21, 2005)

4.7	Subscription Agreement by and between The Knot, Inc. and T. Rowe Price Associates, Inc. on behalf of its participating clients specified therein, dated as of July 7, 2006 (Incorporated by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-3 (Registration number 333-135877) (the “2006 Form S-3”))

4.8	Subscription Agreement by and between The Knot and investment funds advised by Capital Research and Management Company, dated as of July 7, 2006 (Incorporated by reference to the identically numbered exhibit to the 2006 Form S-3)

4.9	Subscription Agreement by and between The Knot and investment funds advised by Ashford Capital Management, Inc., dated as of July 7, 2006 (Incorporated by reference to the identically numbered exhibit to the 2006 Form S-3)

5.1**	Opinion of Proskauer Rose LLP

10.3	Employment Agreement between The Knot, Inc. and Richard Szefc (Incorporated by reference to the identically numbered exhibit to the Form S-1)

10.4	Employment Agreement between The Knot, Inc. and Sandra Stiles (Incorporated by reference to the identically numbered exhibit to the Form S-1)

10.5	2000 Non-Officer Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Registration number 333-41960))

Number	Description
10.6	Amended and Restated 1999 Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Registration number 333-74398))

10.7	Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.6 to the Form S-1)

10.8	Third Amended and Restated Investor Rights Agreement (Incorporated by reference to Exhibit 10.7 to the Form S-1)

10.11	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.10 to the Form S-1)

10.12	Common Stock Purchase Agreement between The Knot, Inc. and May Bridal Corporation (Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K filed on March 29, 2002)

10.13	Amendment to Common Stock Purchase Agreement between The Knot and May Bridal Corporation, dated as of November 11, 2003 (Incorporated by reference to the identically numbered exhibit to the 2003 Form S-3)

10.14	Agreement of Settlement and Mutual Release between The Knot, Inc. and America Online, Inc. (Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K filed on March 21, 2005)

10.15	Voting Agreement, dated as of June 5, 2006, by and between The Knot, Inc. and Federated Corporate Service, Inc. (Incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed on June 5, 2006)

10.16	Stock Resale Agreement, dated as of June 5, 2006, by and between The Knot, Inc. and Federated Corporate Service, Inc. (Incorporated by reference to Exhibit 2.6 to the Registrant's Current Report on Form 8-K filed on June 5, 2006)

23.1	Consent of Ernst & Young LLP

23.2	Consent of Grant Thornton LLP

23.3**	Consent of Proskauer Rose LLP (included in Exhibit 5.1)

24.1**	Powers of Attorney

*	To be filed by amendment.
**	Previously filed.

Item 17. Undertakings

      The undersigned Registrant hereby undertakes:

      (A) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 hereof or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (B) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (C) (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 31st day of July, 2006.

THE KNOT, INC.

By:	/s/ David Liu David Liu President, Chief Executive Officer and Chairman of the Board of Directors

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on July 31, 2006.

Signature	Title(s)
/s/ David Liu David Liu	President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
/s/ Richard Szefc Richard Szefc	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)
* Sandra Stiles	Chief Operating Officer, Assistant Secretary and Director
* Charles Baker	Director
* Lisa Gersh	Director
* Matthew Strauss	Director
* Ann Winblad	Director
*By:	/s/ Richard Szefc Richard Szefc Attorney-in-fact

INDEX TO EXHIBITS

Number	Description
1.1*	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger and Reorganization dated as of June 5, 2006, by and among the Registrant, IDO Acquisition Corporation, WeddingChannel.com, Inc., and, solely with respect to certain sections, Lee B. Essner (Incorporated by reference to the identically numbered exhibit to the Registrant's Current Report on Form 8-K filed on June 5, 2006)

3.1	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (Registration number 333-87345) (the “Form S-1”))

3.2	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.4 to the Form S-1)

4.1	Specimen Common Stock certificate (Incorporated by reference to the identically numbered exhibit to the Form S-1)

4.2	See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock of the Registrant

4.3	Warrant Agreement of America Online, Inc. (Incorporated by reference to Exhibit 4.4 to the Form S-1)

4.4	Subscription Agreement by and between The Knot and T. Rowe Price Associates, Inc. on behalf of its participating clients specified therein, dated as of November 18, 2003 (Incorporated by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-3 (Registration number 333-111060) (the “2003 Form S-3”))

4.5	Subscription Agreement by and between The Knot and investment funds advised by Capital Research and Management Company, dated as of November 18, 2003 (Incorporated by reference to the identically numbered exhibit to the 2003 Form S-3)

4.6	Warrant Certificate issued to Allen & Company LLC on October 27, 2004 (Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K filed on March 21, 2005)

4.7	Subscription Agreement by and between The Knot, Inc. and T. Rowe Price Associates, Inc. on behalf of its participating clients specified therein, dated as of July 7, 2006 (Incorporated by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-3 (Registration number 333-135877) (the “2006 Form S-3”))

4.8	Subscription Agreement by and between The Knot and investment funds advised by Capital Research and Management Company, dated as of July 7, 2006 (Incorporated by reference to the identically numbered exhibit to the 2006 Form S-3)

4.9	Subscription Agreement by and between The Knot and investment funds advised by Ashford Capital Management, Inc., dated as of July 7, 2006 (Incorporated by reference to the identically numbered exhibit to the 2006 Form S-3)

5.1**	Opinion of Proskauer Rose LLP

10.3	Employment Agreement between The Knot, Inc. and Richard Szefc (Incorporated by reference to the identically numbered exhibit to the Form S-1)

10.4	Employment Agreement between The Knot, Inc. and Sandra Stiles (Incorporated by reference to the identically numbered exhibit to the Form S-1)

10.5	2000 Non-Officer Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Registration number 333-41960))

10.6	Amended and Restated 1999 Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Registration number 333-74398))

Number	Description
10.7	Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.6 to the Form S-1)

10.8	Third Amended and Restated Investor Rights Agreement (Incorporated by reference to Exhibit 10.7 to the Form S-1)

10.11	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.10 to the Form S-1)

10.12	Common Stock Purchase Agreement between The Knot, Inc. and May Bridal Corporation (Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K filed on March 29, 2002)

10.13	Amendment to Common Stock Purchase Agreement between The Knot and May Bridal Corporation, dated as of November 11, 2003 (Incorporated by reference to the identically numbered exhibit to the 2003 Form S-3)

10.14	Agreement of Settlement and Mutual Release between The Knot, Inc. and America Online, Inc. (Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K filed on March 21, 2005)

10.15	Voting Agreement, dated as of June 5, 2006, by and between The Knot, Inc. and Federated Corporate Service, Inc. (Incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed on June 5, 2006)

10.16	Stock Resale Agreement, dated as of June 5, 2006, by and between The Knot, Inc. and Federated Corporate Service, Inc. (Incorporated by reference to Exhibit 2.6 to the Registrant's Current Report on Form 8-K filed on June 5, 2006)

23.1	Consent of Ernst & Young LLP

23.2	Consent of Grant Thornton LLP

23.3**	Consent of Proskauer Rose LLP (included in Exhibit 5.1)

24.1**	Powers of Attorney

*	To be filed by amendment.
**	Previously filed.